As filed with the Securities and Exchange Commission on 19 September 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

12 Arthur Street,

London EC4R 9AQ, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X           Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company’s registration statement on Form F-3 (File No. 333-177093).

As used in this document, unless the content otherwise requires; the terms ‘Prudential’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc, together with its subsidiaries, while the terms ‘Prudential plc’, ‘the ‘Company’ and the ‘parent company’ each refer to ‘Prudential plc’.

Limitations on Enforcement of US Laws against Prudential plc, its Management and Others

Prudential plc is an English public limited company. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Selected Historical Financial Information of Prudential

The following table sets forth Prudential’s selected consolidated financial data for the periods indicated. Certain data is derived from Prudential’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2014, there were no unendorsed standards effective for the periods presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential’s consolidated financial statements is derived from consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the ‘Operating and Financial Review’ section below.

	Six Months Ended 30 June
	2014(1)	2014	2013
	(In $ Millions)	(In £ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	27,691	16,189	14,763
Investment returns	22,885	13,379	6,528
Other income	1,811	1,059	1,100
Total revenue, net of reinsurance	52,387	30,627	22,391
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(43,701)	(25,549)	(18,143)
Acquisition costs and other expenditure	(5,706)	(3,336)	(3,315)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(291)	(170)	(152)
Remeasurement of carrying value of Japan Life business classified as held for sale	(19)	(11)	(135)
Total charges, net of reinsurance	(49,717)	(29,066)	(21,745)
Share of profits from joint ventures and associates, net of related tax	252	147	74
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(2)	2,922	1,708	720
Tax charge attributable to policyholders’ returns	(486)	(284)	(214)
Profit before tax attributable to shareholders	2,436	1,424	506
Tax charge attributable to shareholders’ returns	(477)	(279)	(141)
Profit for the period	1,959	1,145	365

	Six Months Ended 30 June
	2014(1)	2014	2013
Other data
Based on profit for the period attributable to the Prudential’s equity holders:
Basic earnings per share	77.0¢	45.0p	14.3p
Diluted earnings per share	76.8¢	44.9p	14.3p
Dividend per share declared and paid in reporting period(5)	40.78¢	23.84p	20.79p
Equivalent cents per share(6)		40.19¢	31.43¢
Market price per share at end of period(7)	2294¢	1341p	1075p
Weighted average number of shares (in millions)	2,547	2,547	2,548

	As of 30 June		As of 31 December
	2014(1) (In $ Millions)	2014 (In £ Millions)	2013 (In £ Millions)
Statement of financial position data
Total assets	580,356	339,290	325,932
Total policyholder liabilities and unallocated surplus of with-profits funds	507,587	296,748	286,014
Core structural borrowings of shareholder-financed operations	7,812	4,567	4,636
Total liabilities	562,180	328,664	316,281
Total equity	18,176	10,626	9,651

	As of and for the Six Months Ended 30 June
	2014(1) (In $ Millions)	2014 (In £ Millions)	2013 (In £ Millions)
Other data
New business:
Single premium sales(3)	22,214	12,987	11,489
New regular premium sales(3)(4)	1,711	1,000	1,012
Funds under management	782,041	457,200	427,400

(1)	Amounts stated in US dollars in the half year 2014 column have been translated from pounds sterling at the rate of $1.7105 per £1.00 (the noon buying rate in New York City on 30 June 2014).

(2)	This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders. See ‘Presentation of results before tax’ in IFRS Critical Accounting Policies within the ‘Operating and Financial Review’ section below for further explanation.

(3)	The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see ‘EEV basis, new business results and free surplus generation’ below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and guaranteed investment contracts and similar funding agreements written in US operations.

(4)	New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(5)	Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The parent company dividend relating to the reporting period was an interim dividend of 11.19p per share, as against an interim dividend of 9.73p per share for the first half of 2013.

(6)	The dividend per share has been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)	Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

Exchange Rate Information

Prudential publishes its consolidated financial statements in pounds sterling. References in this document to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency, references to ‘pounds sterling’, ‘£’, ‘pounds’, ‘pence’ or ‘p’ are to UK currency (there are 100 pence to each pound) and references to ‘Euro’ or ‘€’ are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average rate
Six months ended 30 June 2013	1.54
Twelve months ended 31 December 2013	1.56
Six months ended 30 June 2014	1.67

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
March 2014	1.67	1.65
April 2014	1.69	1.66
May 2014	1.70	1.67
June 2014	1.71	1.67
July 2014	1.72	1.69
August 2014	1.69	1.66

On 12 September 2014, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.62.

Risk Factors

A number of factors (risk factors) affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, is not updated, and any forward-looking statements are made subject to the reservations specified below under ‘Forward-Looking Statements’.

Risks relating to Prudential’s business

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential’s business and profitability. Since 2008 Prudential has operated against a challenging background of periods of significant volatility in global capital and equity markets, interest rates and liquidity, and widespread economic uncertainty. Government interest rates also remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential’s business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

•	investment impairments or reduced investment returns, which could impair Prudential’s ability to write significant volumes of new business and would have a negative impact on its assets under management and profit;

•	higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

•	failure of counterparties to transactions with Prudential or, for derivative transactions adequate collateral not being in place;

•	estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

•	increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over sovereign debt, general slowing in world growth from subdued or slowdown in demand and the timing and scale of quantitative easing programmes of central banks. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and profitability. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential’s reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrenders levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors including interest rates, equity levels, bond spreads and realised volatility. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential’s results.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, for Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic results which may be less significant under IFRS reporting.

A significant part of the profit from Prudential’s UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations held in its investment portfolio. In recent years, rating agencies have downgraded the sovereign debt of some countries. There is a risk of further downgrades.

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be affected, as might counter party relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalue or otherwise alter the currencies in which its obligations are denominated this could have a material adverse effect on Prudential’s financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within other comprehensive income. Consequently, this could impact on Prudential’s gearing ratios (defined as debt over debt plus shareholders’ funds). The Group’s surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure and enhanced supervisory powers.

Current EU directives, including the EU Insurance Groups Directive (‘IGD’) require EU financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new prudential regulatory framework for insurance companies, referred to as ‘Solvency II’. The approach is based on the concept of three pillars. Pillar 1 consists of the quantitative requirements, for example, the amount of capital an insurer should hold. Pillar 2 sets out requirements for the governance and risk management of insurers, as well as for the effective supervision of insurers. Pillar 3 focuses on disclosure and transparency requirements.

The Solvency II Directive covers valuation, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Prudential Regulation Authority (‘PRA’). The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which amended certain aspects of the Solvency II Directive. Following adoption of the Omnibus II Directive by the Council of the European Union in April 2014, Solvency II is now expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (‘EIOPA’) are continuing to develop the detailed rules that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-2015. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, is expected to be subject to supervisory judgement and approval. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in the capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank Act’) in the US, the work of the Financial Stability Board (‘FSB’) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (‘ComFrame’) being developed by the International Association of Insurance Supervisors (‘IAIS’).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential’s businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of its competitors. Designation as a G-SII will lead to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures will include enhanced group- wide supervision, effective resolution measures of the group in the event of failure, loss absorption, and higher loss absorption capacity. This enhanced supervision commenced immediately and includes the development by July 2014 of a Systemic Risk Management Plan (‘SRMP’) under supervisory oversight and its implementation thereafter and by the end of 2014, a group Recovery and Resolution Plan (‘RRP’) and Liquidity Risk Management Plan (LRMP). Prudential is monitoring the development and potential impact of, the framework of policy measures and is engaging with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement for conducting non-traditional insurance and non-insurance activities. A consultation paper on BCR was released in July 2014. The IAIS currently expects to finalise the BCR and HLA proposals by November 2014 and the end of 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with the BCR expected to be introduced in 2015 on a confidential reporting basis to group-wide supervisors. The HLA requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework’s key components is an Insurance Capital Standard (ICS) which would form the group solvency capital standard under ComFrame. In May 2014 the IAIS published a memorandum setting out the approach to the development of the ICS. The three year development phase of ComFrame ended in December 2013 and the IAIS is now undertaking a field testing exercise from 2014 to 2018 to assess the impact of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. The IASB is re-deliberating on the Exposure Draft proposals in light of comments by the insurance industry and other respondents. The timing of the final proposals taking effect is uncertain but not expected to be before 2018.

Any changes or modification of IFRS accounting policies may require a change in the future results or a retrospective adjustment of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed.

Regulators’ interest may include the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant regulatory attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. This focus includes new regulations in respect of the suitability of sales of certain products such as alternative investments. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that challenge current practices, or are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect Prudential’s profitability and financial condition

Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s reputation, results of operations or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends on management’s ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential’s potential to grow its business as quickly as planned.

In Asia, the Group’s principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA, and Manulife and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential’s principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Lloyds Banking Group, Standard Life, Schroders, Invesco Perpetual and Fidelity.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Prudential Financial, Lincoln National, MetLife and TIAA-CREF.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group’s financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.

Prudential’s long-term senior debt is rated as A2 by Moody’s, A+ by Standard & Poor’s and A by Fitch. These ratings have a stable outlook.

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1 by Fitch.

The Prudential Assurance Company Limited’s financial strength is rated Aa2 (negative outlook) by Moody’s, AA (stable outlook) by Standard & Poor’s and AA (stable outlook) by Fitch.

Jackson’s financial strength is rated AA by Standard & Poor’s and Fitch, A1 by Moody’s, and A+ by AM Best. These ratings have a stable outlook.

Prudential Assurance Co. Singapore (Pte) Ltd’s financial strength is rated AA (stable outlook) by Standard & Poor’s.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on and require significant investment in IT, compliance and other operational systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential’s IT, compliance and other operational systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. For example, although Prudential has not experienced a material failure or breach in relation to its legacy and other IT systems and processes to date, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber-security attacks.

Prudential’s legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or breaches. Such events could, among other things, harm Prudential’s ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its relationships with its business partners and customers. Similarly, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during the first half of 2014, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group’s results of operations could be adversely affected.

Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s loss experience.

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group’s joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its joint venture partners fails to meet its obligations under the joint venture, encounters financial difficulty, or fails to comply with local regulation or international standards such as those for the prevention of financial crime. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements or material failure in controls (such as those for the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential’s Articles of Association contain an exclusive jurisdiction provision

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s financial condition and results of operations.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority and Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential’s filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators (‘KPIs’). These include results prepared in accordance with the European Embedded Value (‘EEV’) Principles and Guidance issued by the Chief Financial Officers (‘CFO’) Forum of European Insurance Companies, New Business measures and Free Surplus Generation.

The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital, or economic capital where higher, and free surplus) of Prudential’s life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also published by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits are also published quarterly.

Underlying free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit based on longer-term investment returns for the period.

Operating and Financial Review

The following discussion and analysis should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2014 included in this document. The critical accounting policies which have been applied to these statements are discussed in the section below entitled ‘– IFRS Critical Accounting Policies’.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors (including those discussed in the ‘Risk Factors’ section of this document. See also the discussion under the heading ‘Forward-looking statements’ above.

Introduction and Overview

In the first half of 2014, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential’s principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential’s unaudited condensed consolidated interim financial statements for the period ended 30 June 2014 are the same as those previously adopted in Prudential’s consolidated financial statements for the year ended 31 December 2013, except for the adoption of the new and amended accounting pronouncements as described in note A2 to the unaudited condensed consolidated interim financial statements.

Overview

The Group has delivered strong, broad-based performance in the first half of 2014.

Our clear and consistent strategy and our focus on execution have allowed us to leverage effectively our chosen portfolio of businesses to produce good returns for our shareholders while delivering valuable products and services to our customers.

Currency volatility

For the purpose of reporting our performance in sterling terms, we adopt the normal convention of translating the results of our overseas businesses using average exchange rates for the period. However, the currency translation effect is so pronounced for some parts of the business that it masks the underlying operational trends, rendering it difficult to meaningfully assess performance. In that context, it is important to note that the actual flows that we collect from our customers in Asia and the US are received in local currency. We believe that in periods of currency volatility, the most appropriate way to assess the actual performance of our businesses is to look at what they have achieved on a local currency basis, in other words in terms of the actual flows they have collected rather than the translation of those flows into sterling.

The market reaction to the combination of the expected rise in interest rates in Western economies, concerns about economic growth in China and in other Asian economies and political uncertainty in Thailand and Indonesia have led to significant currency volatility during the first half of 2014 and to currency depreciation in some of our key Asian markets. There has also been more recently a significant strengthening of sterling driven by expectations that a stronger recovery of the UK economy would lead to an earlier shift in UK monetary policy. All these factors have impacted our results negatively when reported in sterling using actual exchange rates.

The table below presents a summary of the Group’s profit before tax on an IFRS basis. For memorandum disclosure purposes, the table presents the half year 2013 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

Profit before tax attributable to shareholders – IFRS

	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %
	Half year	Half year		Half year
Operating profit before tax
Long-term business:
Asia	483	474	2	406	19
US	686	582	18	538	28
UK	374	341	10	341	10
Long-term business operating profit before tax	1,543	1,397	10	1,285	20
UK general insurance commission	12	15	(20)	15	(20)
Asset management business:
M&G (including Prudential Capital)	249	225	11	225	11
Eastspring Investments	42	38	11	34	24
US	(5)	34	(115)	31	(116)
Other income and expenditure	(320)	(294)	(9)	(294)	(9)
Total operating profit based on longer-term investment returns before tax	1,521	1,415	7	1,296	17
Non-operating items	(97)	(909)	n/a	(844)	n/a
Profit before tax attributable to shareholders	1,424	506	181	452	215

In the remainder of this ‘Introduction and Overview’, every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated.

Group performance

The Group has delivered double-digit growth across our three key metrics of IFRS operating profit, new business profit and cash with all four of our business units delivering a strong performance.

Our Group IFRS operating profit based on longer-term investment returns increased by 17 per cent during the year to £1,521 million (2013: £1,296 million).

•	Asia life operating profit based on longer-term investment returns was up 19 per cent underpinned by our performance in our seven ‘sweet spot’ markets[1], which combined grew IFRS operating profit at a rate of 20 per cent. Our focus on proactively managing our diverse business portfolio has helped us offset the short-term headwinds experienced in a few of our markets.

•	US life operating profit based on longer-term investment returns increased 28 per cent to £686 million (2013: £538 million). We have achieved higher levels of fee income, generated by variable annuity products written at attractive margins combined with favourable market movements which increased the value of separate account assets.

•	UK life operating profit based on longer-term investment returns grew by 10 per cent to £374 million (2013: £341 million) benefitting from higher levels of bulk annuity transactions.

•	M&G delivered operating profit based on longer-term investment returns of £249 million[2], an increase of 11 per cent, reflecting continued strong third-party net inflows combined with favourable market movements in the period, which together have increased M&G’s external funds under management by £14.7 billion to a record £132.8 billion (2013: increase of £6.3 billion to £118.1 billion).

1 ‘Sweet spot’ markets include Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.

2 Including Prudential Capital.

Net cash remittances from our businesses to the Group increased by 15 per cent to £974 million (2013: £844 million on an actual exchange rate basis) driven by strong organic cash generation and supported by robust local capital positions. Cash remittances from Asia grew by 14 per cent to £216 million, the US was up 20 per cent to £352 million, the UK was up 9 per cent to £246 million while M&G (including Prudential Capital) delivered an increase of 19 per cent to £160 million.

Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus3 was estimated at £4.1 billion, equating to coverage of 2.3 times.

2017 Objectives

The objectives discussed below assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and free surplus methodology at December 2013 will be applicable over the period.

We announced new objectives for 2017 at our investor conference in December 2013 in London. These objectives are:

(i)	Asia Underlying Free Surplus Generation(4)(5) of £0.9 billion to £1.1 billion in 2017 (2012: £484 million)

(ii)	Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 – 2017 to reach at least £1,858 million in 2017 (2012: £924 million(6))

(iii)	Group Underlying Free Surplus Generation(5) of at least £10 billion cumulatively over the four-year period from 2014 to end- 2017.

We are making progress towards our 2017 objectives.

3 Insurance Groups Directive surplus (the Group’s regulatory capital measure), before allowing for interim dividend.

4 Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

5 Underlying free surplus generation is defined in the section ‘EEV Basis, New Business Results and Free Surplus Generation’.

6 Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

Our operating performance by business unit

Asia

In the first half of 2014, Asia delivered IFRS operating profit of £525 million, up 19 per cent on the same period in 2013 (3 per cent on an actual exchange rate basis), reflecting continued growth in the scale of our in-force life and asset management businesses and highlighting the successful execution of our strategy. Net cash remittances for the half year were £216 million, 14 per cent higher period-on-period.

Our strategic priority continues to be to meet the savings and financial protection needs of Asia’s rapidly growing middle classes with shareholder friendly products that deliver demonstrable value to customers and are distributed through high-quality tied agents and carefully selected bank partners. The regulatory environment remains supportive as governments look to the private sector to provide efficient and consumer friendly ways for citizens to access enhanced social welfare options as well as to channel household savings into longer term investments in the economy. Our product portfolio in the region is tailored to customers’ needs in each of our markets and consistently delivers a high proportion of regular premiums and a significant amount of premium directed towards health and protection coverage.

During the first half of this year, some of our markets experienced headwinds as a result of political and economic events such as the uncertainty over the outcome of Presidential elections in Indonesia or the military takeover in Thailand. These shorter-term cyclical pressures do not detract from the long-term structural trend of growing demand for our products and services from the rapidly growing and underinsured middle classes. These supportive trends underpin the compelling prospects for profitable growth for our business over the long term. These trends are reflected in our first half performance. Single premiums, which are sentiment-led and are impacted by cyclical events fell slightly while regular premiums, which are the preferred mode for consumers to save and protect themselves, were resilient, growing during the period.

Distribution is key to success in Asia. Over the first half of 2014 we have continued to grow in both the agency and bancassurance channels. The growing scale and increasing productivity of our agency platform is complemented by an extensive range of bank distribution partners across the region. The first half of 2014 included the first anniversary of our successful partnership in Thailand with Thanachart Bank. We also announced in the first quarter that we have further extended and expanded our long-established and market-leading partnership with Standard Chartered Bank for 15 years to 2029. The renewal of this relationship is in line with our strategy, with Standard Chartered Bank strategically positioned in the fast-growing markets of South-east Asia – our ‘sweet spot’ markets. This gives us access to Standard Chartered Bank’s existing 800 branches and 13 million customers and represents a significant growth opportunity over this period. June 2014 saw a record month for new business production from Standard Chartered Bank, continuing a strong history of delivery since 1998 that is based on the demonstrable success of working closely together under a strategic partnership framework.

Our strategic focus on the seven ‘sweet spot’ markets of South-east Asia (including Hong Kong), where the structural growth opportunities are the most attractive, continue to explain our performance in Asia. Collectively, these markets produced 20 per cent growth in IFRS operating profit, reflecting the disciplined execution of our strategy.

In Hong Kong, sales growth was strong, mainly as a result of increases in active agency manpower and in productivity, demonstrating the on-going success of our health and protection and our participating products in Hong Kong. In addition the domestication of the Hong Kong branch of the Prudential Assurance Company, was effective 1 January 2014, and established an independent Hong Kong Life Fund.

In Singapore, we continue to lead the market with our popular regular premium and PRUshield products and increases in agency productivity have supported an increase in sales. The positive impact of higher sales volumes was partially offset by change in product mix in the period.

Indonesia had a challenging first half with exceptional flooding disrupting sales in the first quarter, followed by uncertainty over the outcome of the Presidential elections depressing the overall market in the second quarter. Given these external factors we are pleased to have held sales at the prior period’s level. Agency recruitment has remained strong throughout this period with the number of new agents increasing over the prior year and we remain very well placed for when the market normalises. Growth in IFRS operating profit of 32 per cent reflects the continued strong contribution from our in-force portfolio of recurring premium income.

In Malaysia, our decision to refocus our agency business on health and protection and to grow distribution by Bumiputra agents (‘Bumi’), has delivered an encouraging increase in agency activity. However, as average case sizes are smaller in the Bumi channel and as we have deliberately de-emphasised some top-up products, this has led to a moderate increase in total sales.

Following last year’s acquisition of Thanachart Life in Thailand and the successful execution of our exclusive bancassurance agreement with Thanachart Bank, sales from this market have increased over the first half of last year. This also results from strong progress in our original business, where sales were also up in the first half of the year. We have not seen any major impact on our operations from the recent political events to date and although we remain vigilant, we continue to be very positive about the longer-term prospects of our business in Thailand.

The transformation of our agency business in the Philippines is making excellent progress, following a significant increase in agent activity and an increased focus on the regular premium business, in which sales grew at a brisk pace. Significantly lower levels of single premium and lower bancassurance sales, however, have driven a decline in total sales.

Vietnam had a solid first half, with increased sales driven by increases in agency activity.

Our joint venture with CITIC in China continues to perform well with sales growing reflecting progress in both the agency and bank channels. We now have offices in all the major economic centres in China. In India our joint venture with ICICI Bank remains the leader in the private sector, but the market slowed in the first half ahead of the recent elections. There is much optimism about the Indian economy and we remain in an excellent position to benefit from any positive developments. The recently announced budget proposed an increase in the foreign shareholding cap from 26 per cent to 49 per cent, however the exact shape of the proposals and whether they are likely to receive parliamentary approval are still to be clarified.

In Taiwan and Korea, we remain selective in our participation and as a result we are content to tolerate fluctuations in new business volumes.

We are also setting foundations for future growth in new markets. We have successfully launched in Cambodia with a market-leading life insurance business, we have opened a representative office in Myanmar and are in the preliminary stages of entering Laos.

US

In the first half of 2014, Jackson delivered life IFRS operating profit of £686 million, up 28 per cent at constant exchange rates (18 per cent on an actual exchange rate basis) from the same period in 2013. This increase was primarily driven by increased fee income from higher separate account assets. Cash remitted to Group increased 20 per cent to a record level £352 million compared to £294 million (at actual exchange rates) in 2013. Jackson continues to focus on the delivery of IFRS operating earnings and cash, while maintaining its disciplined approach to new business and management of the in-force book, and at the same time continuing to improve its capital position.

Jackson achieved higher total retail sales compared to the first half of 2013. These sales were achieved while continuing to write new business at aggregate internal rates of return well in excess of 20 per cent and with a payback period of two years. Including institutional sales, total sales were also higher than the first half of 2013.

Sales from variable annuity increased in the first half of 2014. Sales of Elite Access, our variable annuity without living benefits were significantly above prior first half year levels and exceeded the growth rate of sales of variable annuities excluding Elite Access, which were also higher than prior year. Overall, the US economy continues to see signs of improvement with further declines in unemployment rates, signs of recovery in the crucially important housing market and stronger GDP growth, with a second quarter at 4 per cent annualised. During the first half of 2014, the S&P 500 Index rose 6 per cent and the 10-year Treasury rate remained significantly above the 2012 low levels. Overall, the US competitive landscape has been more stable than in recent periods, as most annuity writers appear to have committed to a particular course of action for the near term. That said, variable annuity providers continue to modify their product offerings through reductions in fund availability and increased fees. In addition, an increasing number of investment-only variable annuity products, i.e. variable annuities without living benefits, have been launched.

The economics of our variable annuity business continue to be very attractive and with the success of Elite Access, we continue to improve the diversification of our product mix. In line with our proactive cycle management approach, Jackson continues to actively manage the sales volumes of variable annuities with living benefits to maintain an appropriate balance of our revenue streams and to match the Group’s annual risk appetite. At the end of the period, Jackson’s statutory separate account assets were £71.5 billion, up 34 per cent (19 per cent on an actual exchange rate basis) compared to £53.3 billion (at constant exchange rates) for the same period in 2013, as a result of both positive net flows and the significant growth in the underlying market value of the separate account assets over the past 12 months.

Fixed annuity sales remained relatively flat compared to 2013, while fixed index annuity sales decreased sharply primarily as a result of product changes implemented in late 2013 to increase returns to shareholder capital.

IFRS operating profit from non-life operations in the US decreased to a loss of £5 million (2013: profit of £31 million), due to a Curian year-to-date loss of £23 million after a £33 million provision related primarily to the potential refund of certain fees by Curian.

Jackson’s strategy remains unchanged. We continue to price new business on a conservative basis, targeting value over volume. Our hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet. Since 1 January 2008, Jackson has remitted close to US$2.5 billion of cash to the Group. We believe Jackson’s approach has translated into value for the customers and into profits and cash for shareholders, the ultimate metrics of our successful strategy.

UK, Europe and Africa

In the first half of 2014, Prudential UK delivered life IFRS operating profit of £374 million, up 10 per cent period-on-period. Cash remitted to the Group increased to £246 million, compared to £226 million in the first half of 2013.

The UK market continues to be heavily influenced by an unprecedented level of regulatory and legislative change. In March 2014, the UK government announced significant changes to pensions regulation which will effectively remove the requirement to purchase a pension annuity from April 2015. There has since been considerable disruption to industry sales of individual annuities as the government, pension providers, advisers and consumers work through the implications of these changes. In the transitional period created by the Budget, there has been, understandably, an increase in the number of customers who have deferred converting their pension savings into retirement income. This is reflected in the significant decline in our first half sales of individual annuities, which were also impacted by the overall slowdown in the market that started to emerge through 2013. Our experience in retirement income products and investment expertise means that we believe we are well positioned to help customers through this period of change and provide solutions that meet their retirement needs.

Total sales increased including four new bulk annuity deals in the first half of 2014 (2013: nil). Through our longstanding presence in this segment of the life and pensions market, we have developed considerable longevity experience, operational scale and a solid investment track record, which together represent expertise and capabilities that are increasingly in demand. Our approach to bulk transactions in the UK will continue to be one of selective participation, looking for situations where we can both bring significant value to our customers and meet our demanding shareholder return hurdles.

Within our retail business, strong momentum in sales of onshore and offshore bonds was offset by a reduction in individual annuities and corporate pensions sales.

The strength of our investment proposition is reflected in the growth in sales of our onshore bonds. Onshore bonds sales increased, including with-profits bonds, up over the first half of 2013. In particular, demand for our non-guaranteed with-profits bond remains strong, attracting customers who are prepared to accept some investment risk but still want to benefit from the smoothing offered by a with-profits product with a strong track record of investment growth. We expect this to be a feature of the market going forward, with significant demand for products with managed volatility.

Sales from other retail products, principally individual pensions, income drawdown, PruProtect, PruHealth and offshore bonds, increased. Offshore bond sales and income drawdown sales both grew significantly, both driven by our with-profits product offering. The growth in income drawdown reflects the improving investment environment and increased customer demand, which was accelerated by the UK Budget. The Budget has the potential to open up opportunities to serve our customers further and our programme of product development remains on track to bring new products to market in 2015.

Corporate pensions sales were lower, mainly due to a fall in with-profits sales following changes to government sector pension schemes. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 72 of the 99 public sector authorities in the UK (first half of 2013: 68 of the 99).

Prudential’s continuing focus on the delivery of excellent customer service was recognised at the 2014 FTAdviser Online Service Awards, where we received an outstanding achievement award and two 5-star ratings in the life and pensions and investment categories.

On 27 March 2014, we completed the acquisition of Express Life in Ghana, marking the Group’s entry into the nascent African life insurance industry. The business has now been re-branded to Prudential Ghana and is making good progress in growing its agency force and new business volumes. In addition, the renewal of our bancassurance partnership with Standard Chartered Bank includes an agreement to explore opportunities to collaborate in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

We are positive about the long-term opportunities in Africa, where we see many of the favourable structural characteristics of our preferred Asian markets, although most sub-Saharan life insurance markets are in the very early stages of development and therefore are not likely to be material for many years.

Asset Management

Our European asset management business, M&G, has delivered a strong performance in the first half, with IFRS operating profit growing by 11 per cent to £227 million as a result of higher levels of funds under management. M&G remitted cash of £135 million to Group, up 24 per cent on 2013.

Net retail fund inflows totalled £3.8 billion during the first six months of 2014. Continental Europe made the largest contribution with net flows of £4.2 billion (2013: £5.6 billion). Retail funds under management from Continental Europe have increased by 32 per cent to £27.9 billion over the past 12 months and now represent 39 per cent of total retail funds under management, up from 34 per cent a year ago. Total retail funds under management now stand at £71.9 billion, up 15 per cent compared to 30 June 2013.

Following a relative slowdown in recent periods, M&G’s UK sales are showing signs of stabilisation, with net outflows of £516 million in the first six months, an improvement on net outflows of £1.2 billion in the same period in 2013.

M&G’s institutional business produced first-half net inflows of £427 million. The business again experienced a series of expected withdrawals from a single large but low-margin mandate which was originally received during 2012 and whose value at 30 June 2014 was £5.9 billion. Excluding the redemptions from this single mandate, the business has experienced a healthy positive run rate of underlying net sales. Overall, institutional funds under management have increased to £60.8 billion, up 10 per cent compared to 30 June 2013.

Consistently good investment performance, coupled with an established reputation for innovation, has led to a strong pipeline of new business for the institutional team. In particular, M&G has used its investment expertise to develop a number of products that allow institutional investors to take advantage of the gap in the lending market created by the decline in long-term commercial bank loans. These opportunities include lending to medium-sized companies, housing association-registered providers, commercial real estate borrowers and infrastructure projects.

Strong net inflows, combined with the positive impact of a 9 per cent increase in equity market levels and 8 per cent rise in bond markets, pushed total external client assets to a new record level of £132.8 billion, 12 per cent higher than a year ago. Total funds under management as at 30 June 2013 stood at £253.7 billion (2013: £234.3 billion), with third party assets accounting for 52 per cent of the total.

Underlying profit7 increased by 10 per cent to £214 million and our operating margins improved, as M&G continues to execute against its strategy and deliver strong performance for both clients and shareholders.

The beneficial impact on revenues of higher levels of funds under management has helped to absorb a larger cost base, reflecting continued investment in headcount and operational infrastructure, and resulting in a cost / income ratio of 54 per cent that is unchanged from the first half of 2013.

Looking ahead, M&G will continue to seek diversification by both asset class and geography, while remaining focused on delivering excellent investment performance and service to its clients.

Eastspring Investments, our Asia asset management business, saw net third-party inflows of £2.5 billion, 39 per cent higher than last year, with success in securing new equity flows, particularly from institutional clients, mitigating lower net inflows in fixed income. Total funds under management as at 30 June 2014 were £67 billion, up 22 per cent on the prior half year as a result of net inflows and positive market movements. IFRS operating profit increased 24 per cent to £42 million, driven by the positive impact on revenue from higher levels of average assets under management.

Capital and risk management

We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measures of the Insurance Groups Directive (IGD), our Group capital surplus position at 30 June 2014 was estimated at £4.1 billion (2013: £3.9 billion), before allowing for the interim dividend, equating to coverage of 2.3 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer (G-SII). Since then, in July 2014 the International Association of Insurance Supervisors has released a consultation paper on the Basic Capital Requirement (BCR), one of the two types of capital requirement proposed under the G-SII framework. Prudential is monitoring the development and potential impact of the framework of policy measures and engaging closely with the Prudential Regulation Authority (PRA) on the implication of this designation.

Solvency II is scheduled to come into effect on 1 January 2016 and our preparations are well advanced. We continue to work with HM Treasury, the Association of British Insurers, the PRA, trade associations and peers across Europe, to ensure that the practical details of Solvency II, including the final implementing measures, are both workable and effective.

Dividend

Due to the strong and sustained operational and financial performance of the Group, evidenced by the achievement of all our demanding 2013 ‘Growth and Cash’ Objectives, the Board decided to rebase the 2013 full year dividend upwards to 33.57 pence per share, representing an increase of 15 per cent over 2012. As in previous years the interim dividend for 2014 has been calculated formulaically as one third of the prior year’s full year dividend. The Board has approved a 2014 interim dividend of 11.19 pence per share, which equates to an increase of 15 per cent over the 2013 interim dividend.

The Board applies strict affordability tests against a broad range of criteria before making its dividend recommendation. It is the result of these tests, combined with the Group’s exceptionally strong performance in the past five years, that enabled the Board to take the unusual decision to recommend the rebase of the dividend in consecutive years, 2012 and 2013.

It is worth emphasising here again that although the Board has been able to recommend three upward rebases in 2010, 2012 and 2013, the Group’s dividend policy remains unchanged. The Board will maintain its focus on

7 Excluding performance fees, carried interest and share of profits from associate entity, PPM South Africa.

delivering a growing dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook

Our business has continued to deliver both “Growth and Cash” in the first half of 2014. We are making progress towards the 2017 objectives announced in December 2013.

Our clear and unchanged strategy focused on cash-generative growth from our attractive and increasingly diverse geographic, product and market segments combined with our disciplined execution underpins our broad-based underlying financial performance.

There is increasing evidence that economic growth is set to accelerate in the US and the UK with emerging Asia economies forecast to continue to grow at relatively higher rates than developed Western economies. While this improving macroeconomic picture is beneficial to our businesses, there remains shorter-term uncertainty around the pace and timing of eventual interest rate increases in the US and the UK. This has mainly manifested in a strengthening of sterling. Investment markets are discounting an orderly transition to a less accommodative world. In Europe, the economic environment continues to pose significant challenges but we have little exposure to this region.

Asia remains core to the long-term growth and profitability prospects for the Group. A rapidly growing and prosperous middle class that is mostly under-insured, with very low state insurance coverage, provide a strong structural underpinning for long-term sustainable and profitable growth. In the shorter term, some Asian economies are facing cyclical headwinds from currency depreciation, political events and the effects of proactive financial tightening undertaken over the last year. Against this backdrop, we continue to actively manage our diverse portfolio of businesses across the region to secure strong returns to both our customers and our shareholders. We are also investing in further expanding our leading business platform in the region as evidenced by the renewal of our long-established and successful bancassurance relationship with Standard Chartered and our successful partnerships with United Overseas Bank and Thanachart Bank. Our leadership position across our ‘sweet spot’1 markets, growing scale and effective distribution of our attractive product propositions across both the agency and bank channels position us well to profitably capture the long-term structural growth opportunity.

In the US, we remain focused on generating both earnings and cash. In the UK, we are leveraging our brands and existing product expertise to meet our customers’ changing needs in the new regulatory landscape while delivering stable returns.

We remain confident in our ability to produce profitable growth over the long term and continue to create value for our customers and shareholders.

IFRS Critical Accounting Policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2014, there were no unendorsed standards effective for the period ended 30 June 2014 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the period ended 30 June 2014 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions.

Prudential’s critical accounting policies and the critical aspects of its estimates and judgements in determining the measurement of the Group’s assets and liabilities are further discussed in Item 5, “Operating and Financial Review and Prospects – IFRS Critical Accounting Policies” of the Group’s 2013 annual report on Form 20-F. In preparing the unaudited condensed consolidated interim financial statements included elsewhere in this document, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were for the same items as those described therein, which are:

•	Classification of insurance and investment contracts,

•	Measurement of policyholder liabilities,

•	Measurement of deferred acquisition costs,

•	Determination of fair value of financial investments, and

•	Determining impairment related to financial assets.

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total profit for the periods indicated.

	2014 £m	2013 £m
	Half year	Half year
Total revenue, net of reinsurance	30,627	22,391
Total charges, net of reinsurance	(29,066)	(21,745)
Share of profits from joint ventures and associates, net of related tax	147	74
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	1,708	720
Less tax charge attributable to policyholders’ returns	(284)	(214)
Profit before tax attributable to shareholders	1,424	506
Total tax charge attributable to policyholders and shareholders	(563)	(355)
Adjustment to remove tax charge attributable to policyholders’ returns	284	214
Tax charge attributable to shareholders’ returns	(279)	(141)
Profit for the period	1,145	365
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as ‘with-profits’ and the general accounting treatment of premium or other policy taxes.

Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results by reference to profits for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to Prudential’s unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to Prudential’s UK, Hong Kong and Singapore shareholders and to the UK, Hong Kong and Singapore financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder

Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

Profit for half year 2014 after tax was £1,145 million compared to a profit of £365 million in half year 2013. The increase primarily reflects the movement in results before tax attributable to shareholders, which increased from a profit of £506 million in half year 2013 to a profit of £1,424 million in half year 2014, partially offset by an increase in the tax charge attributable to shareholders’ returns from £141 million in half year 2013 to £279 million in half year 2014.

The increase in the total profit before tax attributable to shareholders from £506 million in half year 2013 to £1,424 million in half year 2014 reflects an improvement in operating profit based on longer-term investment returns from £1,415 million in half year 2013 to £1,521 million in half year 2014 and a favourable change in non-operating items of £812 million from negative £909 million to negative £97 million. The increase of £106 million or

7 per cent in operating profit based on longer-term investments includes a negative exchange translation impact of £119 million. Following the major depreciation in currencies against the sterling in the second half of 2013, the first half of 2014 has seen further volatility in the world’s currency markets. Excluding the currency volatility, on a constant exchange rate basis, the Group operating profit based on longer term investment returns increased by £225 million or 17 per cent to £1,521 million, driven by profitable business growth in Asia, the US and M&G and the beneficial impact of four bulk annuity transactions in the UK life business.

The improvement in non-operating items of £812 million is primarily due to the favourable change in short-term fluctuations in investment returns from negative £755 million in half year 2013 to negative £45 million in half year 2014 and no loss attaching to the held for sale Japan Life business in half year 2014 compared to a loss of £124 million at half year 2013. This improvement of £812 million in non-operating items includes a positive exchange translation impact of £65 million.

The half year 2014 effective rate of tax on the total IFRS profit was 20 per cent (half year 2013: 28 per cent) reflecting the reduction in corporation tax rates in the UK and certain Asian jurisdictions as well as the fact that the 2013 effective tax rate was higher than normal due to no tax relief being available on the loss attaching to the held for sale Japan Life business (half year 2013: £124 million).

b)    Summary by business segment and geographical region

Prudential’s operating segments as determined under IFRS 8 are insurance operations split by geographic regions in which it conducts business, which are Asia, the US and the UK, and asset management operations split into M&G, which is Prudential’s UK and European asset management business, Eastspring Investments, which is the Asia asset management business and the US broker-dealer and asset management business (including Curian).

The following table shows Prudential’s IFRS consolidated total profit (loss) after tax for the periods indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in Prudential’s consolidated accounts.

	2014 £m
	Half year
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	514	313	375	-	1,202
Asset management*	36	(5)	204	-	235
Total profit attributable to the segments	550	308	579	-	1,437
Unallocated corporate	-	-	-	(292)	(292)
Total profit (loss) for the period	550	308	579	(292)	1,145

	2013 £m
	Half year
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	152	87	149	-	388
Asset management*	32	21	168	-	221
Total profit attributable to the segments	184	108	317	-	609
Unallocated corporate	-	-	-	(244)	(244)
Total profit (loss) for the period	184	108	317	(244)	365
*	For the US, including the broker dealer business and Curian.
**	Representing central operations.

Profit from insurance operations

Total profit from insurance operations in half year 2014 was £1,202 million compared to a profit of £388 million in half year 2013. All of the profits from insurance operations in the half years 2014 and 2013 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	2014 £m	2013 £m
	Half year	Half year
Profit before shareholder tax	1,489	533
Shareholder tax	(287)	(145)
Profit after tax	1,202	388

The increase of £956 million in profit before tax attributable to shareholders in half year 2014 compared to half year 2013 primarily compares an increase of £143 million in operating profit based on longer-term investment returns of the insurance operations to £1,555 million, combined with a positive change of £813 million in the non-operating items to negative £66 million. The increase of £143 million in operating profit based on longer-term investments includes a negative exchange translation impact of £112 million. The increase in operating profit based on longer-term investment returns reflects a growth in the scale of our life insurance operations, driven primarily by positive business inflows. In half year 2014, these results were delivered despite challenging macroeconomic concerns in Southeast Asia and significant disruption to the UK life market.

The improvement in non-operating items is predominantly due to the favourable change in short-term fluctuations in investment returns from negative £725 million in half year 2013 to negative £14 million in half year 2014 and no loss attaching to the held for sale Japan Life business (half year 2013: loss of £124 million). This was offset by an adverse change of £22 million in other non-operating items. This improvement of £813 million in non-operating items includes a positive currency impact of £65 million.

The effective shareholder tax rate on profits from insurance operations decreased from 27 per cent in half year 2013 to 19 per cent in half year 2014. The movement was principally due to a non-deductible loss of £124 million on the held for sale Japan Life business in half year 2013 , the reduction in the corporation tax rate in the UK and a shift in the geographic mix of Asia profit at lower tax rates.

In order to understand how Prudential’s results are derived, it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India, Taiwan and the assets of the Japan Life business that are held for sale. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described under ‘United Kingdom – Basis of profits’ below.

Comparison of total profit arising from Asia insurance operations

The following table shows the movement in profit arising from Asia insurance operations from half year 2013 to half year 2014:

	2014 £m	2013 £m
	Half year	Half year
Profit before shareholder tax	598	210
Shareholder tax	(84)	(58)
Profit after tax	514	152

The increase of £388 million from the profit before tax attributable to shareholders in half year 2013 of £210 million to a profit of £598 million in half year 2014 primarily reflects an increase of £9 million in operating profit based on longer-term investment and a positive change in non-operating items of £379 million. The increase of £9 million in operating profit based on longer-term investments includes a negative exchange translation impact of £68 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer term investment returns was up 19 per cent or £77 million on a constant exchange rate basis driven by the increasing scale of the in-force portfolio.

The change from a non-operating loss of £264 million in half year 2013 to a non-operating profit of £115 million in half year 2014 arises from an improvement in the short-term fluctuations in investment returns of £256 million, no loss attaching to the held for sale Japan Life business in half year 2014 (half year 2013: loss of £124 million) and £1 million for other items. The positive change of £379 million in non-operating items includes a positive exchange translation impact of £30 million. The positive short-term fluctuations in investment returns primarily reflect net unrealised movements on bond holdings following modest falls in bond yields during the first half of the year across the region.

The effective shareholder tax rate changed from 28 per cent in half year 2013 to 14 per cent in half year 2014, with the movement principally due to a non-deductible loss of £124 million on the held for sale Japan Life business in half year 2013. Excluding the impact of the held for sale Japan Life business the half year 2013 tax rate was 17 per cent. In addition, the half year 2014 rate reflects a shift in the geographic mix of profits at lower tax rates compared to half year 2013.

United States

Basis of profits

The underlying profit on Jackson’s business predominantly arises from spread income from interest-sensitive products, such as fixed annuities and institutional products, fee income on variable annuity business, and insurance margin, net of expenses measured on a US GAAP basis. In addition, the results in any period include the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

The following table shows the movement in profits arising from US insurance operations from half year 2013 to half year 2014:

	2014 £m	2013 £m
	Half year	Half year
Profit before shareholder tax	420	114
Shareholder tax	(107)	(27)
Profit after tax	313	87

The £306 million increase in profit before tax attributable to shareholders in half year 2014 against the comparative period in 2013, comprised an increase of £104 million in operating profit based on longer-term investment returns and a reduction in the non-operating loss of £202 million. The increase of £104 million in operating profit based on longer-term investment returns includes a negative exchange translation impact of £44 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment returns in half year 2014 on a constant exchange rate basis compared to half year 2013 was £148 million or 28 per cent primarily driven by increased fee income from higher separate account assets.

The reduction in the non-operating loss was mainly due to a favourable change in short-term fluctuations in investment returns of £215 million reducing the loss from £441 million in half year 2013 to a loss of £226 million in half year 2014. This was partially offset by an adverse change of £13 million in other non-operating items. The reduction of £202 million in non-operating items includes a positive exchange translation impact of £35 million. The negative short-term fluctuations in investment returns mainly represent the negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in the equity values.

The effective tax rate on profits from US operations increased from 24 per cent in half year 2013 to 25 per cent in half year 2014 due to the impact of fiscal adjustments at half year 2014.

United Kingdom

Basis of profits

Prudential’s results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund as well as profits from its annuity and other businesses.

For Prudential’s UK insurance operations, the primary annual contribution to shareholders’ profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The results of the UK shareholder-backed annuity business reflect the inclusion of investment returns including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B4 to the unaudited condensed consolidated financial statements.

Comparison of total profit arising from UK insurance operations

The following table shows the movement in profits arising from UK insurance operations from half year 2013 to half year 2014:

	2014 £m	2013 £m
	Half year	Half year
Profit before shareholder tax	471	209
Shareholder tax	(96)	(60)
Profit after tax	375	149

Profit after tax from UK insurance operations of £375 million in half year 2014 is higher than the £149 million in half year 2013.

The increase in profit before tax attributable to shareholders of £262 million to £471 million in half year 2014 primarily comprises an increase of £30 million operating profit based on longer-term investment returns, combined with an improvement in the short-term fluctuations in investment returns for shareholder-backed business of

£232 million. The 10 per cent increase in operating profit based on longer-term investment returns was driven by the contribution from higher levels of bulk annuity transactions partially offset by the reduction in profits from new retail annuity business. Operating profit based on longer-term investment returns included general insurance commissions of £12 million in half year 2014 compared with £15 million in half year 2013. The positive fluctuations includes net unrealised movement on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the fall in bond yields since the end of 2013.

The effective shareholder tax rate on profits from UK insurance operations for half year 2014 of 20 per cent compares with an effective tax rate of 29 per cent in half year 2013, with the movement principally reflecting the reductions in the UK corporation tax rate which were enacted in the second half of 2013 combined with the absence of any incremental tax on branch profits following the domestication of the Hong Kong branch at the start of the year.

Profit from asset management

The following table shows the movement in profits from asset management from half year 2013 to half year 2014:

	2014 £m	2013 £m
	Half year	Half year
Profit before shareholder tax	292	288
Shareholder tax	(57)	(67)
Profit after tax	235	221

Total profit from asset management increased from £221 million in half year 2013 to £235 million in half year 2014.

The increase of £4 million in profit before tax attributable to shareholders to £292 million in half year 2014 resulted from an increase for M&G of £39 million to £255 million in half year 2014 and an increase in profits before tax for Eastspring Investments of £4 million to £42 million in half year 2014, which were partially offset by a decrease for US broker dealer and asset management operations of £39 million to a loss of £5 million in half year 2014.

The £39 million increase in profit before tax attributable to shareholders for M&G reflects an increase of £24 million in operating profit based on longer-term investment returns to £249 million in half year 2014 reflecting a 11 per cent uplift in average external funds under management compared to half year 2013; combined with a £15 million favourable change in short-term fluctuations in investment returns.

The £4 million increase in profit before tax attributable to shareholders for Eastspring Investments includes a negative exchange translation impact of £4 million. Excluding the currency volatility, the increase was £8 million, or 24 per cent reflecting the benefit of higher average funds under management. The loss of £5 million in half year 2014 for the US broker dealer and asset management operations was after a £33 million provision related primarily to the potential refund of certain fees by Curian.

The effective tax rate on profits from asset management operations decreased from 23 per cent in half year 2013 to 20 per cent in half year 2014, principally reflecting the reductions in the UK corporation tax rate which were enacted in the second half of 2013.

Unallocated corporate result

The following table shows the movement in the unallocated corporate result from half year 2013 to half year 2014:

	2014 £m	2013 £m
	Half year	Half year
Loss before shareholder tax	(357)	(315)
Shareholder tax	65	71
Loss after tax	(292)	(244)

Total net of tax charges for unallocated corporate activity increased by £48 million from £244 million in half year 2013 to £292 million in half year 2014.

The loss before shareholder tax increased by £42 million from £315 million at half year 2013 to £357 million at half year 2014. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £26 million from £294 million in half year 2013 to £320 million in half year 2014. This was combined with an adverse change of £16 million in short-term fluctuations in investment returns from a loss of £21 million in half year 2013 to a loss of £37 million in half year 2014.

The effective tax rate on unallocated corporate result changed from 23 per cent at half year 2013 to 18 per cent at half year 2014, principally due the reduction in the UK corporation tax rate and no recurrence of the release of a provision in half year 2013.

c)	Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

Prudential uses a performance measure of operating profit based on longer-term investment returns. The Company believes that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group’s results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee (‘GEC’), which is Prudential’s chief operating decision maker.

An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential’s other components. An operating segment’s operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The operating segments identified by Prudential reflect the organisation structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management). Prudential’s operating segments determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:

Insurance operations

•	Asia
•	US (Jackson)
•	UK

Asset management operations

•	M&G (including Prudential Capital)
•	Eastspring Investments
•	US broker-dealer and asset management (including Curian)

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;

•	Loss attaching to the held for sale Japan Life business. See note D1 for further details; and
•	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•	UK annuity business liabilities: For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.
•	Unit-linked and US variable annuity business separate account liabilities: For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

(a)	Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

•	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
•	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 to the unaudited condensed consolidated financial statements.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

At 30 June 2014, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £427 million (half year 2013: net gain of £522 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 30 June 2014, the equity-type securities for US insurance non-separate account operations amounted to £1,071 million (half year 2013: £1,188 million). For these operations, the longer-term rates of return for income and capital applied in 2014 and 2013, which reflect the combination of risk free rates and appropriate risk premiums are as follows:

	2014	2013
	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.5% to 6.7%	5.7% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.5% to 8.7%	7.7% to 8.5%

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £664 million as at 30 June 2014 (half year 2013: £526 million). The rates of return applied in half year 2014 and half year 2013 ranged from 2.02 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

•	Fair value movements for equity-based derivatives;
•	Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit ‘not for life’ and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see note below);
•	Movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
•	Fee assessments and claim payments, in respect of guarantee liabilities; and
•	Related changes to amortisation of deferred acquisition costs for each of the above items.

Note

US operations – Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)	Other derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)	Other liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment returns and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia – Hong Kong

For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For other Hong Kong non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

•	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
•	Credit experience compared to assumptions; and
•	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held.

Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Reconciliation of total profit by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

A reconciliation of profit before tax (including tax attributable to policyholders’ returns) to profit before tax attributable to shareholders and profit for the period is shown below.

For memorandum disclosure purposes, the table below presents the half year results on both actual exchange rates (AER) and so as to eliminate the impact of exchange translation, the constant exchange rates (CER) bases.

	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change	2013 £m	Change
	Half year	Half year	%	Half year	%
Operating profit before tax
Long-term business:(note (ii))
Asia	484	476	2	408	19
US	686	582	18	538	28
UK	374	341	10	341	10
Development expenses	(1)	(2)	50	(2)	50
Long-term business operating profit	1,543	1,397	10	1,285	20
UK general insurance commission (note (iii))	12	15	(20)	15	(20)
Asset management business:
M&G (including Prudential Capital)	249	225	11	225	11
Eastspring Investments	42	38	11	34	24
US broker-dealer and asset management	(5)	34	(115)	31	(116)
	1,841	1,709	8	1,590	16
Other income and expenditure	(305)	(270)	(13)	(270)	(13)
Solvency II implementation costs	(11)	(13)	15	(13)	15
Restructuring costs (note (iv))	(4)	(11)	64	(11)	64
Total IFRS basis operating profit based on longer-term investments returns(note (i))	1,521	1,415	7	1,296	17
Short-term fluctuations in investment returns: (note (v))
Insurance operations	(14)	(725)	98	(679)	98
Other operations	(31)	(30)	(3)	(30)	(3)
Total short-term fluctuations in investment returns	(45)	(755)	94	(709)	94
Amortisation of acquisition accounting adjustments	(44)	(30)	(47)	(28)	(57)
Loss attaching to held for sale Japan Life business	-	(124)	100	(107)	100
Cost of domestication of Hong Kong branch	(8)	-	n/a	-	n/a
Profit before tax attributable to shareholders	1,424	506	181	452	215
Tax charge attributable to shareholders’ returns	(279)	(141)	(98)	(125)	(123)
Profit for the period attributable to equity holders of Prudential	1,145	365	214	327	250

Notes

(i)	Operating profit based on longer-term investment returns.

The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential’s segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in section c) “Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region” above.

(ii)	Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

The results of Prudential’s long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B4 to the unaudited condensed consolidated interim financial statements.

(iii)	UK operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iv)	Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(v)	Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2014 £m	2013 £m
	Half year	Half year
Insurance operations
Asia	119	(137)
US	(226)	(441)
UK	93	(147)
Other operations	(31)	(30)
Total	(45)	(755)
Further details on the short-term fluctuations in investment returns are provided below under ‘Charge for short-term fluctuations in investment returns’ and also in note B1.2 to the unaudited condensed consolidated interim financial statements.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit by segment

The following tables reconcile Prudential’s operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Insurance operations			Asset management
Half year 2014	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	386	686	483	249	(5)	42	1,841	(320)	1,521
Short-term fluctuations in investment returns on shareholder backed business	93	(226)	119	6	-	-	(8)	(37)	(45)
Amortisation of acquisition accounting adjustment	-	(40)	(4)	-	-	-	(44)	-	(44)
Cost of domestication of Hong Kong branch	(8)	-	-	-	-	-	(8)	-	(8)

Profit before tax attributable to shareholders	471	420	598	255	(5)	42	1,781	(357)	1,424
Tax attributable to shareholders									(279)
Profit for the period									1,145

	Insurance operations			Asset management
Half year 2013 (AER)	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	356	582	474	225	34	38	1,709	(294)	1,415
Short-term fluctuations in investment returns on shareholder backed business	(147)	(441)	(137)	(9)	-	-	(734)	(21)	(755)
Amortisation of acquisition accounting adjustment	-	(27)	(3)	-	-	-	(30)	-	(30)
Profit attaching to held for sale Japan Life business	-	-	(124)	-	-	-	(124)	-	(124)

Profit before tax attributable to shareholders	209	114	210	216	34	38	821	(315)	506
Tax attributable to shareholders									(141)
Profit for the period									365

	Insurance operations			Asset management
Half year 2013 (CER)	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	356	538	406	225	31	34	1,590	(294)	1,296
Short-term fluctuations in investment returns on shareholder backed business	(147)	(408)	(124)	(9)	-	-	(688)	(21)	(709)
Amortisation of acquisition accounting adjustment	-	(25)	(3)	-	-	-	(28)	-	(28)
Profit attaching to held for sale Japan Life business	-	-	(107)	-	-	-	(107)	-	(107)

Profit before tax attributable to shareholders	209	105	172	216	31	34	767	(315)	452
Tax attributable to shareholders									(125)
Profit for the period									327

IFRS operating profit based on longer-term investment returns

Following the major depreciation in currencies against sterling in the second half of 2013, the first half of 2014 has seen further volatility in the world’s currency markets, driven by improving growth prospects and increasing speculation around the timing of possible movements in interest rates. In our key markets, this has been more prominent among the US dollar, US dollar-linked currencies and the Indonesian rupiah, all of which have weakened against sterling since the first half of 2013.

Therefore, the following commentary is focused on the performance of our Asia and US businesses in local currency and have presented percentage growth rates between periods on a constant exchange basis, unless otherwise stated. Growth rates based on actual exchange rates are also shown in the financial tables presented above.

The Group IFRS operating profit based on longer-term investment returns increased by 17 per cent in the first half of 2014 to £1,521 million on a constant exchange rate basis (7 per cent on an actual exchange rate basis), driven by profitable business growth in Asia, the US and M&G and the beneficial impact of four bulk annuity transactions in the UK life business. Asia operating profit based on longer term investment returns was up 19 per cent (2 per cent on an actual exchange rate basis), with strong growth from all of our operations, particularly Indonesia, Thailand and Vietnam. US operating profit increased by 28 per cent (18 per cent on an actual exchange rate basis), driven principally by higher variable annuity fee income. UK operating profit was 10 per cent higher, reflecting contributions totalling £60 million from bulk annuity transactions (2013: nil), which offset lower profits in the retail business. M&G (including Prudential Capital), our UK based asset management business and Eastspring Investments, our Asia asset manager, delivered IFRS earnings growth of 11 per cent and 24 per cent (11 per cent on an actual exchange rate basis), respectively.

Insurance operations

IFRS operating profit based on longer-term investment returns from our insurance operations in Asia, the US and the UK increased 20 per cent (10 per cent on an actual exchange rate basis) to £1,555 million. This increase in profitability of our insurance operations reflects the growth in the scale of our life operations, driven primarily by positive business inflows. We track the progress that we make in growing our life business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it is reflective of our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

In the first half of 2014, alongside growing the scale of our life operating profit based on longer term investment returns, we have continued to focus on improving its quality by maintaining our bias for sources of income such as insurance margin and fee income, ahead of spread income: insurance income because it is relatively insensitive to the equity and interest rate cycle, and fee income because it is capital efficient. Our emphasis on growing our offering of risk products such as health and protection, has seen insurance margin grow by 23 per cent (11 per cent on an actual exchange rate basis), while fee income is up 24 per cent (15 per cent on an actual exchange rate basis), primarily reflecting the higher amount of assets that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income has continued to increase at a more subdued rate of 12 per cent (4 per cent on an actual exchange rate basis). The fact that insurance margin and fee income generate a growing proportion of our income represents a healthy evolution in the quality, the resilience and the balance of our earnings.

The costs we have incurred in writing new business and in administering the in-force life businesses have also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

IFRS operating profit based on longer-term investment returns from Asia life insurance was up 19 per cent (2 per cent on an actual exchange rate basis) to £483 million, driven by the increasing scale of the in-force portfolio and our emphasis on growing the proportion of our income that is sourced from regular premium health and protection business. In addition, we continue to focus on our seven ‘sweet spot’ markets of Indonesia,

Singapore, Malaysia, Thailand, Vietnam, the Philippines and Hong Kong, which collectively increased IFRS operating profit based on longer term investment returns by 20 per cent (3 per cent on an actual exchange rate basis). Indonesia IFRS operating profit, our largest market on this measure, was up by 32 per cent (1 per cent on an actual exchange rate basis) to £139 million, reflecting increased insurance and fee income from growth in the in-force book following the high level of regular premium health and protection and unit-linked sales in recent years. We are also encouraged to see further progress among our smaller, fast-growing businesses in South-east Asia, with Thailand, the Philippines and Vietnam reporting a combined 97 per cent (75 per cent on an actual exchange rate basis) increase in profits to £63 million and now accounting for 13 per cent of Asia’s life operating profit based on longer-term investment returns compared to 8 per cent (8 per cent on an actual exchange rate basis) in the prior half year. In particular, Thailand’s contribution has benefited from the acquisition of Thanachart’s in-force portfolio and profit on new business written through our exclusive relationship with Thanachart Bank, with IFRS operating profit up 150 per cent (127 per cent on an actual exchange rate basis) to £25 million.

In the US, life IFRS operating profit based on longer-term investment returns increased by 28 per cent (18 per cent on an actual exchange rate basis) to £686 million, driven by 28 per cent (19 per cent on an actual exchange rate basis) growth in fee income, which now accounts for 48 per cent of Jackson’s total income, compared to 38 per cent in the same period just three years ago. The uplift in fee income in the period reflects average separate account assets of £68 billion in the first half of 2014 compared to £52 billion (56 billion at actual exchange rate) in the first half of last year, equating to an increase of 31 per cent (21 per cent on an actual exchange rate basis) on a constant exchange rate basis, driven by variable annuity net premium inflows and appreciation in US equity markets. We continue to focus on improving the balance of Jackson’s profits and diversifying its sources of earnings and we are pleased with the continued growth in sales of Elite Access, our variable annuity product without living benefits.

UK IFRS operating profit based on longer-term investment returns (excluding general insurance commissions) was 10 per cent higher than the first half of 2013 at £374 million (2013: £341 million), principally due to a £60 million profit contribution from bulk annuity transactions (2013: nil), which exceeded a £29 million reduction in profits from new retail annuity business (from £54 million in 2013 to £25 million in 2014). The UK general insurance commissions were £12 million in half year 2014 (2013: £15 million).

Asset management business

Our asset management businesses in the UK and Asia collectively contributed IFRS operating profit of £291 million, up 12 per cent on the first half of 2013. Similar to our life operations, growth in asset management operating profit primarily reflects the increased scale of this business, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. Net flows from external parties into these funds (excluding MMF) were £6.7 billion in the first half of 2014 (2013: £5.8 billion on an actual exchange rate basis) and helped drive external retail and institutional funds under management (excluding MMF) to £153.8 billion at 30 June 2014 compared to £137.4 billion at 30 June 2013.

M&G’s IFRS operating profit based on longer-term investment returns increased 11 per cent to £227 million (2013: £204 million). Underlying profits, excluding performance-related payments and earnings from associates, increased 10 per cent to £214 million (2013: £195 million), primarily reflecting an 11 per cent uplift in average external funds under management compared to the first half of 2013, following a period of strong net inflows and positive market movements. The positive business mix effect from the increasing proportion of higher-margin external retail business has seen M&G’s average fee income improve to 38 basis points (2013: 36 basis points), with higher income helping to absorb the current phase of increased headcount and infrastructure investment. Reflecting this, the cost income ratio was maintained at 54 per cent (2013: 54 per cent). As in previous years, we expect the cost/income ratio to increase by the end of 2014 as M&G’s cost run rate is typically higher over the second half of the year. Prudential Capital produced IFRS operating profit based on longer term investment returns of £22 million in the first half of 2014 (2013: £21 million).

Our Asia asset management business, Eastspring Investments, has also seen the benefit of higher average funds under management, with IFRS operating profit based on longer term investment returns of £42 million up 24 per cent (11 per cent on an actual exchange rate basis). In the US, our asset management businesses, PPM America and Curian, and our broker-dealer network, National Planning Holdings, collectively generated an IFRS operating loss based on longer term investment returns of £5 million (2013: profit of £31 million at constant exchange rates; profit of £34 million at actual exchange rates) after a £33 million provision related primarily to the potential refund of certain fees by Curian.

Unallocated corporate result

Unallocated operating loss based on longer-term investment returns for half year 2014 of £320 million comprised of a charge for other income and expenditure of £305 million, Solvency II implementation costs of £11 million and restructuring costs of £4 million.

Unallocated operating loss based on longer-term investment returns for half year of 2013 of £294 million comprised of a charge for other income and expenditure of £270 million, Solvency II implementation costs of £13 million and restructuring costs of £11 million.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i	Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment returns on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii	With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the period.

iv	Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi	Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii	DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit based on longer-term investment returns by source

	Half year 2014 £m
	Asia	US	UK	Unallocated	Total
	note (ii)
Spread income	62	364	131	-	557
Fee income	74	658	32	-	764
With-profits	15	-	135	-	150
Insurance margin	314	328	38	-	680
Margin on revenues	724	-	84	-	808
Expenses:
Acquisition costs	(473)	(477)	(50)	-	(1,000)
Administration expenses	(304)	(333)	(64)	-	(701)
DAC adjustments	40	135	(6)	-	169
Expected return on shareholder assets	31	11	74	-	116
Long-term business operating profit	483	686	374	-	1,543
Asset management operating profit	42	(5)	249	-	286
GI commission	-	-	12	-	12
Other income and expenditurenote (i)	-	-	-	(320)	(320)
Total operating profit based on longer-term investment returnsnote (ii)	525	681	635	(320)	1,521

	Half year 2013 £m AER
	Asia	US	UK	Unallocated	Total
	note (ii)
Spread income	56	377	102	-	535
Fee income	80	554	33	-	667
With-profits	22	-	133	-	155
Insurance margin	303	262	48	-	613
Margin on revenues	778	-	80		858
Expenses:
Acquisition costs	(502)	(465)	(54)	-	(1,021)
Administration expenses	(300)	(323)	(59)	-	(682)
DAC adjustments	9	173	(7)	-	175
Expected return on shareholder assets	28	4	65	-	97
Long-term business operating profit	474	582	341	-	1,397
Asset management operating profit	38	34	225	-	297
GI commission	-	-	15	-	15
Other income and expenditurenote (i)	-	-	-	(294)	(294)
Total operating profit based on longer-term investment returnsnote (ii)	512	616	581	(294)	1,415

	Half year 2013 £m CER
	Asia	US	UK	Unallocated	Total
	note (ii)
Spread income	49	348	102	-	499
Fee income	69	513	33	-	615
With-profits	20	-	133	-	153
Insurance margin	261	242	48	-	551
Margin on revenues	669	-	80	-	749
Expenses:
Acquisition costs	(433)	(430)	(54)	-	(917)
Administration expenses	(260)	(299)	(59)	-	(618)
DAC adjustments	8	160	(7)	-	161
Expected return on shareholder assets	23	4	65	-	92
Long-term business operating profit	406	538	341	-	1,285
Asset management operating profit	34	31	225	-	290
GI commission	-	-	15	-	15
Other income and expenditurenote (i)	-	-	-	(294)	(294)
Total operating profit based on longer-term investment returnsnote (ii)	440	569	581	(294)	1,296

Notes

(i)	Including restructuring and Solvency II implementation costs.
(ii)	The profit analysis above excludes the results of the life insurance business of Japan which is held for sale.

Margin analysis of long-term insurance business – Group

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iii).

	Total
	Half year 2014			Half year 2013 AER			Half year 2013 CER
		note (iv)			note (iv)			notes (iv),(v)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iii)	note (ii)		note (iii)	note (ii)		note (iii)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	557	64,741	172	535	65,424	164	499	62,492	160
Fee income	764	106,052	144	667	93,512	143	615	87,678	140
With-profits	150	98,046	31	155	97,336	32	153	96,352	32
Insurance margin	680			613			551
Margin on revenues	808			858			749
Expenses:
Acquisition costsnote (i)	(1,000)	2,300	(43)%	(1,021)	2,162	(47)%	(917)	1,974	(46)%
Administration expenses	(701)	178,649	(78)	(682)	166,130	(82)	(618)	156,839	(79)
DAC adjustments	169			175			161
Expected return on shareholder assets	116			97			92
Operating profit	1,543			1,397			1,285

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.
(ii)	Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(iii)	For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is derived from month end balances throughout the period as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. In addition, for REALIC (acquired in 2012), which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.
(iv)	The half year 2014 and half year 2013 analyses exclude the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above.
(v)	The half year 2013 comparative information has been presented at Actual Exchange Rate (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates. See also note A1 to the unaudited condensed consolidated interim financial statements.

Margin analysis of long-term insurance business – Asia

				Asia
	Half year 2014			Half year 2013 AER			Half year 2013 CER
	note (ii)			note (ii)			notes (ii),(v)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iii) (v)			note (iii)			note (iii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	62	8,472	146	56	7,220	155	49	6,653	147
Fee income	74	14,204	104	80	14,253	112	69	12,772	108
With-profits	15	13,653	22	22	13,522	33	20	12,538	32
Insurance margin	314			303			261
Margin on revenues	724			778			669
Expenses:
Acquisition costsnote (i)	(473)	996	(47)%	(502)	1,010	(50)%	(433)	882	(49)%
Administration expenses	(304)	22,676	(268)	(300)	21,473	(279)	(260)	19,425	(268)
DAC adjustmentsnote (iv)	40			9			8
Expected return on shareholder assets	31			28			23
Operating profit	483			474			406

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.
(ii)	The analysis excludes the 2011, results of the life insurance business of Japan in both the individual profit and the average liability amounts for both 2013 and 2014.
(iii)	Opening and closing policyholder liabilities, adjusted for corporate transactions, have been used to derive an average balance for the year, as a proxy for average balances throughout the year.
(iv)	The DAC adjustment contains £2 million in respect of joint ventures in half year 2014.
(v)	Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates and for the average liability calculations the policyholder liability balances have been translated at the current period opening and closing exchange rates.

Analysis of Asia operating profit drivers

•	Spread income has increased by 27 per cent at constant exchange rates (AER 11 per cent) to £62 million in half year 2014, predominantly reflecting the growth of the Asian non-linked policyholder liabilities.
•	Fee income has increased by 7 per cent at constant exchange rates (AER 8 per cent decrease) to £74 million in half year 2014, broadly in line with the increase in movement in average unit-linked liabilities.
•	Insurance margin has increased by 20 per cent at constant exchange rates (AER 4 per cent) to £314 million in half year 2014 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products and management action on claims controls and pricing. Half year 2014 insurance margin includes non-recurring items of £3 million (half year 2013: £23 million at actual exchange rates; £19 million at constant exchange rates).
•	Excluding the adverse impact of currency fluctuations, margin on revenues has increased by £55 million from £669 million in half year 2013 to £724 million in half year 2014 primarily reflecting higher premium income recognised in the period.
•	Acquisition costs have increased by 9 per cent at constant exchange rates (AER 6 per cent decrease) to £473 million in half year 2014, compared to the 13 per cent increase in sales (AER 1 per cent decrease), resulting in a modest decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 68 per cent (half year 2013: 67 per cent at constant exchange rates). The small increase being the result of changes to product and country mix.
•	Administration expenses have increased by 17 per cent at constant exchange rates (AER 1 per cent) to £304 million in half year 2014 as the business continues to invest in developing its infrastructure to keep pace with the growth in the business. On constant exchange rates the administration expense ratio remains in line with prior period at 268 basis points.

•	Expected return on shareholder assets has increased from £28 million in half year 2013 to £31 million in half year 2014 primarily due to higher income from increased shareholder assets offset by the adverse effects of currency translation.

Margin analysis of long-term insurance business – US

	US
	Half year 2014			Half year 2013 AER			Half year 2013 CER
							note (iii)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (ii)			note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	364	28,207	258	377	31,137	242	348	28,772	242
Fee income	658	68,177	193	554	56,539	196	513	52,186	197
Insurance margin	328			262			242
Expenses
Acquisition costsnote (i)	(477)	871	(55)%	(465)	797	(58)%	(430)	737	(58)%
Administration expenses	(333)	104,240	(64)	(323)	94,870	(68)	(299)	87,627	(68)
DAC adjustments	135			173			160
Expected return on shareholder assets	11			4			4
Operating profit	686			582			538

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales. APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation in this document.
(ii)	The calculation of average liabilities for Jackson is derived from month end balances throughout the period as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(iii)	Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at the current period average rate and for the average liability calculations the policyholder liability balances have been translated at the current period month end-closing exchange rates.

Analysis of US operating profit drivers:

•	Spread income has increased by 5 per cent at constant exchange rates (AER reduced by 3 per cent) to £364 million in first half 2014. The reported spread margin increased to 258 basis points from 242 basis points in the first half of 2013, primarily as a result of lower crediting rates. In addition, spread income benefited from swap transactions previously entered into to more closely match the overall asset and liability duration. Excluding this effect, the spread margin would have been 185 basis points (half year 2013: 183 basis points on both AER and CER bases).
•	Fee income has increased by 28 per cent at constant exchange rates (AER 19 per cent) to £658 million during the first half of 2014, due to higher average separate account balances resulting from positive net cash flows from variable annuity business and market appreciation over the past 12 months. Fee income margin has remained broadly consistent with the prior period at 193 basis points (half year 2013 at 197 basis points at constant exchange rates; 196 basis points at actual exchange rates), with the decrease primarily attributable to a change in the mix of business.
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows from variable annuity business with life contingent and other guarantee fees, coupled with a benefit from re-pricing actions, have increased the insurance margin to £328 million in the first half of 2014.
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have increased to £477 million reflecting higher volumes. As a percentage of APE, acquisition costs have decreased to 55 per cent for half year 2014, compared to 58 per cent in half year 2013 due to the continued shift towards producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front end commissions.
•

Administration expenses increased to £333 million during the first half of 2014 compared to £299 million for the first half of 2013 at a constant exchange rate (AER £323 million) primarily as a result of higher asset based commissions paid on the larger 2014 separate account balance. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be lower at 37 basis points from 45 basis points (on both constant and actual exchange rate bases) in the first half of 2013, reflecting the benefits of operational leverage.

•	DAC adjustments decreased to £135 million during the first half of 2014 compared to £160 million at a constant exchange rate (AER £173 million) during the first half of 2013. This reflects the interplay between higher DAC amortisation charges on costs previously deferred (reflecting business growth), which is outpacing the rate at which current period acquisition costs are being deferred. Certain acquisition costs are not fully deferrable, resulting in new business strain of £103 million for the first half of 2014 (half year 2013: £86 million on constant exchange rate basis; £93 million on actual exchange rate basis) mainly reflecting the increase in sales in the period.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2014 £m				Half year 2013 £m AER				Half year 2013 £m CER
									note (i)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,028			1,028	874			874	808			808
Less new business strain		(477)	374	(103)		(465)	372	(93)		(430)	344	(86)
Other DAC adjustments-amortisation of previously deferred acquisition costs:
Normal			(249)	(249)			(219)	(219)			(203)	(203)
Deceleration (acceleration)			10	10			20	20			19	19
Total	1,028	(477)	135	686	874	(465)	173	582	808	(430)	160	538

Note

(i)	The half year 2013 comparative information has been presented at Actual Exchange Rate (AER) and Constant Exchange Rate (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rate. See also note A1 to the unaudited condensed consolidated interim financial statements.

Margin analysis of long-term insurance business – UK

	UK
	Half year 2014			Half year 2013
		Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin
		note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	131	28,062	93	102	27,067	75
Fee income	32	23,671	27	33	22,720	29
With-profits	135	84,393	32	133	83,814	32
Insurance margin	38			48
Margin on revenues	84			80
Expenses:
Acquisition costsnote (i)	(50)	433	(12)%	(54)	355	(15)%
Administration expenses	(64)	51,733	(25)	(59)	49,787	(24)
DAC adjustments	(6)			(7)
Expected return on shareholders’ assets	74			65
Operating profit	374			341

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.
(ii)	Opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period.

Analysis of UK operating profit drivers:

•	Spread income has increased 28 per cent from £102 million in half year 2013 to £131 million in half year 2014 principally due to the increase in profit from bulk annuity transactions, partially offset by lower individual annuity sales in half year 2014. This has increased the margin from 75 basis points in half year 2013 to 93 basis points in half year 2014.
•	Insurance margin has decreased from £48 million in half year 2013 to £38 million in half year 2014. Improved profits from the UK protection business and favourable mortality experience on the UK annuity book are offset by the non-recurrence of the benefit in 2013 of a longevity swap on certain aspects of the UK’s annuity back-book liabilities.
•	Acquisition costs as a percentage of new business sales in half year 2014 decreased to 12 per cent from 15 per cent at half year 2013, principally driven by the effect of higher bulk annuity sales in the year, which traditionally are less capital intensive. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales, excluding the bulk annuity transactions, were 35 per cent in half year 2014 (half year 2013: 34 per cent).
•	Administration expenses at £64 million are £5 million higher than for half year 2013, reflecting an increase in the proposition development spend following the UK Budget announcement. The administration expense ratio remains broadly in line with the prior period at 25 basis points (half year 2013: 24 basis points).
•	Expected return on shareholder assets has increased from £65 million in half year 2013 to £74 million in half year 2014 principally due to higher IFRS shareholders’ funds.

Asia operations – analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed below. For memorandum disclosure purposes, the table below presents the half year 2013 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	Half year 2014 £m	AER Half year 2013 £m	CER Half year 2013 £m	AER vs Half year 2013	CER vs Half year 2013
Hong Kong	51	51	47	0%	9%
Indonesia	139	137	105	1%	32%
Malaysia	61	73	66	(16)%	(8)%
Philippines	11	9	8	22%	38%
Singapore	99	104	94	(5)%	5%
Thailand	25	11	10	127%	150%
Vietnam	27	16	14	69%	93%
SE Asia Operations inc. Hong Kong	413	401	344	3%	20%
China	8	6	6	33%	33%
India	24	26	21	(8)%	14%
Korea	17	8	7	113%	143%
Taiwan	7	4	4	75%	75%
Other	(4)	-	(1)	n/a	n/a
Non-recurrent itemsnote (ii)	19	31	27	(39)%	(30)%
Total insurance operationsnote (i)	484	476	408	2%	19%
Development expenses	(1)	(2)	(2)	50%	50%
Total long-term business operating profitnote (iii)	483	474	406	2%	19%
Eastspring Investments	42	38	34	11%	24%
Total Asia operations	525	512	440	3%	19%

Notes

(i)	Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2014 £m	2013 £m
	Half year	AER Half year	CER Half year
New business strain†	(19)	(23)	(22)
Business in force	484	468	403
Non-recurrent itemsnote (ii)	19	31	27
Total	484	476	408

†	The IFRS new business strain corresponds to approximately 2 per cent of new business APE sales for 2014 (half year 2013: approximately 2 per cent). APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.

The strain represents the pre-tax regulatory basis strain to net worth after IFRS adjustments; for example the deferral of acquisition costs and deferred income where appropriate.

(ii)	Other non-recurrent items of £19 million in 2014 (half year 2013: £31 million) represent a small number of items that are not anticipated to re-occur in subsequent periods.

(iii)	To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are not included within the long-term business operating profit for Asia. The Japan Life business contributed an operating profit of nil in 2014 (half year 2013: profit of £5 million).

Analysis of asset management operating profit based on longer-term investment returns

	Half year 2014 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	463	111	64	139	777
Performance-related fees	7	-	-	-	7
Operating income(net of commission)note (i)	470	111	64	139	784
Operating expensenote (i)	(249)	(65)	(42)	(144)	(500)
Share of associate’s results	6	-	-	-	6
Group’s share of tax on joint ventures’ operating profit	-	(4)	-	-	(4)
Operating profit based on longer-term investment returns	227	42	22	(5)	286
Average funds under management	£242.9bn	£62.4bn
Margin based on operating income*	38bps	36bps
Cost / income ratio**	54%	59%

	Half year 2013 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	421	109	56	181	767
Performance-related fees	4	1	-	-	5
Operating income(net of commission)note (i)	425	110	56	181	772
Operating expensenote (i)	(226)	(68)	(35)	(147)	(476)
Share of associate’s results	5	-	-	-	5
Group’s share of tax on joint ventures’ operating profit	-	(4)	-	-	(4)
Operating profit based on longer-term investment returns	204	38	21	34	297
Average funds under management	£230.9bn	£62.7bn
Margin based on operating income*	36bps	35bps
Cost / income ratio**	54%	62%

Notes

(i)	Operating income and expense includes the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 to the unaudited condensed consolidated interim financial statements, the net post-tax income of the joint ventures and associates is shown as a single item.
(ii)	M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30-Jun-14	291	86	172	20	463	38	30-Jun-14	65	62	46	22	111	36
30-Jun-13	265	89	156	18	421	36	30-Jun-13	64	60	45	22	109	35

*	Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group’s insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
**	Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†	Institutional includes internal funds.

IFRS Short-term fluctuations in investment returns

IFRS operating profit is based on longer-term investment returns assumptions. The difference between actual investment returns recorded in the income statement and these longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2014 for our insurance operations these total negative £14 million (half year 2013: negative £725 million on an actual exchange rate basis).

In Asia, positive short-term fluctuations of £119 million primarily reflect net unrealised movements on bond holdings following modest falls in bond yields during the first half of the year across the region.

Negative short-term fluctuations of £226 million in the US mainly represent the net value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values. Jackson hedges the guarantees offered under its variable annuity proposition on an economic basis and, thus, accepts a degree of variability in its IFRS results in the short term in order to achieve the appropriate economic result. Increases in US equity markets during the first half of the year gave rise to negative mark-to-market movement on the portfolio of equity hedges, which were not offset by corresponding reductions in the obligations to our customers as many of the guarantees are not accounted for using a fully fair value basis. The net gains on the interest rate hedges generated by the reduction in US interest rates, were insufficient to eliminate the negative equity market effect.

Positive fluctuations of £93 million in the UK include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the fall in bond yields since the end of 2013.

Amortisation of acquisition accounting adjustments

The amortisation primarily comprises the difference between the yield on the acquired investments on purchase of REALIC in 2012 based on market values at acquisition and historic investment income on book yields recognised in IFRS operating profit. Movement in the fair value acquisition adjustments on the value of in-force business acquired is also included.

Effective tax rates

In the first half of 2014 the effective tax rate on operating profit based on longer-term investment returns was 24 per cent in line with the equivalent period last year.

The effective tax rate for the first half of 2014 on the total IFRS profit was 20 per cent (half year 2013: 28 per cent), reflecting both the reduction in corporation tax rates in the UK and certain Asia jurisdictions as well as the fact that the 2013 effective tax rate was higher than normal due to no tax relief being available on the loss attaching to the held for sale Japan Life business.

Earnings per share (EPS)

	Actual Exchange Rate			Constant Exchange Rate
	2014 pence	2013 pence	Change %	2013 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	45.2	42.2	7	38.7	17
Basic earnings per share based on total profit after tax	45.0	14.3	215	12.8	252

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the following periods.

	2014 £m	2013 £m
	Half year	Half year
Earned premiums, net of reinsurance	16,189	14,763
Investment returns	13,379	6,528
Other income	1,059	1,100
Total revenue, net of reinsurance	30,627	22,391
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(25,549)	(18,143)
Acquisition costs and other expenditure	(3,336)	(3,315)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(170)	(152)
Remeasurement of carrying value of Japan Life business classified as held for sale	(11)	(135)
Total charges, net of reinsurance	(29,066)	(21,745)
Share of profits from joint ventures and associates, net of related tax	147	74
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	1,708	720
Less tax charge attributable to policyholders’ returns	(284)	(214)
Profit before tax attributable to shareholders	1,424	506
Tax charge attributable to shareholders’ returns	(279)	(141)
Profit for the period	1,145	365
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Earned premiums

	2014 £m	2013 £m
	Half year	Half year
Asia operations*	4,312	4,249
US operations	8,322	7,858
UK operations*	3,555	2,656
Total	16,189	14,763
*	The Asia and UK premiums exclude intra-group transactions.

Earned premiums, net of reinsurance, for insurance operations totalled £16,189 million in half year 2014 compared to £14,763 million in half year 2013. The increase of £1,426 million for half year 2014 was driven by increases of £899 million in the UK operations, £464 million in the US operations and £63 million in the Asia operations.

a)	Asia

Earned premiums in Asia, net of reinsurance in half year 2014 were £4,312 million, an increase of 1 per cent compared to £4,249 million in half year 2013. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous periods. Excluding the impact of exchange translation, earned premiums in Asia increased by 14 per cent compared to £3,766 million on a constant exchange rate basis in half year 2013. The growth in Asia continues to be explained by our strategic focus on the seven ‘sweet spot markets’ of South-east Asia (including Hong Kong),where the structural growth opportunities are the most attractive. ‘Sweet spot’ markets include Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.

During the first half of this year, some of our markets experienced headwinds as a result of political and economic events such as the uncertainty over the outcome of Presidential elections in Indonesia or the military takeover in Thailand. These shorter-term cyclical pressures do not detract from the long-term structural trend of growing demand for our products and services from the rapidly growing and underinsured middle classes. These supportive trends underpin the compelling prospects for profitable growth for our business over the long term.

b)	United States

Earned premiums, net of reinsurance in the US increased by 6 per cent from £7,858 million in half year 2013 to £8,322 million in half year 2014. Excluding the impact of exchange translation, earned premiums in the US increased by 15 per cent compared to £7,268 million on a constant exchange rate basis in half year 2013. The increase was led by variable annuity sales with continued strong growth of Elite Access, our variable annuity business without living benefits which exceeded the growth rate in sales of variable annuities excluding Elite Access. In line with our proactive cycle management approach, Jackson continues to actively manage the sales volumes of variable annuities with living benefits to maintain an appropriate balance of our revenue streams and to match the Group’s annual risk appetite.

Jackson’s strategy remains unchanged. We continue to price new business on a conservative basis, targeting value over volume. Our hedging remains focused on optimising the economies of our exposures over time while maintaining a strong balance sheet. We believe Jackson’s approach has translated into value for the customers and into profits and cash for shareholders, the ultimate metrics of our successful strategy.

c)	United Kingdom

Earned premiums, net of reinsurance for UK operations increased from £2,656 million in half year 2013 to £3,555 million in half year 2014, mainly due to four new bulk annuity deals in the first half of 2014 with premiums of £1,036 million (2013:nil) and increased sales of investment bonds partially offset by the decline in the sales of individual annuities. Our approach to bulk transactions in the UK will continue to be one of selective participation, looking for situations where we can both bring significant value to our customers and meet our demanding shareholder return hurdles.

The UK market continues to be heavily influenced by an unprecedented level of regulatory and legislative change. In March 2014, the UK government announced significant changes to pensions regulation which would effectively remove the requirement to purchase a pension annuity from April 2015. This is reflected in the decline in our first half sales of individual annuities, which were also impacted by the overall slowdown in the market that started to emerge through 2013.

Investment returns

	2014 £m	2013 £m
	Half year	Half year
Asia operations	2,144	126
US operations	4,344	2,775
UK operations	6,943	3,654
Unallocated corporate	(52)	(27)
Total	13,379	6,528

Investment returns except in respect of Jackson’s debt securities principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains) and losses on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale are not reflected in investment returns but are recorded in other comprehensive income.

Allocation of investment returns between policyholders and shareholders

Investment returns is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment returns included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders’ profit. The table below provides a breakdown of the investment returns for each regional operation attributable to each type of business.

	2014 £m	2013 £m
	Half year	Half year
Asia operations
Policyholders’ returns
Assets backing unit-linked liabilities	639	420
With-profits business	1,063	(432)
	1,702	(12)
Shareholders’ returns	442	138
Total	2,144	126
US operations
Policyholders’ returns assets held to back (separate account) unit-linked liabilities	3,573	3,021
Shareholders’ returns	771	(246)
Total	4,344	2,775
UK operations
Policyholders’ returns
Scottish Amicable Insurance Fund (SAIF)	302	242
Assets held to back unit-linked liabilities	772	1,441
With-profits fund (excluding SAIF)	4,172	2,028
	5,246	3,711
Shareholders’ returns
Prudential Retirement Income Limited (PRIL)	1,190	(72)
Other business	507	15
	1,697	(57)
Total	6,943	3,654
Unallocated corporate
Shareholders’ returns	(52)	(27)
Group Total
Policyholders’ returns	10,521	6,720
Shareholders’ returns	2,858	(192)
Total	13,379	6,528

Policyholders’ Returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•	Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment returns are wholly attributable to policyholders;
•	Separate account business of US operations, the investment returns of which are also wholly attributable to policyholders; and
•	With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders’ economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment returns of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders’ profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders’ share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholders’ returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asia operations, the investment returns are not directly attributable to policyholders and therefore does impact shareholders’ profit directly. However, for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under ‘grandfathered’ UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment returns of the assets backing liabilities of the UK shareholder-backed annuity business is determined after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders’ investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general accounts (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately, reflecting Jackson’s types of business, an allocation is made to policyholders through the application of crediting rates.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

(i)	debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential’s investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

(ii)	loans and receivables, which are carried at amortised cost.

Subject to the effect of these two exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property mainly held by with-profits funds. In addition, for Asia and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

a)	Asia

The table below provides an analysis of investment returns attributable to Asia operations for the periods presented:

	2014 £m	2013 £m
	Half year	Half year
Interest/dividend income (including foreign exchange gains and losses)	478	458
Investment appreciation (depreciation)*	1,666	(332)
Total	2,144	126
*	Investment appreciation (depreciation) comprises net realised and unrealised gains and losses on the investments.

In Prudential’s Asia operations, equities and debt securities accounted for 43 per cent and 51 per cent, respectively of the total investment portfolio at 30 June 2014. The remaining 6 per cent of the total investment portfolio was primarily loans and deposits with credit institutions. At 30 June 2013, the total proportion of the investment portfolio invested in equities and debt securities was 38 per cent and 55 per cent respectively, with the remaining 7 per cent similarly invested in loans and deposits with credit institutions. In Asia, investment returns increased from £126 million in half year 2013 to £2,144 million in half year 2014. This increase in investment returns was primarily due to the change from £332 million in investment depreciation in half year 2013 to £1,666 million in investment appreciation in half year 2014. The increase of £1,998 million in investment appreciation was driven primarily by favourable equity market movements and net unrealised gains movement in debt securities holdings following modest falls in bond yields across the region in Asia for first half of 2014.

b)	United States

The table below provides an analysis of investment returns attributable to US operations for the periods presented:

	2014 £m	2013 £m
	Half year	Half year
Investment returns of investments backing US separate account liabilities	3,573	3,021
Other investment returns	771	(246)
Total	4,344	2,775

In the US, investment returns increased from a £2,775 million credit in half year 2013 to a £4,344 million credit in half year 2014. This £1,569 million favourable change arose from an increase of £552 million in the investment returns on investments backing variable annuity separate account liabilities from a gain of £3,021 million in half year 2013 to £3,573 million in half year 2014 and an increase in other investment returns from negative £246 million to a gain of £771 million. The primary driver for the increase in investment returns on investments backing variable annuity separate account liabilities as compared to the same period in 2013 was favourable movements in the US equity markets in half year 2014 on a larger separate account asset balance. The increase of £1,017 million in other investment returns reflects the value movements in derivatives held to manage interest rate and equity risk exposures as noted previously and as discussed in note B1.2 to the unaudited condensed consolidated interim financial statements.

c)	United Kingdom

The table below provides an analysis of investment returns attributable to UK operations for the periods presented:

	2014 £m	2013 £m
	Half year	Half year
Interest/dividend income	3,398	3,625
Investment appreciation and other investment returns	3,545	29
Total	6,943	3,654

In Prudential’s UK operations, equities, debt securities and investment properties accounted for 26 per cent, 52 per cent and 7 per cent, respectively of the total investment portfolio at 30 June 2014. The remaining 15 per cent of the total investment portfolio at 30 June 2014 was comprised of loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £83,633 million at 30 June 2014, 71 per cent was held in corporate debt securities. At 30 June 2013 the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at 30 June 2014. Interest and dividend income decreased by £227 million from £3,625 million in half year 2013 to £3,398 million in half year 2014. The increase in investment appreciation and other investment returns of £3,516 million from £29 million to £3,545 million principally reflects altered levels of investment appreciation on investments backing policyholder liabilities including derivatives held to efficiently manage the portfolios. The increase principally reflects value movements on debt securities due to falling bond yields and gains on investment properties.

d)	Unallocated corporate and intragroup elimination

The investment returns for unallocated corporate intragroup elimination decreased from negative £27 million in half year 2013, to negative £52 million in half year 2014 mainly due to foreign exchange loss.

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2014 £m	2013 £m
	Half year	Half year
Asia operations	(4,906)	(3,020)
US operations	(11,644)	(10,088)
UK operations	(8,999)	(5,035)
Total	(25,549)	(18,143)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £25,549 million for half year 2014 (half year 2013: £18,143 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year.

The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefits and claims and movement in unallocated surplus net of reinsurance of with-profits funds increased to £25,549 million in half year 2014 compared to £18,143 million in half year 2013. The amounts of the period to period change attributable to each of the underlying reasons as stated above are shown below:

	2014 £m	2013 £m
	Half year	Half year
Claims incurred	(10,747)	(10,828)
Increase in policyholder liabilities	(13,846)	(6,455)
Movement in unallocated surplus of with-profits funds	(956)	(860)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(25,549)	(18,143)

The principal driver for variations in amounts allocated to policyholders is changes to investment returns reflected in the balance sheet measurement of liabilities for Prudential’s with-profits, SAIF and unit-linked policies (including the US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

a)	Asia

In half year 2014, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £4,906 million, representing an increase of £1,886 million compared to £3,020 million in half year 2013. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	2014 £m	2013 £m
	Half year	Half year
Claims incurred	(1,936)	(2,061)
Increase in policyholder liabilities	(2,832)	(874)
Movement in unallocated surplus of with-profits funds	(138)	(85)
Benefits and claims and movement in unallocated surplus	(4,906)	(3,020)

The growth in policyholder liabilities in Asia over the periods partially reflected the increase due to the strong growth of new business and the in-force books in the region, together with improved surrender rates in the with-profits business. This has been offset by a higher level of maturities in our shareholder-backed business, as a greater number of contracts reach maturity dates in some markets.

The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of Asian business. In addition, the policyholder liabilities of the Asian operations’ with-profits policies also fluctuated with the investment performance of the funds.

b)	United States

Except for institutional products and certain term annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums while withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In half year 2014, the accounting charge for benefits and claims increased by £1,556 million to £11,644 million compared to £10,088 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	2014 £m	2013 £m
	Half year	Half year
Claims incurred	(4,050)	(3,671)
Increase in policyholder liabilities	(7,594)	(6,417)
Benefits and claims	(11,644)	(10,088)

The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pound sterling at the average exchange rates for the relevant periods.

The charges in each period comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, in any given period. First, the investment returns on the assets backing the variable annuity separate account liabilities changed from £3,021 million in half year 2013 to £3,573 million in half year 2014 as shown in the section ‘Investment return-b) United States’ above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net flows of the US insurance operations’ variable annuity separate account liabilities in note C4.1(C) to the unaudited condensed consolidated interim financial statements. The net flows of the variable annuity separate account liabilities shown in that note for half year 2014 were £4,595 million as compared with £4,054 million for half year 2013.

c)	United Kingdom

The overall charge for benefits, claims and the transfer to unallocated surplus increased from £5,035 million charge in half year 2013 to £8,999 million in half year 2014. The amounts of the period to period change attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	2014 £m	2013 £m
	Half year	Half year
Claims incurred	(4,761)	(5,096)
Decrease (increase) in policyholder liabilities:
SAIF	182	425
PRIL	(1,445)	302
Unit-linked and other non-participating business	(815)	(715)
With-profits (excluding SAIF)	(1,342)	824
	(3,420)	836
Movement in unallocated surplus of with-profits funds	(818)	(775)
Benefits and claims and movement in unallocated surplus	(8,999)	(5,035)

Claims incurred in the UK operations of £4,761 million in half year 2014 represented a decrease from the £5,096 million incurred in half year 2013.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the run off of the underlying liabilities. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For PRIL, the increases in policyholder liabilities arise principally from three factors, namely, (i) changes to the discount rate applied to projected future annuity payments, (ii) premium income and, (iii) altered assumptions.

For unit-linked business, the variations in the increases in the related policyholder liabilities were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF).The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, movement in the policyholder liabilities in the income statement will fluctuate with the investment returns of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

(a)	Investment returns are included in full in the income statement and is attributable either to contracts or unallocated surplus.

(b)	Investment returns, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)	Investment returns, to the extent attributable to unallocated surplus, form the majority part of the movement in such surplus in the income statement.

Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders’ bonus is attributable to shareholders and represents the shareholders’ profit. Both of these amounts, by comparison with the investment returns, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

Prudential does not take into account the surplus assets of the long-term fund, or the investment returns, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with requirements concerning treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential’s ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

Acquisition costs and other expenditure

	2014 £m	2013 £m
	Half year	Full year
Asia operations	(1,108)	(1,123)
US operations	(987)	(811)
UK operations	(1,269)	(1,392)
Unallocated corporate and intragroup elimination	28	11
Total	(3,336)	(3,315)

Total acquisition costs and other expenditure of £3,336 million in half year 2014 were 1 per cent higher than the £3,315 million incurred in half year 2013. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, change in deferred acquisition costs, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders are in respect of the funds managed on behalf of third parties which are consolidated but have no recourse to the Group and reflects the change in the overall returns in these funds in the period.

a)	Asia

Total acquisition costs and other expenditure for Asia in half year 2014 were (£1,108) million, a decrease of £15 million compared to (£1,123) million in half year 2013. This decrease was primarily due to a reduction in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group.

b)	United States

Total acquisition costs and other expenditure for the US of (£987) million in half year 2014 represented an increased cost of £176 million against the (£811) million incurred in half year 2013. The period on period movement primarily reflected an increase in operating expenses, and an increase in acquisition costs, net of change in deferred acquisition costs.

c)	United Kingdom

Total acquisition costs and other expenditure for the UK decreased by 9 per cent from (£1,392) million in half year 2013 to (£1,269) million in half year 2014. This decrease arose primarily from the decreases in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group by (£131) million from (£399) million in half year 2013 to (£268) million in half year 2014, partially offset by increases in the underlying operating expenses of M&G.

d)	Unallocated corporate and intragroup elimination

Other net expenditure of a credit of £28 million in half year 2014 compares to a credit of £11 million in half year 2013. Other net expenditure comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses such as the asset management fees charged by the Group’s asset management businesses to the insurance operations.

IFRS Shareholders’ Funds and Shareholder-backed policyholder liabilities

Movement on shareholders’ funds

The following table sets forth a summary of the movement in Prudential’s shareholder funds for half year 2014 and half year 2013:

	2014 £m	2013 £m
	Half year	Half year
Profit after tax for the period	1,145	365
Exchange movements, net of related tax	(117)	232
Unrealised gains and losses on Jackson securities classified as available for sale, net of related changes to deferred acquisition costs and tax*	527	(837)
Dividends	(610)	(532)
Other	30	38
Net increase (decrease) in shareholders’ funds	975	(734)
Shareholders’ funds at beginning of the period	9,650	10,359
Shareholders’ funds at end of the period	10,625	9,625
Shareholders’ value per share	414p	376p
Return on shareholders’ funds**	24%	21%
*	Net of related changes to deferred acquisition costs and tax.
**	Annualised operating profit based on longer term investment returns after tax and non-controlling interests as percentage of opening shareholders’ fund.

During the first half of 2014 the performance of the equity markets in the countries that we operate in has been broadly positive, with the US S&P 500 index up 6.1 per cent and the MSCI Asia ex-Japan index higher by 5.5 per cent, while the UK FTSE 100 index was flat. Continued speculation on global growth prospects and the timing of key interest rate decisions has led to some volatility in long-term yields, with most markets experiencing a small decline in 10-year bond yields since the end of 2013. Lower yields generate beneficial value movements on our holdings of fixed income securities which have given rise to positive short-term investment variances in some of our operations.

In addition, the continued appreciation of the sterling against most global currencies, referenced earlier in this report, has a negative translational impact on conversion of local balance sheets to sterling.

Taking these non-operating movements into account, the Group’s shareholders’ funds at 30 June 2014 of £10.6 billion were 9 per cent higher than 31 December 2013 of £9.7 billion (on an actual exchange rate basis), reflecting positive operating results in the period and favourable movements in non-operating items.

Shareholder-backed policyholder liabilities and net liability flows8

	2014 £m		2013 £m
	Half year		Half year			Change %
			Actual Exchange Rate		Constant Exchange Rate	Actual Exchange Rate		Constant Exchange Rate
	Policyholder liabilities	Net liability flows[9]	Policyholder liabilities	Net liability flows[9]	Net liability flows[9]	Policyholder liabilities	Net liability flows[9]	Net liability flows[9]
Asia	23,419	891	22,903	1,039	938	2	(14)	(5)
US	112,009	4,977	106,215	5,168	4,781	5	(4)	4
UK	52,687	(140)	50,070	(336)	(336)	5	58	58
Total Group	188,115	5,728	179,188	5,871	5,383	5	(2)	6

Focusing on the business supported by shareholder capital, which accounts for the majority of the life profits, in the course of the first half of 2014 policyholder liabilities increased from £180.1 billion at the start of the year to

8 Includes Group’s proportionate share of liabilities and associated flows of the insurance joint ventures in Asia.

£188.1 billion at the end of June 2014. The consistent addition of high quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows into policyholder liabilities of £5.7 billion in the first half of 2014 driven by positive inflows into both our US and Asia businesses. Net flows9 into our Jackson business grew by 4 per cent compared to half year 2013, following increased variable annuity new business premiums. Net flows into Asia continue to be positive reflecting the new regular premium business added this year, offset by higher levels of maturities of products reaching their term. Favourable investment markets and other movements have contributed a further £6.3 billion to the increase in policyholder liabilities since the start of the year, offset by a £4.0 billion negative foreign currency translation effect.

9 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.

Other results based information

Funds under management

(a) Summary(i)

	2014 £bn	2013 £bn
	30 Jun	31 Dec
Business area:
Asia operations	42.1	38.0
US operations	109.9	104.3
UK operations	160.4	157.3
Prudential Group funds under management	312.4	299.6
External funds note (ii)	144.8	143.3
Total funds under management	457.2	442.9

Notes

(i)	Including Group’s share of assets managed by joint ventures.
(ii)	External funds shown above as at 30 June 2014 of £144.8 billion (31 December 2013: £143.3 billion) comprise £158.1 billion (31 December 2013: £148.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (c) below less £13.3 billion (31 December 2013: £4.9 billion) that are classified within Prudential Group’s funds. The £158.1 billion (31 December 2013: £148.2 billion) investment products comprise £153.8 billion (31 December 2013: £143.9 billion) as published in the New Business schedules plus Asia Money Market Funds of £4.3 billion (31 December 2013: £4.3 billion).

(b)	Prudential Group funds under management – analysis by business area

	Asia operations £bn		US operations £bn		UK operations £bn		Total £bn
	30 Jun 2014	31 Dec 2013	30 Jun 2014	31 Dec 2013	30 Jun 2014	31 Dec 2013	30 Jun 2014	31 Dec 2013
Investment properties†	-	-	0.1	-	11.9	11.7	12.0	11.7
Equity securities	16.8	14.4	71.8	66.0	42.0	39.8	130.6	120.2
Debt securities	20.0	18.6	30.6	30.3	83.6	84.0	134.2	132.9
Loans and receivables	0.9	0.9	6.1	6.4	5.4	5.3	12.4	12.6
Other investments and deposits	0.7	0.9	1.3	1.6	17.0	16.0	19.0	18.5
Total included in statement of financial position	38.4	34.8	109.9	104.3	159.9	156.8	308.2	295.9
Internally managed funds held in insurance joint ventures	3.7	3.2	-	-	0.5	0.5	4.2	3.7
Total Prudential Group funds under management	42.1	38.0	109.9	104.3	160.4	157.3	312.4	299.6
†	As included in the investments section of the consolidated statement of financial position at 30 June 2014, except for £0.3 billion (31 December 2013: £0.3 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(c)	Investment products – external funds under management

	Half year 2014 £m
	1 Jan 2014	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2014
Eastspring Investmentsnote	22,222	38,934	(36,504)	726	25,378
M&G	125,989	19,322	(15,111)	2,571	132,771
Group total	148,211	58,256	(51,615)	3,297	158,149

	Full year 2013 £m
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2013
Eastspring Investmentsnote	21,634	74,206	(72,111)	(1,507)	22,222
M&G	111,868	40,832	(31,342)	4,631	125,989
Group total	133,502	115,038	(103,453)	3,124	148,211

Note

Including Asia Money Market Funds at 30 June 2014 of £4.3 billion (31 December 2013: £4.3 billion).

(d)	M&G and Eastspring Investments – total funds under management

	2014 £bn	2013 £bn
M&G	30 Jun	31 Dec
External funds under management	132.8	126.0
Internal funds under management	120.9	118.0
Total funds under management	253.7	244.0

	2014 £bn	2013 £bn
Eastspring Investments	30 Jun	31 Dec
External funds under managementnote	25.4	22.2
Internal funds under management	41.4	37.7
Total funds under management	66.8	59.9

Note

Including Asia Money Market Funds at 30 June 2014 of £4.3 billion (31 December 2013: £4.3 billion).

Foreign currency source of key metrics

The tables below show the Group’s key IFRS metrics analysis by contribution by currency group:

IFRS half year 2014 results

	Pre-tax Operating profit[2,3,4] %	Shareholders’ funds[2,3,4] %
US$ linked[1]	17	13
Other Asia currencies	17	18
Total Asia	34	31
UK sterling[2,3]	21	50
US$[3]	45	19
Total	100	100

Notes

1US$ linked – comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.

2Includes long-term, asset management business and other businesses.

3For operating profit and shareholders’ funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.

4 For shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

Liquidity and Capital Resources

Prudential Capital operates a central treasury function for Prudential, which has overall responsibility for managing Prudential’s capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future and therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements.

Overview

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 June 2014 our IGD surplus is estimated at £4.1 billion before deducting the 2014 interim dividend, equivalent to available capital covering our capital requirement 2.3 times.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. We continue to experience no defaults and modest levels of impairments across our fixed income securities portfolios. Notwithstanding, we have retained our cautious stance on credit risk and have maintained our sizeable £1.9 billion credit default reserves in our UK annuity operations. Further information on the strength and resilience of our capital and solvency position is provided in the ‘Risk and Capital Management’ section of this document.

Solvency II is scheduled to come into effect on 1 January 2016 and we continue to engage with HM Treasury, the Prudential Regulation Authority, industry bodies and our peers to ensure that the final and full requirements of Solvency II are both workable and effective. At full year 2013, we provided our economic capital position based on our Solvency II internal model. This result was based on an assumption of US equivalence, with no restrictions being placed on the economic value of overseas surplus, and the internal model on which these calculations are based has not yet been reviewed or approved by the Prudential Regulation Authority. Other key elements of the basis which are likely to be updated in the future as Solvency II regulations become clearer relate to the liability discount rate for UK annuities, the impact of transitional arrangements and the credit risk adjustment to the risk-free rate. Therefore, the results represent an estimate of our Solvency II capital position, assessed against a draft set of rules, with a number of key working assumptions, and the eventual Solvency II capital position will change as we iterate both the methodology and the internal model to reflect final rules and regulatory feedback.

On this basis at 31 December 2013, our economic capital10 surplus was estimated at £11.3 billion, which is equivalent to an economic solvency ratio of 257 per cent. We will provide an update, factoring in developments and any PRA feedback, as part of full year 2014 reporting.

Group and holding company cash flow

Prudential’s consolidated cash flow includes the movement in cash included within both policyholders’ and shareholders’ funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

Prudential continues to manage cashflows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of excess capital in business opportunities.

[10]	The methodology and assumptions used in calculating the economic capital results are set out in the ‘Other results based information’ section of Prudential’s annual report for 2013 filed with the SEC on Form 20-F. The economic solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

Operating holding company cash flow for the first half of 2014 before the shareholder dividend was £819 million, £107 million higher than the first half of 2013. After deducting the shareholder dividend, the operating holding company cash flow was £209 million (half year 2013: £180 million).

Cash remittances to the Group from business units

Cash remitted by the business units to the Group in the first half of 2014 increased by 15 per cent to £974 million (2013: £844 million), with increased contributions from each of our four major business units. Net remittances from Asia were 14 per cent higher at £216 million, reflecting the cash-generative nature of our business growth in the region. As in prior years, Jackson remitted its full year dividend of £352 million in the first half of 2014. This remittance represents a new high for this operation, driven by the strong capital generation in the last year. UK remittances of £246 million also have a first half bias as these include the shareholders’ share of the UK with-profit transfer of £193 million. M&G’s remittance increased to £135 million, in line with the increased earnings profile of this business.

The increases reflect underlying earnings growth and have been supported by our approach to hedging large non-sterling remittances 12 months in advance. Hitherto, this approach has protected remittances from Asia and the US from the effects of local currency depreciation relative to sterling, first observed at the start of the second half of 2013. However, the transitory benefit of this approach will unwind going forward. Furthermore, the announcements made by the UK Chancellor in the March Budget and other regulatory developments in the UK, require us to increase the level of investment in our UK pre- and post-retirement customer proposition, and this will temper remittances in the short term.

Net central outflows and other movements

Cash remitted to the Group in the first half of 2014 was used to meet central costs of £155 million (2013: £132 million) and payment of the 2013 final dividend of £610 million (2013: £532 million). In addition, £503 million (US$850 million) of central cash was used to finance the initial upfront payment for the renewal of the distribution agreement with Standard Chartered Bank. Total holding company cash at the end of June 2014 was £1.9 billion compared to £2.2 billion at the end of 2013.

Dividend payments

The total cost of dividends settled by Prudential were £610 million and £532 million for the periods ended 30 June 2014 and 2013, respectively.

Due to the strong and sustained operational and financial performance of the Group, evidenced by the achievement of all our demanding 2013 ‘Growth and Cash’ Objectives, the Board decided to rebase the 2013 full year dividend upwards to 33.57 pence per share, representing an increase of 15 per cent over 2012. As in previous years the interim dividend for 2014 has been calculated formulaically as one third of the prior year’s full year dividend. The Board has approved a 2014 interim dividend of 11.19 pence per share, which equates to an increase of 15 per cent over the 2013 interim dividend.

Debt service costs

Debt service costs charged to profit in respect of core borrowings paid by Prudential in the first half of 2014 were £170 million compared with £152 million in the first half of 2013. Of total consolidated borrowings of £4,567 million as at 30 June 2014, the parent company had core borrowings of £4,146 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

The parent company held cash and short-term investments of £1,902 million, £1,490 million and £2,230 million as at 30 June 2014, 2013 and 31 December 2013, respectively. The sources of cash in 2013 included dividends, loans and interest received from operating subsidiaries. Prudential received £1,030 million in cash remittances from business units in the first half of 2014, compared to £915 million received in the first half of 2013. These remittances primarily comprise dividends from business units and the shareholders’ statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances were £56 million and £71 million of capital invested in the first half of 2014 and 2013, respectively. Overall net remittances from business units had increased from £844 million in the first half of 2013 to £974 million in the first half of 2014.

Dividends, loans and interest received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential’s largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with profit products. Prudential’s insurance and fund management subsidiaries’ ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for the first half of 2014 and 2013.

	2014 £m	2013 £m
	Half year	Half year
Asian Operations	272	261
US Operations	352	294
UK Insurance Operations (mainly PAC)	246	226
M&G (including Prudential Capital)	160	134
Total	1,030	915

Each of Prudential’s main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Corporate transactions

Bancassurance partnership with Standard Chartered Plc

On 12 March 2014 the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered Plc. Under the new 15-year agreement, which commenced on 1 July 2014, a wide range of Prudential life insurance products are exclusively distributed through Standard Chartered branches in 9 markets – Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan – subject to applicable regulations in each country. In China and South Korea, Standard Chartered Plc will distribute Prudential’s life insurance products on a preferred basis. Prudential and Standard Chartered have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

As part of this transaction Prudential has agreed to pay Standard Chartered Plc an initial fee of US$1.25 billion which is unconditional on future sales volumes. Of this total, US$850 million was settled in the first half of 2014. The remainder will be advanced in two equal instalments of US$200 million in each of April 2015 and April 2016. For IFRS financial reporting purposes the full value of this fee, equivalent to £731 million, has been accounted as an intangible asset. In calculating the Group’s IGD surplus, the fee has been written-off as no value is attributed to intangible assets under this basis.

Domestication of Hong Kong Branch

On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong incorporated

Prudential companies, one providing life insurance and the other providing general insurance – Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority’s pillar 1 peak 2 basis £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers’ share (including policyholder asset share liabilities, and £1.2 billion of inherited estate) and £0.1 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) have been transferred.

Agreement to sell Japan life business

The Group’s closed book life insurance business in Japan, PCA Life Insurance Company Limited has been classified as held for sale. This classification reflects the expected disposal of the business on which an agreement to sell was reached in July 2013. The sale has yet to be completed.

Acquisition of Express life of Ghana

In April 2014 we completed the acquisition of Express Life of Ghana for £14 million.

Shareholders’ net borrowings

	2014 £m	2013 £m
	Half year	Half year
Shareholders’ borrowings in holding company	4,146	3,710
Prudential Capital	275	275
Jackson surplus notes	146	164
Total	4,567	4,149
Less: Holding company cash and short-term investments	(1,902)	(1,490)
Net core structural borrowings of shareholder-financed operations	2,665	2,659

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £1.9 billion at 30 June 2014, up from £1.5 billion at 30 June 2013, and we currently retain a further £2.5 billion of untapped committed liquidity facilities.

The Group’s core structural borrowings at 30 June 2014 were £4,567 million (31 December 2013: £4,636 million on an actual exchange rate basis) on an IFRS basis and comprised £4,146 million (31 December 2013: £4,211 million on an actual exchange rate basis) of debt held by the holding company, and £421 million (31 December 2013: £425 million on an actual exchange rate basis) of debt held by the Group’s subsidiaries, Prudential Capital and Jackson.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the debt capital markets and has in place an unlimited global commercial paper programme. As at 30 June 2014, we had issued commercial paper under this programme totalling £236 million, US$2,305 million, €75 million and AU$10 million to finance non-core borrowings.

Prudential’s holding company currently has access to £2.5 billion of syndicated and bilateral committed revolving credit facilities, provided by 18 major international banks, expiring between 2016 and 2019. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2014. The medium term note programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 30 June 2014, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders’ funds plus net debt) was 20 per cent, compared to 20 per cent at 31 December 2013. Prudential plc has strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook except PAC, which was placed on negative outlook by Moody’s in April 2014 following the pension changes set out in the March 2014 UK budget.

The financial strength of PAC is rated AA by Standard & Poor’s, Aa2 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

Consolidated Cash Flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential’s unaudited condensed consolidated interim financial statements.

Net cash outflows in the first half of 2014 were £775 million. This amount comprised outflows of £775 million from financing activities, and £584 million from investment activities less inflows of £584 million from operating activities. During the first half of 2013 net cash inflows were £553 million comprising of inflows of £1,323 million from operating activities, less outflows of £516 million from investing activities, and £254 million from financing activities.

As at 30 June 2014, the Group held cash and cash equivalents of £5,903 million compared with £6,785 million at 31 December 2013, a decrease of £882 million (representing net cash outflows of £775 million outlined above, and the effect of exchange rate changes of £107 million).

Contingencies and Related Obligations

Details of the main changes to Prudential’s contingencies and related obligations that have arisen in the six month period ended 30 June 2014 are set out in note D3 to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments

Details of the uses of derivative financial instruments by Prudential are as provided in the Group’s 2013 annual report on Form 20-F.

Commitments

The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 30 June 2014 was £163 million.

At 30 June 2014, Jackson has unfunded commitments of £337 million related to its investments in limited partnerships and of £264 million related to commercial mortgage loans and other fixed maturities. These commitments were entered into in the normal course of business and the Company does not expect a material adverse impact on the operations to arise from them.

Risk and Capital Management

Introduction

We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Group Risk Framework

Our Group Risk Framework describes our approach to risk management, including provisions for risk governance arrangements; our appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk management and internal control that support Prudential’s compliance with statutory and regulatory requirements are defined.

Risk governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s significant risks, and with the Group Chief Executive and the Chief Executives of each of the Group’s business units.

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with our risk appetite that protects and enhances the Group’s embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group’s management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group’s staff, physical assets and intellectual property.

Risk appetite and limits

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a.	the volatility of earnings is consistent with the expectations of stakeholders;
b.	the Group has adequate earnings (and cashflows) to service debt, expected dividends and to withstand unexpected shocks; and
c.	earnings (and cashflows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a.	the Group meets its internal economic capital requirements;
b.	the Group achieves its desired target rating to meet its business objectives; and
c.	supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

We also define risk appetite statements and measures (ie limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk	The risk of loss for the Group’s business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
	Credit risk	The risk of loss for the Group’s business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).
	Insurance risk	The risk of loss for the Group’s business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.
	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group’s aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

Risk policies

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are policies for credit, market, insurance, liquidity, operational and tax risk, as well as dealing controls. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

Risk culture

We work to promote a responsible risk culture in three main ways:

a.	by the leadership and behaviours demonstrated by management;
b.	by building skills and capabilities to support management; and
c.	by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Risk reporting

An annual ‘top-down’ identification of our top risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The management information received by the Group Risk Committees and the Board is tailored around these risks, and it also covers on-going developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks

Market risk

(i)	Investment risk

In Prudential UK investment risk arising on the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The fund’s large inherited estate – estimated at £7.5 billion as at 30 June 2014 (1 January 2014: £6.8 billion, after the domestication of Hong Kong business) – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy.

In Asia, our shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the ‘spread business’, including fixed annuities, these assets are generally bonds. For variable annuities business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

The Jackson IFRS shareholders’ equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be less significant under IFRS reporting or vice versa as discussed above.

(ii)	Interest rate risk

Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cashflows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cashflows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii)	Foreign exchange risk

We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.

(i) Debt and loan portfolio

Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, where fixed income assets represent 35 per cent or £28.8 billion of our exposure. Credit risk arising from £45.4 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £20.0 billion at 30 June 2014. Of this, approximately 66 per cent was in unit-linked and with-profits funds with minimal shareholders’ risk. The remaining 34 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £30.6 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.2 billion of commercial mortgage-backed securities and £1.6 billion of residential mortgage-backed securities, of which £0.8 billion (52 per cent) are issued by US government sponsored agencies.

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £2.0 billion as at 30 June 2014 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the unaudited condensed consolidated interim financial statements.

(ii) Group sovereign debt and bank debt exposure

Sovereign debt11 represented 15 per cent or £10.4 billion of the debt portfolio backing shareholder business at 30 June 2014 (31 December 2013: 15 per cent or £10 billion). 42 per cent of this was rated AAA and 91 per cent investment grade (31 December 2013: 44 per cent AAA, 92 per cent investment grade). At 30 June 2014, the Group’s shareholder-backed business’s holding in continental Europe sovereign debt was £483 million. 74 per cent of this was AAA rated (31 December 2013: 78 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £59 million (31 December 2013: £54 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 30 June 2014 are given in Note C3.3(f) to Prudential’s unaudited condensed consolidated financial statements.

(iii) Counterparty credit risk

We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

11 Excludes Group’s proportionate share in Joint Ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.

We continue to conduct research into longevity risk using data from our substantial annuity portfolio. The assumptions that we make about future expected levels of mortality are particularly relevant in our UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group currently has £2.5 billion of undrawn committed facilities, expiring between 2016 and 2019. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

Operational risk

We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Although we have not experienced a material failure or breach in relation to our legacy and other IT systems and processes to date, we have been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the on-going improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk

Global regulatory risk is considered a key risk and is classified as a business environment risk under the Group Risk framework risk categorisation.

The EU has developed a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, having been adopted by the Council of the European Union in April 2014, amended certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal economic capital models if approved by the Prudential Regulation Authority.

Following adoption of the Omnibus II Directive, Solvency II is now expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (EIOPA) are continuing to develop the detailed rules that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-2015.

There is significant uncertainty regarding the final outcome from this process. In particular, certain detailed aspects of the Solvency II rules relating to the determination of the liability discount rate for UK annuity business remain to be clarified and our capital position is sensitive to these outcomes. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, are expected to be subject to supervisory judgement and approval. There is a risk that the effect of the measures finally adopted could be adverse for us, including potentially a significant increase in the capital required to support our business and that we may be placed at a competitive disadvantage to other European and non-European financial services groups. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Pan-European Insurance Forum, Chief Risk Officer Forum and Chief Financial Officer Forum, together with the Association of British Insurers and Insurance Europe.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is coordinated centrally to achieve consistency in the understanding and application of the requirements. We are continuing our preparations to adopt the regime when it comes into force on 1 January 2016 and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. We regularly review our range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the ‘pre-application’ stage of the approval process for the internal model. In addition, we are engaged in the Prudential Regulation Authority’s ‘Individual Capital Adequacy Standards Plus (ICAS+)’ regime, which is enabling our UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS + regime.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear. However, many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of its competitors. Designation as a G-SII will lead to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures will include enhanced group-wide supervision, effective resolution measures of the group in the event of failure, loss absorption and higher loss absorption capacity. This enhanced supervision commenced immediately and includes the development by July 2014 of a Systemic Risk Management Plan (SRMP) under supervisory oversight and its implementation thereafter and by the end of 2014, a group Recovery and Resolution Plan (RRP) and Liquidity Risk Management Plan (LRMP). The Group SRMP was submitted to the Prudential Regulation Authority in June 2014 and work is on-going to produce the RRP and LRMP. We are monitoring the development and the potential impact of, the framework of policy measures and are engaging with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. The G-SII regime also introduces two types of capital requirements, the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement for conducting non-traditional insurance and non-insurance activities. A consultation paper on BCR was released in July 2014. Details of the HLA are currently unknown as the IAIS has yet to begin work on this requirement. The IAIS currently expects to finalise the BCR and HLA proposals by November 2014 and the end of 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with the BCR expected to be introduced in 2015 on a confidential reporting basis to group-wide supervisors. The HLA requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

The IAIS is developing a common framework (‘ComFrame’) for the supervision of Internationally Active Insurance Groups (IAIG). ComFrame is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework’s key components is an Insurance Capital Standard (ICS), which would form the group solvency capital standard under ComFrame. In May 2014 the IAIS published a memorandum setting out the approach to the development of the ICS. The three year development phase of ComFrame ended in December 2013 and the IAIS is now undertaking a field testing exercise from 2014-2018 to assess the impacts of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Risk factors

Our disclosures covering risk factors can be found in this document.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Capital management

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.

Regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised. We estimate that our IGD capital surplus is £4.1 billion at 30 June 2014 (before taking into account the 2014 interim dividend), with available capital covering our capital requirements 2.3 times. This compares to a capital surplus of £5.1 billion at the end of 2013 (before taking into account the 2013 final dividend).

The movements in the first half of 2014 mainly comprise:

•	Net capital generation (net of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £0.8 billion.

Offset by:

•	The cost of renewing the bancassurance partnership agreement with Standard Chartered PLC of £0.7 billion, representing the aggregate amounts settled and committed that are not dependent on the achievements of sales volumes;
•	£0.2 billion due to reduction in the shareholders’ interest in future transfers from the UK’s with-profits fund asset allowance (as discussed below) and other smaller one-off items;
•	Final 2013 dividend of £0.6 billion; and
•	External financing costs and other central costs, net of tax, of £0.3 billion

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus evolves over time into a more meaningful risk sensitive measure.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is more risk-based. Solvency II aims to provide such a framework and is expected to be implemented on 1 January 2016.

We continue to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group’s IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders’ interest in future transfers (SHIFT) from the UK’s with-profits business and this remained in place, contributing £0.4 billion to the IGD at 31 December 2012. As per guidance received from the PRA in January 2013, credit taken for the SHIFT asset was reduced to zero at end January 2014.

Stress testing

As at 30 June 2014, stress testing of our IGD capital position to various events has the following results:

•	An instantaneous 20 per cent fall in equity markets from 30 June 2014 levels would reduce the IGD surplus by £50 million;
•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £350 million;
•	A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £100 million; and
•	Credit defaults of 10 times the expected level would reduce IGD surplus by £550 million.

The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 30 June 2014, removing the permitted practice would have increased reported IGD surplus to £4.2 billion. As at 30 June 2014, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.4 billion, excluding the permitted practice.

Prudential believes that the results of these stress tests, together with the Group’s strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

Other Capital Metrics

We use an economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson’s risk-based capital ratio level as of 31 December 2013 was 450 per cent and since then it has been able to remit £352 million to the Group while supporting its balance sheet growth and maintaining adequate capital. The value of the estate of our UK With-Profits fund as at 30 June 2014 is estimated at £7.5 billion after the effect of completing the domestication of the Hong Kong branch business of the PAC With-Profits fund which was effective on 1 January 2014 (1 January 2014: £6.8 billion, after the effect of the transfer). The value of the shareholders’ interest in future transfers from the with-profits funds in the UK is estimated at £2.4 billion (1 January 2014: £2.3 billion, after the effect of the transfer).

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 30 June 2014 we have maintained sizeable credit default reserves at £1.9 billion (31 December 2013: £1.9 billion), representing 51 per cent of the portfolio spread over swaps, compared with 47 per cent at 31 December 2013.

Capital allocation

Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.

We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Income Statements

		2014 £m	2013 £m
	Note	Half year	Half year
Earned premiums, net of reinsurance		16,189	14,763
Investment return		13,379	6,528
Other income		1,059	1,100
Total revenue, net of reinsurance		30,627	22,391
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(25,549)	(18,143)
Acquisition costs and other expenditure	B3	(3,336)	(3,315)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(170)	(152)
Remeasurement of carrying value of Japan Life business classified as held for sale	D1	(11)	(135)
Total charges, net of reinsurance		(29,066)	(21,745)
Share of profits from joint ventures and associates, net of related tax		147	74
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		1,708	720
Less tax charge attributable to policyholders’ returns		(284)	(214)
Profit before tax attributable to shareholders	B1.1	1,424	506
Total tax charge attributable to policyholders and shareholders	B5	(563)	(355)
Adjustment to remove tax charge attributable to policyholders’ returns		284	214
Tax charge attributable to shareholders’ returns	B5	(279)	(141)
Profit for the period attributable to equity holders of the Company		1,145	365

		2014	2013
Earnings per share (in pence)		Half year	Half year
Based on profit attributable to the equity holders of the Company:
Basic	B6	45.0p	14.3p
Diluted	B6	44.9p	14.3p

		2014	2013
Dividends per share (in pence)	Note	Half year	Half year
Dividends relating to reporting period:	B7
Interim dividend (2014 and 2013)		11.19p	9.73p
Final dividend (2013)		-	-
Total		11.19p	9.73p
Dividends declared and paid in reporting period:	B7
Current year interim dividend		-	-
Final dividend for prior year		23.84p	20.79p
Total		23.84p	20.79p
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

		2014 £m	2013 £m
	Note	Half year	Half year

Profit for the period		1,145	365

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Gross		(115)	227
Related tax		(2)	5
		(117)	232

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising during the period		1,060	(1,665)
Net gains included in the income statement on disposal and impairment		(37)	(42)
Total	C3.3(b)	1,023	(1,707)
Related change in amortisation of deferred acquisition costs	C5.1(b)	(212)	419
Related tax		(284)	451
		527	(837)

Total		410	(605)

Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes:
Gross		12	(28)
Related tax		(2)	7
		10	(21)

Other comprehensive income (loss) for the period, net of related tax		420	(626)

Total comprehensive income (loss) for the period attributable to the equity holders of the Company		1,565	(261)

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Changes In Equity

		Period ended 30 June 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,145	-	-	1,145	-	1,145
Other comprehensive income (loss)		-	-	10	(117)	527	420		420
Total comprehensive income (loss) for the period		-	-	1,155	(117)	527	1,565	-	1,565

Dividends	B7	-	-	(610)	-	-	(610)	-	(610)
Reserve movements in respect of share-based payments		-	-	52	-	-	52	-	52
Change in non-controlling interests		-	-	-	-	-	-		-

Share capital and share premium
New share capital subscribed	C9	-	8	-	-	-	8	-	8

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(34)	-	-	(34)	-	(34)
Movement in own shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase (decrease) in equity		-	8	557	(117)	527	975	-	975
At beginning of period		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of period		128	1,903	7,982	(306)	918	10,625	1	10,626

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity (continued)

		Period ended 30 June 2013 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	365	-	-	365	-	365
Other comprehensive (loss) income		-	-	(21)	232	(837)	(626)	-	(626)
Total comprehensive income (loss) for the period		-	-	344	232	(837)	(261)	-	(261)

Dividends	B7	-	-	(532)	-		(532)	-	(532)
Reserve movements in respect of share-based payments		-	-	31	-	-	31	-	31
Change in non-controlling interests		-	-	-	-	-	-	1	1

Share capital and share premium
New share capital subscribed	C9	-	1	-	-	-	1	-	1

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	25	-	-	25	-	25
Movement in own shares purchased by unit trusts consolidated under IFRS		-	-	2	-	-	2	-	2
Net increase (decrease) in equity		-	1	(130)	232	(837)	(734)	1	(733)
At beginning of period		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of period		128	1,890	6,721	298	588	9,625	6	9,631

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position

		2014 £m	2013 £m
	Note	30 Jun	31 Dec
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,458	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	5,944	5,295
Total		7,402	6,756

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		177	177
Deferred acquisition costs and other intangible assets		63	72
Total		240	249
Total intangible assets		7,642	7,005

Other non-investment and non-cash assets:
Property, plant and equipment		910	920
Reinsurers’ share of insurance contract liabilities		6,743	6,838
Deferred tax assets	C7.1	2,173	2,412
Current tax recoverable		158	244
Accrued investment income		2,413	2,609
Other debtors		3,643	1,746
Total		16,040	14,769

Investments of long-term business and other operations:
Investment properties		11,754	11,477
Investment in joint ventures and associates accounted for using the equity method		911	809
Financial investments*:
Loans	C3.4	12,457	12,566
Equity securities and portfolio holdings in unit trusts		130,566	120,222
Debt securities	C3.3	134,177	132,905
Other investments		5,908	6,265
Deposits		13,057	12,213
Total		308,830	296,457

Assets held for sale	D1	875	916
Cash and cash equivalents		5,903	6,785
Total assets	C1,C3.1	339,290	325,932
*	Included within financial investments are £3,953 million of lent securities as at 30 June 2014 (31 December 2013: £3,791 million).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiariares Unaudited Condensed Consolidated Statements of Financial Position (continued)
		2014 £m	2013 £m
	Note	30 Jun	31 Dec
Equity and liabilities

Equity
Shareholders’ equity		10,625	9,650
Non-controlling interests		1	1
Total equity		10,626	9,651

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		283,704	273,953
Unallocated surplus of with-profits-funds		13,044	12,061
Total	C4.1(a)	296,748	286,014

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,597	3,662
Other		970	974
Total	C6.1	4,567	4,636

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	2,243	2,152
Borrowings attributable to with-profits operations	C6.2(b)	864	895

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,188	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,262	5,278
Deferred tax liabilities	C7.1	3,855	3,778
Current tax liabilities		475	395
Accruals and deferred income		731	824
Other creditors		4,999	3,307
Provisions		534	635
Derivative liabilities		1,400	1,689
Other liabilities		3,970	3,736
Total		23,414	21,716
Liabilities held for sale	D1	828	868
Total liabilities	C1,C3.1	328,664	316,281
Total equity and liabilities		339,290	325,932

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

		2014 £m	2013 £m
	Note	Half year	Half year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		1,708	720
Non-cash movements in operating assets and liabilities reflected in profit before taxnote (ii)		(1,162)	533
Other itemsnote (iii)		38	70
Net cash flows from operating activities		584	1,323
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(50)	(140)
Acquisition of distribution rights and subsidiaries, net of cash balancenote (iv)		(534)	(376)
Net cash flows from investing activities		(584)	(516)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (v)	C6.1
Issue of subordinated debt, net of costs		-	429
Interest paid		(169)	(148)
With-profits operations:note (vi)	C6.2
Interest paid		(4)	(4)
Equity capital:
Issues of ordinary share capital		8	1
Dividends paid		(610)	(532)
Net cash flows from financing activities		(775)	(254)
Net (decrease) increase in cash and cash equivalents		(775)	553
Cash and cash equivalents at beginning of period		6,785	6,126
Effect of exchange rate changes on cash and cash equivalents		(107)	161
Cash and cash equivalents at end of period		5,903	6,840

Notes

(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	2014 £m	2013 £m
	Half year	Half year
Other non-investment and non-cash assets	(2,461)	(1,140)
Investments	(15,866)	(8,074)
Policyholder liabilities (including unallocated surplus)	15,110	7,295
Other liabilities (including operational borrowings)	2,055	2,452
Non-cash movements in operating assets and liabilities reflected in profit before tax	(1,162)	533

(iii)	The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iv)	The agreement entered into by the Group in the first half of 2014 expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered plc resulted in a net cash outflow during the reporting period of £503 million for acquisition of distribution rights. In addition, the acquisition of Express Life in Ghana, in the first half of 2014, resulted in a net cash outflow of £14 million. There was also a £12 million payment for a deferred consideration of the acquisition of Thanachart, and a further £5 million payment in respect of other distribution agreements. The acquisition of Thanachart Life and related distribution agreements in 2013 resulted in a net cash outflow of £376 million in half year 2013. A further £9 million cash payment was made in the second half of 2013 relating to the acquisition of REALIC in 2012.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

(v)	Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(vi)	Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

Index to the Notes to the unaudited condensed consolidated interim financial statements

Prudential plc and subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

30 June 2014

A	BACKGROUND

A1	Basis of preparation and audit status

These condensed consolidated interim financial statements for the six months ended 30 June 2014 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2014, there were no unendorsed standards effective for the period ended 30 June 2014 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2014 and 2013 half years are unaudited. The 2013 full year IFRS basis results have been derived from Prudential’s 2013 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2013 consolidated financial statements do not represent Prudential’s statutory accounts for the purpose of the UK Companies Act 2006. The auditors have reported on the 2013 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchanges rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 30 Jun 2014	Average for the 6 months to 30 Jun 2014	Closing rate at 30 Jun 2013	Average for the 6 months to 30 Jun 2013	Closing rate at 31 Dec 2013
Local currency: £
Hong Kong	13.25	12.95	11.76	11.98	12.84
Indonesia	20,270.27	19,573.46	15,053.25	15,024.12	20,156.57
Malaysia	5.49	5.45	4.79	4.75	5.43
Singapore	2.13	2.10	1.92	1.92	2.09
India	102.84	101.45	90.13	84.94	102.45
Vietnam	36,471.11	35,266.15	32,161.63	32,305.17	34,938.60
US	1.71	1.67	1.52	1.54	1.66

Certain notes to the financial statements present half year 2013 comparative information at Constant Exchange Rates, in addition to the reporting at Actual Exchange Rates used throughout the condensed consolidated financial statements. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2013, except for the adoption of the new and amended accounting pronouncements for Group IFRS reporting as described below.

A2	Adoption of new accounting pronouncements in 2014

The following accounting pronouncements issued and endorsed for use in the EU have been adopted for half year 2014. This is not intended to be a complete list as only those accounting pronouncements that could have an impact upon the Group’s financial statements are discussed.

Accounting standard	Key requirements	Impact on financial statements
Amendments to IAS 32: Offsetting financial assets and financial liabilities

These amendments, effective from 1 January 2014 provide clarification on the application of the offsetting rules and require offsetting of a financial asset and financial liability when there is both the legally-enforceable right to set-off and intention to either settle on a net basis or realise the asset and settle the liability simultaneously.

The Group has adopted the standard from 1 January 2014 with no material impact on the presentation of the Group’s financial assets and financial liabilities.
IFRIC 21, ‘Levies’	This clarification, effective from 1 January 2014, provides guidance on recognition of the liability for a levy imposed by a government.	The Group has adopted the clarification from 1 January 2014 and there is no material impact on the recognition of liabilities for the levies imposed on the Group.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

For memorandum disclosure purposes, the table below presents the half year 2013 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

		2014 £m	2013 £m		%
	Note	Half year	AER Half year	CER Half year	AER vs Half year	CER vs Half year
			note (v)	note (v)	note (v)	note (v)
Asia operations
Insurance operations	B4(a)	484	476	408	2%	19%
Development expenses		(1)	(2)	(2)	50%	50%
Total Asia insurance operations after development expenses		483	474	406	2%	19%
Eastspring Investments		42	38	34	11%	24%
Total Asia operations		525	512	440	3%	19%

US operations
Jackson (US insurance operations)	B4(b)	686	582	538	18%	28%
Broker-dealer and asset management		(5)	34	31	(115)%	(116)%
Total US operations		681	616	569	11%	20%

UK operations
UK insurance operations:	B4(c)
Long-term business		374	341	341	10%	10%
General insurance commission note (i)		12	15	15	(20)%	(20)%
Total UK insurance operations		386	356	356	8%	8%
M&G (including Prudential Capital)		249	225	225	11%	11%
Total UK operations		635	581	581	9%	9%

Total segment profit		1,841	1,709	1,590	8%	16%

Other income and expenditure
Investment return and other income		3	10	10	(70)%	(70)%
Interest payable on core structural borrowings		(170)	(152)	(152)	(12)%	(12)%
Corporate expenditurenote (ii)		(138)	(128)	(128)	(8)%	(8)%
Total		(305)	(270)	(270)	(13)%	(13)%
Solvency II implementation costs		(11)	(13)	(13)	15%	15%
Restructuring costs note (iii)		(4)	(11)	(11)	64%	64%
Operating profit based on longer-term investment returns		1,521	1,415	1,296	7%	17%

Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(45)	(755)	(709)	94%	94%
Amortisation of acquisition accounting adjustments		(44)	(30)	(28)	(47)%	(57)%
Loss attaching to held for sale Japan Life businessnote (iv)	D1	-	(124)	(107)	100%	100%
Costs of domestication of Hong Kong branch	D2	(8)	-	-	n/a	n/a
Profit before tax attributable to shareholders		1,424	506	452	181%	215%

		2014	2013		%
		Half year	AER half year	CER half year	AER vs half year	CER vs half year
Basic earnings per share (in pence)	B6		note (v)	note (v)	note (v)	note (v)
Based on operating profit based on longer-term investment returns		45.2p	42.2p	38.7p	7%	17%
Based on profit for the period		45.0p	14.3p	12.8p	215%	252%

Notes

(i)	The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.
(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)	Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.
(iv)	To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit above.
(v)	For definitions of actual exchange rates (AER) and constant exchange rates (CER) refer to note A1.

B1.2     Short-term fluctuations in investment returns on shareholder-backed business

	2014 £m	2013 £m
	Half year	Half year
Insurance operations:
Asia note (ii)	119	(137)
US note (iii)	(226)	(441)
UK note (iv)	93	(147)
Other operationsnote (v)	(31)	(30)
Total	(45)	(755)

Notes

(i)	General overview of defaults
The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2014 or 2013.
(ii)	Asia insurance operations
In Asia, the positive short-term fluctuations of £119 million (half year 2013: negative £(137) million) primarily reflect net unrealised movements on bond holdings following modest falls in bond yields across the region during the first half of the year.

(iii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2014 £m	2013 £m
	Half year	Half year
Short-term fluctuations relating to debt securities
Credits (charges) in the period:
Losses on sales of impaired and deteriorating bonds	(1)	(2)
Bond write downs	(5)	(5)
Recoveries / reversals	14	6
Total credits (charges) in the periodnote (a)	8	(1)
Add: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote (b)	38	44
	46	43
Interest-related realised gains:
Arising in the period	20	34
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(43)	(45)
	(23)	(11)
Related amortisation of deferred acquisition costs	(7)	(8)
Total short-term fluctuations related to debt securities	16	24
Derivatives (other than equity-related): market value movements (net of related amortisation of deferred acquisition costs)note (c)	208	(380)
Net equity hedge results (principally guarantees and derivatives, net of related amortisation of deferred acquisition costs)note (d)	(478)	(166)
Equity-type investments: actual less longer-term return (net of related amortisation of deferred acquisition costs)	21	63
Other items (net of related amortisation of deferred acquisition costs)	7	18
Total	(226)	(441)

The short-term fluctuations in investment returns shown in the table above are stated net of a credit for the related amortisation of deferred acquisition costs of £107 million (half year 2013: £242 million). See note C5.1(b).

Notes

(a)	The credits/charges on the debt securities of Jackson comprise the following:

	2014 £m	2013 £m
	Half year	Half year
Residential mortgage-backed securities:
Prime (including agency)	-	2
Alt-A	4	-
Sub-prime	3	(1)
Total residential mortgage-backed securities	7	1
Corporate debt securities	(1)	(2)
Other	2	-
Total	8	(1)

(b)	The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2014 is based on an average annual risk margin reserve of 23 basis points (half year 2013: 25 basis points) on average book values of US$54.7 billion (half year 2013: US$54.3 billion) as shown below:

	Half year 2014				Half year 2013
Moody’s rating category (or equivalent under NAIC ratings of mortgage- backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	27,849	0.12	(32)	(19)	27,411	0.11	(31)	(20)
Baa1, 2 or 3	24,982	0.25	(62)	(37)	24,187	0.25	(61)	(40)
Ba1, 2 or 3	1,363	1.25	(17)	(10)	1,633	1.14	(19)	(12)
B1, 2 or 3	386	3.02	(12)	(7)	608	2.73	(17)	(11)
Below B3	108	3.71	(4)	(2)	423	2.15	(9)	(6)
Total	54,688	0.23	(127)	(75)	54,262	0.25	(137)	(89)

Related change to amortisation of deferred acquisition costs (see below)			22	13			26	17

Risk margin reserve charge to operating profit for longer-term credit related losses			(105)	(62)			(111)	(72)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

(c)	Derivatives (other than equity-related): positive fluctuation of £208 million (half year 2013: negative fluctuation of £(380) million) net of related amortisation of deferred acquisition costs.

These gains and losses are in respect of interest rate swaps and swaptions and for the Guaranteed Minimum Income Benefit (GMIB) reinsurance. The swaps and swaptions are undertaken to manage interest rate exposures and durations within the general account, including the variable annuity and fixed index annuity guarantees (as described in note (d) below). The GMIB reinsurance is in place so as to insulate Jackson from the GMIB exposure.

The amounts principally reflect the fair value movement on these instruments, net of related amortisation of deferred acquisition costs.

Under the Group’s IFRS reporting of Jackson’s derivatives (other than equity-related) programme significant accounting mismatches arise. This is because:

•	The derivatives are required to be fair valued with the value movements booked in the income statement;
•	As noted above, part of the derivative value movements arises in respect of interest rate exposures within Jackson’s guarantee liabilities for variable annuity and fixed index annuity business which are only partially fair valued under IFRS (see below); and
•	The GMIB liability is valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of market movements. However, notwithstanding that the liability is reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS 39 which requires fair valuation.

In half year 2014, the positive fluctuation of £208 million reflects principally the favourable mark-to-market impact of approximately 42 basis points decrease in swap rates on the valuation of the interest rate swaps, swaptions, and the GMIB reinsurance asset.

(d)	Net equity hedge result: negative fluctuation of £(478) million (half year 2013: negative fluctuation £(166) million).

These amounts are in respect of the equity-based derivatives and associated guarantee liabilities of Jackson’s variable and fixed index annuity business. The equity based derivatives are undertaken to manage the equity risk exposure of the guarantee liabilities. The economic exposure of these guarantee liabilities also includes the effects of changes in interest rates which are managed through the swaps and swaptions programmes described in note (c) above.

The amounts reflect the net effect of:

•	Fair value movements on free-standing equity derivatives;
•	The accounting value movements on the variable annuity and fixed index annuity guarantee liabilities;
•	Fee assessments and claim payments in respect of guarantee liabilities; and
•	Related DAC amortisation.

Under the Group’s IFRS reporting of Jackson’s equity-based derivatives and associated guarantee liabilities significant accounting mismatches arise. This is because:

•	The free-standing equity-based derivatives and Guaranteed Minimum Withdrawal Benefit (GMWB) “not for life” embedded derivative liabilities are required to be fair valued. These fair value movements include the effects of changes to levels of equity markets, implied volatility and interest rates. The interest rate exposure is managed through the derivative programme explained above in note (c);
•	The Guaranteed Minimum Death Benefit (GMDB) and GMWB “for life” guarantees are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes.

In half year 2014, the negative fluctuation of £(478) million reflects the net effect of mark-to-market reductions on the free-standing equity-based derivatives together with increases in the carrying amounts of those guarantees that are fair valued as embedded derivatives under IFRS. Both aspects reflect increased equity markets (the S&P 500 increased by 6 per cent) with the value movement on the embedded derivatives also being affected by decreases in average implied volatility levels and the decrease in swap rates.

(iv)	UK insurance operations

The positive short-term fluctuations in investment returns for UK insurance operations of £93 million (half year 2013: negative £(147) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the fall in bond yields since the end of 2013.

(v)	Other

Short-term fluctuations in investment returns of other operations, were negative £(31) million (half year 2013: negative £(30)  million) representing principally unrealised value movements on investments and foreign exchange items.

B1.3     Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments, determined in accordance with IFRS8, ‘Operating Segments’, are as follows:

Insurance operations

•	Asia
•	US (Jackson)
•	UK

Asset management operations

•	M&G (including Prudential Capital)
•	Eastspring Investments
•	US broker-dealer and asset management (including Curian)

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;

•	Loss attaching to the held for sale Japan Life business. See note D1 for further details; and
•	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•	UK annuity business liabilities: For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.
•	Unit-linked and US variable annuity business separate account liabilities: For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

(a)    Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

•	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
•	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

At 30 June 2014, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £427 million (half year 2013: net gain of £522 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 30 June 2014, the equity-type securities for US insurance non-separate account operations amounted to £1,071 million (half year 2013: £1,188 million). For these operations, the longer-term rates of return for income and capital applied in 2014 and 2013, which reflect the combination of risk free rates and appropriate risk premiums are as follows:

	2014	2013
	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.5% to 6.7%	5.7% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.5% to 8.7%	7.7% to 8.5%

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £664 million as at 30 June 2014 (half year 2013: £526 million). The rates of return applied in 2014 and 2013 ranged from 2.02 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b)    US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

•	Fair value movements for equity-based derivatives;
•	Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit ‘not for life’ and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see note below);
•	Movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
•	Fee assessments and claim payments, in respect of guarantee liabilities; and
•	Related amortisation of deferred acquisition costs for each of the above items.

Note

US operations – Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)    Other derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)    Other liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment returns and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia – Hong Kong

For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For other Hong Kong non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

•	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
•	Credit experience compared to assumptions; and
•	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)    Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B1.4     Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2014 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	4,336	8,321	3,629	-	16,286
Asset management	140	387	612	(194)	945
Unallocated corporate	-	-	17	-	17
Intra-group revenue eliminated on consolidation	(67)	(42)	(85)	194	-
Total revenue from external customers	4,409	8,666	4,173	-	17,248

	Half year 2013 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	4,276	7,858	2,786	-	14,920
Asset management	122	421	562	(172)	933
Unallocated corporate	-	-	10	-	10
Intra-group revenue eliminated on consolidation	(49)	(43)	(80)	172	-
Total revenue from external customers	4,349	8,236	3,278	-	15,863

Revenue from external customers comprises:

	2014 £m	2013 £m
	Half year	Half year
Earned premiums, net of reinsurance	16,189	14,763
Fee income and investment contract business and asset management (presented as ‘Other income’)	1,059	1,100
Total revenue from external customers	17,248	15,863

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and the US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm’s length prices, typically priced as a percentage of funds under management. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	2014 £m	2013 £m
	Half year	Half year
Intra-group revenue generated by:
M&G	85	80
Eastspring investments	67	49
US broker-dealer and asset management (including Curian)	42	43
Total intra-group fees included within asset management segment	194	172

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £134 million, £115 million and £103 million respectively (half year 2013: £96 million, £172 million and £92 million respectively).

B2    Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2014 £m				2013 £m
	M&G	US	Eastspring Investments	Half year Total	Half year Total
		note (iv)
Revenue (excluding NPH broker-dealer fees)	682	139	142	963	916
NPH broker-dealer feesnote (i)	-	248	-	248	249
Gross revenue	682	387	142	1,211	1,165
Charges (excluding NPH broker-dealer fees)	(433)	(144)	(114)	(691)	(644)
NPH broker-dealer feesnote (i)	-	(248)	-	(248)	(249)
Gross charges	(433)	(392)	(114)	(939)	(893)
Share of profits from joint ventures and associates, net of related tax	6	-	14	20	16
Profit before tax	255	(5)	42	292	288
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	249	(5)	42	286	297
Short-term fluctuations in investment returns note (iii)	6	-	-	6	(9)
Profit before tax	255	(5)	42	292	288

Notes

(i)	NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products The segment revenue of the Group’s asset management operations is required to include this item. However, reflecting their commercial nature, equivalent amounts are also reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so as to distinguish the underlying revenue and charges.
(ii)	M&G operating profit based on longer-term investment returns:

	2014 £m	2013 £m
	Half year	Half year
Asset management fee income	462	418
Other income	1	3
Staff costs	(160)	(149)
Other costs	(89)	(77)
Underlying profit before performance-related fees	214	195
Share of associate’s results	6	5
Performance-related fees	7	4
Operating profit from asset management operations	227	204
Operating profit from Prudential Capital	22	21
Total M&G operating profit based on longer-term investment returns	249	225

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G noted in the main table primarily relates to the total revenue of Prudential Capital (including short-term fluctuations) of £72 million (half year 2013: £51 million) and commissions which have been netted off in arriving at the fee income of £462 million (half year 2013: £418 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii)	Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital’s bond portfolio.
(iv)	The US asset management result includes a provision of £(33) million related to the potential refund of certain fees by Curian.

B3    Acquisition costs and other expenditure

	2014 £m	2013 £m
	Half year	Half year
Acquisition costs incurred for insurance policies	(1,307)	(1,185)
Acquisition costs deferred less amortisation of acquisition costs	272	419
Administration costs and other expenditure	(2,097)	(2,127)
Movements in amounts attributable to external unit holders of consolidated investment funds	(204)	(422)
Total acquisition costs and other expenditure	(3,336)	(3,315)

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(45) million (half year 2013: £(45) million).

B4    Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the half year 2014 results:

(a)	Asia insurance operations

In half year 2014, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £19 million (half year 2013: £31 million) representing a small number of non-recurring items.

(b)	US insurance operations

Amortisation of deferred acquisition costs

Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For half year 2014, reflecting the positive market returns in the period, there was a credit for decelerated amortisation of £10 million (half year 2013: credit for decelerated amortisation of £20 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

Other

In the second half of 2013, Jackson revised its projected long-term separate account return from 8.4 per cent to 7.4 per cent net of external fund management fees. The effect of this change together with other assumption changes and recalibration of modelling of accounting values of guarantees gave rise to a net benefit of £6 million to profit before tax in full year 2013.

(c)	UK insurance operations

Annuity business: allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for Prudential Retirement Income Limited (PRIL), the principal company which writes the UK’s shareholder backed business, based on the asset mix at these dates are shown below.

	30 June 2014 (bps)			30 June 2013 (bps)
	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS
Bond spread over swap ratesnote (i)	119	-	119	157	-	157
Credit risk allowance
Long-term expected defaultsnote (ii)	14	-	14	15	-	15
Additional provisionsnote (iii)	47	(19)	28	49	(22)	27
Total credit risk allowance	61	(19)	42	64	(22)	42
Liquidity premium	58	19	77	93	22	115

Notes

(i)	Bond spread over swap rates reflect market observed data.
(ii)	Long-term expected defaults are derived by applying Moody’s data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch.
(iii)	Additional provisions comprise credit risk premium, which is derived from Moody’s data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to ‘best estimate’.

Movement in the credit risk allowance

The movement during the first half of 2014 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis (bps)	IFRS (bps)
Total allowance for credit risk at 31 December 2013	62	43
Credit rating changes	1	1
Asset trading	(2)	(1)
New business and other	-	(1)
Total allowance for credit risk at 30 June 2014	61	42

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 51 per cent (half year 2013: 41 per cent) of the bond spread over swap rates. For IFRS purposes it represents 35 per cent (half year 2013: 27 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 30 June 2014 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis Total £bn	IFRS Total £bn
PRIL	1.7	1.2
PAC non-profit sub-fund	0.2	0.1
Total -30 June 2014	1.9	1.3
Total -30 June 2013	2.0	1.2
Total -31 December 2013	1.9	1.3

B5    Tax charge

(a)	Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2014 £m			2013 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total
UK tax	(272)	10	(262)	(159)
Overseas tax	(260)	(41)	(301)	(196)
Total tax charge	(532)	(31)	(563)	(355)

The current tax charge of £532 million includes £23 million (half year 2013: £8 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2014 £m			2013 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total
Tax charge to policyholders’ returns	(245)	(39)	(284)	(214)
Tax charge attributable to shareholders	(287)	8	(279)	(141)
Total tax charge	(532)	(31)	(563)	(355)

The principal reason for the increase in the tax charge attributable to policyholders’ returns compared to half year 2013 is an increase in current tax on net realised investment gains of the UK with-profits fund. An explanation of the tax charge attributable to shareholders is shown in note (b) below.

(b)	Reconciliation of effective tax rate

Reconciliation of tax charge on profit attributable to shareholders

	Half year 2014 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit (loss) based on longer-term investment returns	483	686	386	(34)	1,521
Non-operating profit (loss)	115	(266)	85	(31)	(97)
Profit (loss) before tax attributable to shareholders	598	420	471	(65)	1,424
Expected tax rate†	22%	35%	22%	21%	26%
Tax charge (credit) at the expected tax rate	130	147	102	(13)	366
Effects of:
Adjustment to tax charge in relation to prior years	-	-	-	3	3
Movements in provisions for open tax matters	1	-	-	-	1
Income not taxable or taxable at concessionary rates	(40)	(27)	(2)	(4)	(73)
Deductions not allowable for tax purposes	15	-	-	2	17
Deferred tax adjustments	1	-	(4)	-	(3)
Effect of results of joint ventures and associates	(19)	-	-	(5)	(24)
Irrecoverable withholding taxes	-	-	-	15	15
Other	(4)	(13)	-	(6)	(23)
Total actual tax charge (credit)	84	107	96	(8)	279
Analysed into:
Tax on operating profit (loss) based on longer-term investment returns	82	206	79	2	369
Tax charge (credit) on non-operating (loss) profit	2	(99)	17	(10)	(90)
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	17%	30%	20%	(6%)	24%
Total profit	14%	25%	20%	12%	20%
*	The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. For half year 2014 the tax rates for Asia insurance and Group excluding the impact of the held for sale Japan Life business are the same.

	Half year 2013 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit based on longer-term investment returns	474	582	356	3	1,415
Non-operating loss	(264)	(468)	(147)	(30)	(909)
Profit (loss) before tax attributable to shareholders	210	114	209	(27)	506
Expected tax rate†	17%	35%	23%	23%	23%
Tax charge (credit) at the expected tax rate	36	40	48	(6)	118
Effects of:
Adjustment to tax charge in relation to prior years	4	-	1	6	11
Movements in provisions for open tax matters	1	-	-	(10)	(9)
Income not taxable or taxable at concessionary rates	(26)	(37)	-	-	(63)
Deductions not allowable for tax purposes	51	-	-	3	54
Deferred tax adjustments	(2)	-	-	-	(2)
Effect of results of joint ventures and associates	(14)	-	-	(3)	(17)
Irrecoverable withholding taxes	-	-	-	6	6
Other	8	24	11	-	43
Total actual tax charge (credit)	58	27	60	(4)	141
Analysed into:
Tax charge on operating profit based on longer-term investment returns	79	166	92	3	340
Tax credit on non-operating loss	(21)	(139)	(32)	(7)	(199)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	29%	26%	100%	24%
Total profit	28%	24%	29%	15%	28%

*	The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. The tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	25%	26%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	24%
Total profit	17%	22%
†	The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(c)	Taxes paid

During half year 2014 Prudential remitted £1.2 billion (half year 2013: £0.9 billion) of tax to revenue authorities, this includes £337 million (half year 2013: £182 million) of corporation tax, £163 million (half year 2013: £96 million) of other taxes and £651 million (half year 2013: £634 million) collected on behalf of employees, customers and third parties.

The geographical split of taxes remitted by Prudential is as follows:

	2014 £m				2013 £m
	Corporation taxes*	Other taxes†	Taxes collected‡	Half year Total	Half year Total
Asia	90	26	41	157	101
US	85	20	183	288	103
UK	161	116	424	701	706
Other	1	1	3	5	2
Total tax paid	337	163	651	1,151	912
*	In certain countries such as the UK, the corporation tax payments for the Group’s life insurance businesses are based on taxable profits which include policyholder investment returns on certain life insurance products.
†	Other taxes paid includes property taxes, withholding taxes, customs duties, stamp duties, employer payroll taxes and irrecoverable indirect taxes.
‡	Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which includes sales/value added tax/goods and services taxes, employee and annuitant payroll taxes.

B6    Earnings per share

		Half year 2014
	Note	Before tax £m B1.1	Tax £m B5	Net of tax £m	Basic earnings per share Pence	Diluted earnings per share Pence

Based on operating profit based on longer-term investment returns		1,521	(369)	1,152	45.2p	45.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(45)	73	28	1.1p	1.1p
Amortisation of acquisition accounting adjustments		(44)	15	(29)	(1.1)p	(1.1)p
Costs of domestication of Hong Kong branch	D2	(8)	2	(6)	(0.2)p	(0.2)p
Based on profit for the period		1,424	(279)	1,145	45.0p	44.9p

		Half year 2013
		Before tax £m	Tax £m	Net of tax £m	Basic earnings per share Pence	Diluted earnings per share Pence
	Note	B1.1	B5
Based on operating profit based on longer-term investment returns		1,415	(340)	1,075	42.2p	42.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(755)	189	(566)	(22.2)p	(22.1)p
Amortisation of acquisition accounting adjustments		(30)	10	(20)	(0.8)p	(0.8)p
Loss attaching to held for sale Japan Life business	D1	(124)	-	(124)	(4.9)p	(4.9)p
Based on profit for the period		506	(141)	365	14.3p	14.3p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	Half year 2014 (millions)	Half year 2013 (millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,547	2,548
Diluted earnings per share	2,551	2,553

B7    Dividends

	Half year 2014		Half year 2013
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
Interim dividend (2014 and 2013)	11.19p	287	9.73p	249
Final dividend (2013)	-	-	-	-
Total	11.19p	287	9.73p	249
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	-	-
Final dividend for prior year	23.84p	610	20.79p	532
Total	23.84p	610	20.79p	532

Dividend per share

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2013 of 23.84 pence per ordinary share was paid to eligible shareholders on 22 May 2014 and the 2013 interim dividend of 9.73 pence per ordinary share was paid to eligible shareholders on 26 September 2013.

The 2014 interim dividend of 11.19 pence per ordinary share will be paid on 25 September 2014 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 22 August 2014 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 October 2014. The interim dividend will be paid on or about 2 October 2014 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 11 August 2014. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET NOTES

C1	Analysis of Group position by segment and business type

To explain more comprehensively the assets, liabilities and capital of the Group’s businesses, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

C1.1 Group	statement of financial position – analysis by segment

		2014 £m								2013 £m
		Insurance operations					Unallocated to a segment (central operations)
		Asia	US	UK	Total insurance operations	Asset management operations		Intra -group eliminations	30 Jun Group Total	31 Dec Group Total
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	228	-	-	228	1,230	-	-	1,458	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	1,767	4,037	84	5,888	20	36	-	5,944	5,295
Total		1,995	4,037	84	6,116	1,250	36	-	7,402	6,756
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes		-	-	177	177	-	-	-	177	177
Deferred acquisition costs and other intangible assets		58	-	5	63	-	-	-	63	72
Total		58	-	182	240	-	-	-	240	249
Total		2,053	4,037	266	6,356	1,250	36	-	7,642	7,005
Deferred tax assets	C7.1	68	1,819	132	2,019	115	39	-	2,173	2,412
Other non-investment and non-cash assetsnote (i)		2,667	6,440	8,001	17,108	1,256	4,435	(8,932)	13,867	12,357
Investments of long-term business and other operations:
Investment properties		1	26	11,727	11,754	-	-	-	11,754	11,477
Investments in joint ventures and associates accounted for using the equity method		303	-	513	816	95	-	-	911	809
Financial investments:
Loans	C3.4	916	6,130	4,389	11,435	1,022	-	-	12,457	12,566
Equity securities and portfolio holdings in unit trusts		16,775	71,775	41,916	130,466	74	26	-	130,566	120,222
Debt securities	C3.3	19,958	30,586	81,680	132,224	1,953	-	-	134,177	132,905
Other investments		49	1,349	4,433	5,831	73	4	-	5,908	6,265
Deposits		693	-	12,319	13,012	45	-	-	13,057	12,213
Total investments		38,695	109,866	156,977	305,538	3,262	30	-	308,830	296,457
Assets held for sale	D1	875	-	-	875	-	-	-	875	916
Cash and cash equivalents		1,487	677	2,121	4,285	751	867	-	5,903	6,785
Total assets	C3.1	45,845	122,839	167,497	336,181	6,634	5,407	(8,932)	339,290	325,932

		2014 £m								2013 £m
		Insurance operations
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	30 Jun Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders’ equity		3,020	3,801	3,245	10,066	2,053	(1,494)	-	10,625	9,650
Non-controlling interests		1	-	-	1	-	-	-	1	1
Total equity		3,021	3,801	3,245	10,067	2,053	(1,494)	-	10,626	9,651
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		35,372	112,009	137,619	285,000	-	-	(1,296)	283,704	273,953
Unallocated surplus of with-profits funds		1,985	-	11,059	13,044	-	-	-	13,044	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	37,357	112,009	148,678	298,044	-	-	(1,296)	296,748	286,014
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,597	-	3,597	3,662
Other		-	146	-	146	275	549	-	970	974
Total	C6.1	-	146	-	146	275	4,146	-	4,567	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	222	71	293	-	1,950	-	2,243	2,152
Borrowings attributable to with-profits operations	C6.2(b)	-	-	864	864	-	-	-	864	895
Deferred tax liabilities	C7.1	645	1,997	1,184	3,826	18	11		3,855	3,778
Other non-insurance liabilitiesnote (ii)		3,994	4,664	13,455	22,113	4,288	794	(7,636)	19,559	17,938
Liabilities held for sale	D1	828	-	-	828	-	-	-	828	868
Total liabilities		42,824	119,038	164,252	326,114	4,581	6,901	(8,932)	328,664	316,281
Total equity and liabilities	C3.1	45,845	122,839	167,497	336,181	6,634	5,407	(8,932)	339,290	325,932

Notes

(i)	The main component of the other non-investment and non-cash assets of £13,867 million (31 December 2013: £12,357 million) is the reinsurers’ share of contract liabilities of £6,743 million (31 December 2013; £6,838 million). As set out in note C2.2 these amounts relate primarily to the REALIC business of the Group’s US insurance operations.
Within other non-investment and non-cash assets are premiums receivable of £317 million (31 December 2013: £345 million) of which approximately two-thirds are due within one year. The remaining one-third, due after one year, relates to products where charges are levied against premiums in future years.
Also included within other non-investment and non-cash assets are property, plant and equipment of £910 million (31 December 2013: £920 million). The Group made additions to property, plant and equipment of £58 million in half year 2014 (full year 2013: £221 million).

(ii)	Within other non-insurance liabilities are other creditors of £4,999 million (31 December 2013: £3,307 million) of which £4,720 million (31 December 2013: £3,046 million) are due within one year.

C1.2	Group statement of financial position – analysis by business type

		2014 £m							2013 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun Group Total	31 Dec Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	228	1,230	-	-	1,458	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	5,888	20	36	-	5,944	5,295
Total		-	-	6,116	1,250	36	-	7,402	6,756
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		177	-	-	-	-	-	177	177
Deferred acquisition costs and other intangible assets		63	-	-	-	-	-	63	72
Total		240	-	-	-	-	-	240	249
Total		240	-	6,116	1,250	36	-	7,642	7,005
Deferred tax assets	C7.1	74	-	1,945	115	39	-	2,173	2,412
Other non-investment and non-cash assets*		4,427	693	9,287	1,256	4,435	(6,231)	13,867	12,357
Investments of long-term business and other operations:
Investment properties		9,430	652	1,672	-	-	-	11,754	11,477
Investments in joint ventures and associates accounted for using the equity method		449	-	367	95	-	-	911	809
Financial investments:
Loans	C3.4	3,417	-	8,018	1,022	-	-	12,457	12,566
Equity securities and portfolio holdings in unit trusts		32,104	97,363	999	74	26	-	130,566	120,222
Debt securities	C3.3	56,106	9,859	66,259	1,953	-	-	134,177	132,905
Other investments		4,145	38	1,648	73	4	-	5,908	6,265
Deposits		10,896	926	1,190	45	-	-	13,057	12,213
Total investments		116,547	108,838	80,153	3,262	30	-	308,830	296,457
Assets held for sale	D1	-	303	572	-	-	-	875	916
Cash and cash equivalents		1,671	831	1,783	751	867	-	5,903	6,785
Total assets		122,959	110,665	99,856	6,634	5,407	(6,231)	339,290	325,932

Equity and liabilities
Equity
Shareholders’ equity		-	-	10,066	2,053	(1,494)	-	10,625	9,650
Non-controlling interests		-	-	1	-	-	-	1	1
Total equity		-	-	10,067	2,053	(1,494)	-	10,626	9,651
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)*		99,100	107,781	76,823	-	-	-	283,704	273,953
Unallocated surplus of with-profits funds		13,044	-	-	-	-	-	13,044	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	112,144	107,781	76,823	-	-	-	296,748	286,014
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	3,597	-	3,597	3,662
Other		-	-	146	275	549	-	970	974
Total	C6.1	-	-	146	275	4,146	-	4,567	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	3	290	-	1,950	-	2,243	2,152
Borrowings attributable to with-profits operations	C6.2(b)	864	-	-	-	-	-	864	895
Deferred tax liabilities	C7.1	1,211	47	2,568	18	11	-	3,855	3,778
Other non-insurance liabilities*		8,740	2,531	9,437	4,288	794	(6,231)	19,559	17,938
Liabilities held for sale	D1	-	303	525	-	-	-	828	868
Total liabilities		122,959	110,665	89,789	4,581	6,901	(6,231)	328,664	316,281
Total equity and liabilities		122,959	110,665	99,856	6,634	5,407	(6,231)	339,290	325,932
*	Participating funds business in the table above is presented after the elimination on consolidation of the balances relating to an intragroup reinsurance contract entered into during the period between the UK with-profits and Asia with-profits operations. In the segmental analysis presented in note C1.1, the balances are presented before elimination in the individual insurance operations segment, with the adjustment presented separately under “Intra-group eliminations”.

C2	Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show separately assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

		2014 £m				2013 £m
	Note	With-profits business note (i)	Unit-linked assets and liabilities	Other business	30 Jun Total	31 Dec Total
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	228	228	231
Deferred acquisition costs and other intangible assets		-	-	1,767	1,767	1,026
Total		-	-	1,995	1,995	1,257
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		58	-	-	58	66
Deferred tax assets		-	-	68	68	55
Other non-investment and non-cash assets		1,795	141	731	2,667	1,073
Investments of long-term business and other operations:
Investment properties		-	-	1	1	1
Investments in joint ventures and associates accounted for using the equity method		-	-	303	303	268
Financial investments:
Loans	C3.4	511	-	405	916	922
Equity securities and portfolio holdings in unit trusts		6,057	10,054	664	16,775	14,383
Debt securities	C3.3	10,661	2,443	6,854	19,958	18,554
Other investments		17	22	10	49	41
Deposits		183	197	313	693	896
Total investments		17,429	12,716	8,550	38,695	35,065
Assets held for sale		-	303	572	875	916
Cash and cash equivalents		335	371	781	1,487	1,522
Total assets		19,617	13,531	12,697	45,845	39,954
Equity and liabilities
Equity
Shareholders’ equity		-	-	3,020	3,020	2,795
Non-controlling interests		-	-	1	1	1
Total equity		-	-	3,021	3,021	2,796
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		15,464	12,638	7,270	35,372	31,910
Unallocated surplus of with-profits funds note (ii)	D2	1,985	-	-	1,985	77
Total	C4.1(b)	17,449	12,638	7,270	37,357	31,987
Operational borrowings attributable to shareholder-financed operations		-	-	-	-	-
Deferred tax liabilities		424	47	174	645	594
Other non-insurance liabilities		1,744	543	1,707	3,994	3,709
Liabilities held for sale		-	303	525	828	868
Total liabilities		19,617	13,531	9,676	42,824	37,158
Total equity and liabilities		19,617	13,531	12,697	45,845	39,954

Notes

(i)	The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for ‘Other business’.
(ii)	On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance segment. Up until 31 December 2013, for the purpose of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

C2.2 US	insurance operations

		2014 £m			2013 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total	31 Dec Total
	Note	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		-	4,037	4,037	4,140
Total		-	4,037	4,037	4,140
Deferred tax assets		-	1,819	1,819	2,042
Other non-investment and non-cash assetsnote (iv)		-	6,440	6,440	6,710
Investments of long-term business and other operations:
Investment properties		-	26	26	28
Financial investments:
Loans	C3.4	-	6,130	6,130	6,375
Equity securities and portfolio holdings in unit trustsnote (iii)		71,453	322	71,775	66,008
Debt securities	C3.3	-	30,586	30,586	30,292
Other investmentsnote (ii)		-	1,349	1,349	1,557
Total investments		71,453	38,413	109,866	104,260
Cash and cash equivalents		-	677	677	604
Total assets		71,453	51,386	122,839	117,756
Equity and liabilities
Equity
Shareholders’ equitynote (v)		-	3,801	3,801	3,446
Total equity		-	3,801	3,801	3,446
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		71,453	40,556	112,009	107,411
Total	C4.1 (c)	71,453	40,556	112,009	107,411
Core structural borrowings of shareholder-financed operations		-	146	146	150
Operational borrowings attributable to shareholder-financed operations		-	222	222	142
Deferred tax liabilities		-	1,997	1,997	1,948
Other non-insurance liabilities		-	4,664	4,664	4,659
Total liabilities		71,453	47,585	119,038	114,310
Total equity and liabilities		71,453	51,386	122,839	117,756

Notes

(i)	These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, for example in respect of guarantees, are shown within the statement of financial position of other business.
(ii)	Other investments comprise:

	2014 £m	2013 £m
	30 Jun	31 Dec
Derivative assets*	600	766
Partnerships in investment pools and other**	749	791
	1,349	1,557
*	After taking account of the derivative liabilities of £284 million (31 December 2013: £515 million), which are also included in other non-insurance liabilities, the derivative position for US operations is a net asset of £316 million (31 December 2013: net asset of £251 million).
**	Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)	Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity-based.
(iv)	Included within other non-investment and non-cash assets of £6,440 million (31 December 2013: £6,710 million) were balances of £5,842 million (31 December 2013: £6,065 million) for reinsurers’ share of insurance contract liabilities. Of the £5,842 million as at 30 June 2014, £5,179 million related to the reinsurance ceded by the REALIC business (31 December 2013: £5,410 million). REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 30 June 2014, the funds withheld liability of £2,019 million (31 December 2013: £2,051 million) was recorded within other non-insurance liabilities.
(v)	Changes in shareholders’ equity

	2014 £m	2013 £m
	Half year	Half year
Operating profit based on longer-term investment returns B1.1	686	582
Short-term fluctuations in investment returns B1.2	(226)	(441)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(40)	(27)
Profit before shareholder tax	420	114
Tax B5	(107)	(27)
Profit for the period	313	87

Profit for the period (as above)	313	87
Items recognised in other comprehensive income:
Exchange movements	(122)	293
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding (losses) gains arising during the period	1,060	(1,665)
Deduct net gains included in the income statement	(37)	(42)
Total unrealised valuation movements	1,023	(1,707)
Related change in amortisation of deferred acquisition costs C5.1(b)	(212)	419
Related tax	(284)	451
Total other comprehensive income (loss)	405	(544)
Total comprehensive income (loss) for the period	718	(457)
Dividends, interest payments to central companies and other movements	(363)	(288)
Net increase (decrease) in equity	355	(745)
Shareholders’ equity at beginning of period	3,446	4,343
Shareholders’ equity at end of period	3,801	3,598

C2.3 UK	insurance operations

Of the total investments of £157 billion in UK insurance operations, £99 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		2014 £m						2013 £m
				Other funds and subsidiaries
	Note	Scottish Amicable Insurance Fund note (ii)	PAC with- profits sub- fund note (i)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	31 Dec Total
By operating segment
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	84	84	84	90

Total		-	-	-	84	84	84	90

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	177	-	-	-	177	177
Deferred acquisition costs		-	5	-	-	-	5	6

Total		-	182	-	-	-	182	183

Total		-	182	-	84	84	266	273

Deferred tax assets		-	74	-	58	58	132	142
Other non-investment and non-cash assets		390	4,943	552	2,116	2,668	8,001	5,808
Investments of long-term business and other operations:
Investment properties		477	8,953	652	1,645	2,297	11,727	11,448
Investments in joint ventures and associates accounted for using the equity method		-	449	-	64	64	513	449
Financial investments:
Loans	C3.4	81	2,825	-	1,483	1,483	4,389	4,173
Equity securities and portfolio holdings in unit trusts		2,399	23,648	15,856	13	15,869	41,916	39,745
Debt securities	C3.3	2,818	42,627	7,416	28,819	36,235	81,680	82,014
Other investmentsnote (iii)		279	3,849	16	289	305	4,433	4,603
Deposits		809	9,904	729	877	1,606	12,319	11,252

Total investments		6,863	92,255	24,669	33,190	57,859	156,977	153,684

Cash and cash equivalents		171	1,165	460	325	785	2,121	2,586

Total assets		7,424	98,619	25,681	35,773	61,454	167,497	162,493

		2014 £m						2013 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with- profits sub- fund	Unit- linked assets and liabilities	Annuity and other long- term business	Total	30 Jun Total	31 Dec Total
	Note	note (ii)	note (i)
Equity and liabilities
Equity
Shareholders’ equity		-	-	-	3,245	3,245	3,245	2,998
Non-controlling interests		-	-	-	-	-	-	-

Total equity		-	-	-	3,245	3,245	3,245	2,998

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		6,890	78,042	23,690	28,997	52,687	137,619	134,632
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)	D2	-	11,059	-	-	-	11,059	11,984

Total	C4.1(d)	6,890	89,101	23,690	28,997	52,687	148,678	146,616

Operational borrowings attributable to shareholder-financed operations		-	-	3	68	71	71	74
Borrowings attributable to with-profits funds		11	853	-	-	-	864	895
Deferred tax liabilities		46	741	-	397	397	1,184	1,213
Other non-insurance liabilities		477	7,924	1,988	3,066	5,054	13,455	10,697

Total liabilities		7,424	98,619	25,681	32,528	58,209	164,252	159,495

Total equity and liabilities		7,424	98,619	25,681	35,773	61,454	167,497	162,493

Notes

(i)	The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.2 billion (31 December 2013: £12.2 billion) of liabilities for non-profits annuities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.6 per cent of the total assets of the WPSF. The unallocated surplus of with-profits funds and amounts is for PAC which at 30 June and 31 December 2013 included amounts attributable to the now domesticated Hong Kong branch.
(ii)	The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.
(iii)	Other investments comprise:

	2014 £m	2013 £m
	30 Jun	31 Dec
Derivative assets*	1,262	1,472
Partnerships in investment pools and other**	3,171	3,131
	4,433	4,603
*	After including derivative liabilities of £751 million (31 December 2013: £804 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £511 million (31 December 2013: net asset of £668 million).
**	Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4	Asset management operations

		2014 £m				2013 £m
		M&G	US	Eastspring Investments	30 Jun Total	31 Dec Total
		note (i)
Assets
Intangible assets:
Goodwill		1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets		17	2	1	20	20
Total		1,170	18	62	1,250	1,250
Other non-investment and non-cash assets		1,111	200	60	1,371	1,475
Investments in joint ventures and associates accounted for using the equity method		34	-	61	95	92
Financial investments:
Loans	C3.4	1,022	-	-	1,022	1,096
Equity securities and portfolio holdings in unit trusts		59	-	15	74	65
Debt securities	C3.3	1,953	-	-	1,953	2,045
Other investments		60	13	-	73	61
Deposits		-	14	31	45	65
Total investments		3,128	27	107	3,262	3,424
Cash and cash equivalents		599	61	91	751	1,562
Total assets		6,008	306	320	6,634	7,711
Equity and liabilities
Equity
Shareholders’ equity		1,659	141	253	2,053	1,991
Total equity		1,659	141	253	2,053	1,991
Liabilities
Core structural borrowing of shareholder-financed operations		275	-	-	275	275
Intra-group debt represented by operational borrowings at Group levelnote (ii)		1,950	-	-	1,950	1,933
Other non-insurance liabilitiesnote (iii)		2,124	165	67	2,356	3,512
Total liabilities		4,349	165	67	4,581	5,720
Total equity and liabilities		6,008	306	320	6,634	7,711

Notes

(i)	The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
(ii)	Intra-group debt represented by operational borrowings at Group level.
Operational borrowings for M&G are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2014 £m	2013 £m
	30 Jun	31 Dec
Commercial paper	1,650	1,634
Medium Term Notes	300	299
Total intra-group debt represented by operational borrowings at Group level	1,950	1,933

(iii)	Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3	Assets and Liabilities – Classification and Measurement

C3.1	Group assets and liabilities – Classification

The classification of the Group’s assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group’s application of IAS 39 ‘Financial Instruments: Recognition and Measurement’ as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 ‘Fair value measurement’. The basis applied is summarised below:

	30 Jun 2014 £m
	At fair value		Cost/ Amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit and loss	Available for sale
Intangible assets attributable to shareholders:
Goodwill			1,458	1,458
Deferred acquisition costs and other intangible assets			5,944	5,944

Total			7,402	7,402

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	177	177
Deferred acquisition costs and other intangible assets	-	-	63	63

Total	-	-	240	240

Total intangible assets	-	-	7,642	7,642

Other non-investment and non-cash assets:
Property, plant and equipment	-	-	910	910
Reinsurers’ share of insurance contract liabilities	-	-	6,743	6,743
Deferred tax assets	-	-	2,173	2,173
Current tax recoverable	-	-	158	158
Accrued investment income	-	-	2,413	2,413	2,413
Other debtors	-	-	3,643	3,643	3,643

Total	-	-	16,040	16,040

Investments of long-term business and other operations:note (ii)
Investment properties	11,754	-	-	11,754	11,754
Investments accounted for using the equity method	-	-	911	911
Loans	2,123	-	10,334	12,457	12,987
Equity securities and portfolio holdings in unit trusts	130,566	-	-	130,566	130,566
Debt securities	103,666	30,511	-	134,177	134,177
Other investments	5,908	-	-	5,908	5,908
Deposits	-	-	13,057	13,057	13,057

Total investments	254,017	30,511	24,302	308,830

Assets held for sale	875	-		875	875
Cash and cash equivalents	-	-	5,903	5,903	5,903

Total assets	254,892	30,511	53,887	339,290

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	227,779	227,779
Investment contract liabilities with discretionary participation features note (iii)	-	-	35,636	35,636
Investment contract liabilities without discretionary participation features	17,840	-	2,449	20,289	20,290
Unallocated surplus of with-profits funds	-	-	13,044	13,044

Total	17,840	-	278,908	296,748

Core structural borrowings of shareholder-financed operations	-	-	4,567	4,567	5,056
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,243	2,243	2,243
Borrowings attributable to with-profits operations	-	-	864	864	879

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,188	2,188	2,200
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,262	-	-	5,262	5,262
Deferred tax liabilities	-	-	3,855	3,855
Current tax liabilities	-	-	475	475
Accruals and deferred income	-	-	731	731
Other creditors	279	-	4,720	4,999	4,999
Provisions	-	-	534	534
Derivative liabilities	1,400	-	-	1,400	1,400
Other liabilities	2,019	-	1,951	3,970	3,970

Total	8,960	-	14,454	23,414

Liabilities held for sale	828	-	-	828	828

Total liabilities	27,628	-	301,036	328,664

	31 Dec 2013 £m
	At fair value		Cost/ Amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)
	Through profit and loss	Available for sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,461	1,461
Deferred acquisition costs and other intangible assets	-	-	5,295	5,295
Total	-	-	6,756	6,756
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	177	177
Deferred acquisition costs and other intangible assets	-	-	72	72
Total	-	-	249	249
Total intangible assets	-	-	7,005	7,005
Other non-investment and non-cash assets:
Property, plant and equipment	-	-	920	920
Reinsurers’ share of insurance contract liabilities	-	-	6,838	6,838
Deferred tax assets	-	-	2,412	2,412
Current tax recoverable	-	-	244	244
Accrued investment income	-	-	2,609	2,609	2,609
Other debtors	-	-	1,746	1,746	1,746
Total	-	-	14,769	14,769
Investments of long-term business and other operations:note (ii)
Investment properties	11,477	-	-	11,477	11,477
Investments accounted for using the equity method	-	-	809	809
Loans	2,137	-	10,429	12,566	12,995
Equity securities and portfolio holdings in unit trusts	120,222	-	-	120,222	120,222
Debt securities	102,700	30,205	-	132,905	132,905
Other investments	6,265	-	-	6,265	6,265
Deposits	-	-	12,213	12,213	12,213
Total investments	242,801	30,205	23,451	296,457
Assets held for sale	916	-	-	916	916
Cash and cash equivalents	-	-	6,785	6,785	6,785
Total assets	243,717	30,205	52,010	325,932

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	218,185	218,185
Investment contract liabilities with discretionary participation featuresnote (iii)	-	-	35,592	35,592
Investment contract liabilities without discretionary participation features	17,736	-	2,440	20,176	20,177
Unallocated surplus of with-profits funds	-	-	12,061	12,061
Total	17,736	-	268,278	286,014
Core structural borrowings of shareholder-financed operations	-	-	4,636	4,636	5,066
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,152	2,152	2,152
Borrowings attributable to with-profits operations	18	-	877	895	909
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,074	2,074	2,085
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,278	-	-	5,278	5,278
Deferred tax liabilities	-	-	3,778	3,778
Current tax liabilities	-	-	395	395
Accruals and deferred income	-	-	824	824
Other creditors	263	-	3,044	3,307	3,307
Provisions	-	-	635	635
Derivative liabilities	1,689	-	-	1,689	1,689
Other liabilities	2,051	-	1,685	3,736	3,736
Total	9,281	-	12,435	21,716
Liabilities held for sale	868	-	-	868	868
Total liabilities	27,903	-	288,378	316,281

Notes

(i)	Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.
(ii)	Realised gains and losses on the Group’s investments for half year 2014 recognised in the income statement amounted to a net gain of £1.8 billion (31 December 2013: £2.5 billion).
(iii)	The carrying value of investment contracts with discretionary participation features is determined on an IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure the participation features.

C3.2	Group assets and liabilities – Measurement

(a)	Determination of fair value

The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b) Fair	value hierarchy of financial instruments measured at fair value on recurring basis

The table below shows the financial instruments carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

	30 Jun 2014 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	28,796	2,711	597	32,104
Debt securities	15,870	39,756	480	56,106
Other investments (including derivative assets)	64	1,037	3,044	4,145
Derivative liabilities	(45)	(394)	-	(439)
Total financial investments, net of derivative liabilities	44,685	43,110	4,121	91,916
Percentage of total	49%	47%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	97,125	200	38	97,363
Debt securities	3,546	6,313	-	9,859
Other investments (including derivative assets)	5	33	-	38
Derivative liabilities	-	(1)	-	(1)
Total financial investments, net of derivative liabilities	100,676	6,545	38	107,259
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	259	1,864	2,123
Equity securities and portfolio holdings in unit trusts	986	79	34	1,099
Debt securities	14,271	53,853	88	68,212
Other investments (including derivative assets)	-	959	766	1,725
Derivative liabilities	-	(750)	(210)	(960)
Total financial investments, net of derivative liabilities	15,257	54,400	2,542	72,199
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	259	1,864	2,123
Equity securities and portfolio holdings in unit trusts	126,907	2,990	669	130,566
Debt securities	33,687	99,922	568	134,177
Other investments (including derivative assets)	69	2,029	3,810	5,908
Derivative liabilities	(45)	(1,145)	(210)	(1,400)
Total financial investments, net of derivative liabilities	160,618	104,055	6,701	271,374
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,840)	-	(17,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,902)	(134)	(1,226)	(5,262)
Other financial liabilities held at fair value	-	(279)	(2,019)	(2,298)
Total financial instruments at fair value	156,716	85,802	3,456	245,974
Percentage of total	64%	35%	1%	100%
*	Loans in the table above are those classified as fair value through profit and loss in note C3.1.

	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	25,087	2,709	569	28,365
Debt securities	14,547	42,759	485	57,791
Other investments (including derivative assets)	169	1,191	2,949	4,309
Derivative liabilities	(32)	(517)	-	(549)
Total financial investments, net of derivative liabilities	39,771	46,142	4,003	89,916
Percentage of total	44%	52%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	90,645	191	36	90,872
Debt securities	3,573	6,048	1	9,622
Other investments (including derivative assets)	6	30	-	36
Derivative liabilities	(1)	(3)	-	(4)
Total financial investments, net of derivative liabilities	94,223	6,266	37	100,526
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	841	100	44	985
Debt securities	13,428	51,880	184	65,492
Other investments (including derivative assets)	-	1,111	809	1,920
Derivative liabilities	-	(935)	(201)	(1,136)
Total financial investments, net of derivative liabilities	14,269	52,406	2,723	69,398
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	116,573	3,000	649	120,222
Debt securities	31,548	100,687	670	132,905
Other investments (including derivative assets)	175	2,332	3,758	6,265
Derivative liabilities	(33)	(1,455)	(201)	(1,689)
Total financial investments, net of derivative liabilities	148,263	104,814	6,763	259,840
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,736)	-	(17,736)
Borrowings attributable to the with-profits funds held at fair value	-	(18)	-	(18)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,703)	(248)	(1,327)	(5,278)
Other financial liabilities held at fair value	-	(263)	(2,051)	(2,314)
Total financial instruments at fair value	144,560	86,549	3,385	234,494
Percentage of total	61%	37%	2%	100%
*	Loans in the table above are those classified as fair value through profit and loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 30 June 2014 in respect of Japan Life business included a net financial instruments balance of £917 million, primarily for equity securities and debt securities (31 December 2013: £934 million). Of this amount, £888 million has been classified as level 1 and £29 million as level 2 (31 December 2013: £905 million level 1, £29 million level 2).

(c)	Valuation approach for Level 2 fair valued financial instruments

A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £99,922 million at 30 June 2014 (31 December 2013: £100,687 million), £8,813 million are valued internally (31 December 2013: £8,556 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d) Fair	value measurements for level 3 fair valued financial instruments

Reconciliation of movements in level 3 financial instruments measured at fair value

The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2014 to that presented at 30 June 2014.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

	£m
2014	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of Level 3	At 30 Jun 2014
Loans	1,887	64	(60)	-	-	(46)	19	-	-	1,864
Equity securities and portfolio holdings in unit trusts	649	17	(2)	12	(9)	-	-	2	-	669
Debt securities	670	1	(1)	16	(123)	-	-	12	(7)	568
Other investments (including derivative assets)	3,758	158	(61)	209	(253)	-	-	-	(1)	3,810
Derivative liabilities	(201)	(9)	-	-	-	-	-	-	-	(210)
Total financial investments, net of derivative liabilities	6,763	231	(124)	237	(385)	(46)	19	14	(8)	6,701
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	11	1	(2)	2	116	(27)	-	-	(1,226)
Other financial liabilities	(2,051)	(71)	65	-	-	71	(33)	-	-	(2,019)
Total financial instruments at fair value	3,385	171	(58)	235	(383)	141	(41)	14	(8)	3,456

2013	At 1 Jan	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Reclassi- fication of Japan Life as held for sale	Transfers into level 3	Transfers out of Level 3	At 31 Dec 2013
Loans	1,842	4	(37)	-	-	(66)	144	-	-	-	1,887
Equity securities and portfolio holdings in unit trusts	568	50	(3)	26	(73)	-	-	-	84	(3)	649
Debt securities	729	60	(4)	16	(146)	(1)	-	(28)	92	(48)	670
Other investments (including derivative assets)	3,335	426	(1)	80	(215)	-	81	-	52	-	3,758
Derivative liabilities	(195)	(6)	-	-	-	-	-	-	-	-	(201)
Total financial investments, net of derivative liabilities	6,279	534	(45)	122	(434)	(67)	225	(28)	228	(51)	6,763
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(57)	(1)	-	2	94	(141)	-	-	-	(1,327)
Other financial liabilities	(2,021)	3	41	-	-	144	(218)	-	-	-	(2,051)
Total financial instruments at fair value	3,034	480	(5)	122	(432)	171	(134)	(28)	228	(51)	3,385

Of the total net gains and losses in the income statement of £171 million (31 December 2013: £480 million), £163 million (31 December 2013: £415 million) relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2014 £m	2013 £m
	30 Jun	31 Dec

Equity securities	14	46
Debt securities	1	30
Other investments	153	397
Derivative liabilities	(9)	(8)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	11	(57)
Other financial liabilities	(7)	7
Total	163	415

Valuation approach for Level 3 fair valued financial instruments

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group’s risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties’ valuations.

At 30 June 2014 the Group held £3,456 million (31 December 2013: £3,385 million), 1 per cent of the total fair valued financial assets net of fair valued financial liabilities (31 December 2013: 2 per cent), within level 3.

Included within these amounts were loans of £1,864 million at 30 June 2014 (31 December 2013: £1,887 million), attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,019 million at 30 June 2014 (31 December 2013: £2,051 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(155) million (31 December 2013: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £3,611 million (31 December 2013: £3,549 million). Of this amount, a net liability of £(228) million (31 December 2013:net liability of £(304) million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (31 December 2013:

0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)	Debt securities of £80 million (31 December 2013: £118 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (e.g. distressed securities or securities which were being restructured).
(b)	Private equity and venture investments of £897 million (31 December 2013: £878 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third parties.
(c)	Liabilities of £(1,206) million (31 December 2013: £(1,301) million) for the net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d)	Other sundry individual financial investments of £1 million (31 December 2013: £1 million).

Of the internally valued net liability referred to above of £(228) million (31 December 2013: £(304) million):

(e)	A net liability of £(267) million (31 December 2013: net liability of £(380) million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(f)	A net asset of £39 million (31 December 2013: £76 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £4 million (31 December 2013: £8 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £3 million (31 December 2013: a decrease of £6 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (31 December 2013: a decrease of £2 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

(e)	Transfers into and transfers out of levels

The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During half year 2014, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £44 million and transfers from level 2 to level 1 of £204 million. These transfers which relate to debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in half year 2014 were £14 million and £8 million, respectively. These transfers were primarily between levels 3 and 2 for debt securities.

(f)	Valuation processes applied by the Group

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3 Debt	securities

This note provides analysis of the Group’s debt securities, including asset- backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 30 June 2014 provided in the notes below.

	2014 £m	2013 £m
	30 Jun	31 Dec
Insurance operations:
Asianote (a)	19,958	18,554
USnote (b)	30,586	30,292
UKnote (c)	81,680	82,014
Asset management operationsnote (d)	1,953	2,045
Total	134,177	132,905

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a)	Asia insurance operations

	2014 £m				2013 £m
	With-profits business	Unit-linked assets	Other business	30 Jun Total	31 Dec Total
S&P – AAA	640	10	84	734	724
S&P – AA+ to AA-	2,805	344	1,893	5,042	4,733
S&P – A+ to A-	1,772	252	1,234	3,258	2,896
S&P – BBB+ to BBB-	1,302	559	929	2,790	2,717
S&P – Other	378	219	866	1,463	1,433
	6,897	1,384	5,006	13,287	12,503
Moody’s – Aaa	1,713	235	442	2,390	1,728
Moody’s – Aa1 to Aa3	56	31	17	104	176
Moody’s – A1 to A3	73	21	53	147	177
Moody’s – Baa1 to Baa3	127	246	104	477	572
Moody’s – Other	30	13	31	74	76
	1,999	546	647	3,192	2,729
Fitch	281	115	188	584	728
Other	1,484	398	1,013	2,895	2,594
Total debt securities	10,661	2,443	6,854	19,958	18,554

In addition to the debt securities shown above, the assets held for sale on the condensed consolidated statement of financial position at 30 June 2014 in respect of Japan Life business included a debt securities balance of £380 million (31 December 2013: £387 million). Of this amount, £351 million (31 December 2013: £356 million) were rated as AA+ to AA- and £29 million (31 December 2013: £29 million) were rated A+ to A-.

The following table analyses debt securities of ‘Other business’ which are not externally rated by S&P, Moody’s or Fitch.

	2014 £m	2013 £m
	30 Jun	31 Dec
Government bonds*	402	387
Corporate bonds*	532	491
Other	79	81
	1,013	959
*	Rated as investment grade by local external ratings agencies.

(b) US	insurance operations
(i) Overview

	2014 £m	2013 £m
	30 Jun	31 Dec
Corporate and government security and commercial loans:
Government	3,385	3,330
Publicly traded and SEC Rule 144A securities*	19,530	18,875
Non-SEC Rule 144A securities	3,335	3,395
Total	26,250	25,600
Residential mortgage-backed securities (RMBS)	1,584	1,760
Commercial mortgage-backed securities (CMBS)	2,224	2,339
Other debt securities	528	593
Total US debt securities†	30,586	30,292
*	A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†	Debt securities for US operations included in the statement of financial position comprise:

	2014 £m	2013 £m
	30 Jun	31 Dec
Available-for-sale	30,511	30,205
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	75	87
	30,586	30,292

(ii)	Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’ debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2014, 0.1 per cent of Jackson’s debt securities were classified as level 3 (31 December 2013: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as ‘available-for-sale’. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £781 million to a net unrealised gain of £1,756 million as analysed in the table below. This increase reflects the effects of lower long-term interest rates.

	30 Jun 2014 £m	Changes in unrealised appreciation	Foreign exchange translation**	31 Dec 2013 £m
	Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	5,566			10,825
Unrealised (loss) gain	(299)	536	14	(849)
Fair value (as included in statement of financial position)	5,267			9,976
Assets fair valued at or above book value
Book value*	23,189			18,599
Unrealised gain (loss)	2,055	487	(62)	1,630
Fair value (as included in statement of financial position)	25,244			20,229
Total
Book value*	28,755			29,424
Net unrealised gain (loss)	1,756	1,023	(48)	781
Fair value (as included in statement of financial position)	30,511			30,205
*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.6693: £1.00

Debt securities classified as available-for-sale in an unrealised loss position

(a)	Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2014 £m		31 Dec 2013 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	4,069	(126)	7,624	(310)
Between 80% and 90%	1,176	(162)	1,780	(331)
Below 80%	22	(11)	572	(208)
Total	5,267	(299)	9,976	(849)

(b)	Unrealised losses by maturity of security

	2014 £m	2013 £m
	30 Jun	31 Dec
1 year to 5 years	(2)	(5)
5 years to 10 years	(48)	(224)
More than 10 years	(216)	(558)
Mortgage-backed and other debt securities	(33)	(62)
Total	(299)	(849)

(c)	Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2014 £m			31 Dec 2013 £m
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(1)	(2)	(3)	(2)	(52)	(54)
6 months to 1 year	(1)	(1)	(2)	(12)	(329)	(341)
1 year to 2 years	(2)	(271)	(273)	(2)	(423)	(425)
2 years to 3 years	-	-	-	(1)	-	(1)
More than 3 years	(10)	(11)	(21)	(13)	(15)	(28)
Total	(14)	(285)	(299)	(30)	(819)	(849)

(d)	Securities whose fair values were below 80 per cent of the book value

£11 million of the £299 million of gross unrealised losses as shown in the table (a) above at 30 June 2014 (31 December 2013: £208 million of the £849 million of gross unrealised losses) related to securities whose fair values were below 80 per cent of the book value. The analysis of the £11 million (31 December 2013: £208 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2014 £m		31 Dec 2013 £m
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Residential mortgage-backed securities
Prime (including agency)	-	-	-	-
Sub-prime	3	(1)	4	(1)
	3	(1)	4	(1)
Commercial mortgage-backed securities	8	(3)	16	(6)
Other asset-backed securities	9	(6)	9	(6)
Total structured securities	20	(10)	29	(13)
Government bonds	-	-	521	(188)
Corporates	2	(1)	22	(7)
Total	22	(11)	572	(208)

The following table shows the age analysis as at 30 June 2014, of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2014 £m		31 Dec 2013 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	-	-	93	(24)
3 months to 6 months	-	-	418	(159)
More than 6 months	22	(11)	61	(25)
	22	(11)	572	(208)

(iii)	Ratings

The following table summarises the ratings of securities detailed above by using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2014 £m	2013 £m
	30 Jun	31 Dec
S&P – AAA	131	132
S&P – AA+ to AA-	5,352	5,252
S&P – A+ to A-	7,776	7,728
S&P – BBB+ to BBB-	10,065	9,762
S&P – Other	1,027	941
	24,351	23,815
Moody’s – Aaa	175	65
Moody’s – Aa1 to Aa3	6	13
Moody’s – A1 to A3	86	65
Moody’s – Baa1 to Baa3	85	70
Moody’s – Other	10	10
	362	223
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,558	2,774
NAIC 2	116	179
NAIC 3-6	75	87
	2,749	3,040
Fitch	161	159
Other **	2,963	3,055
Total debt securities	30,586	30,292
*	The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**	The amounts within ‘Other’ which are not rated by S&P, Moody’s nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2014 £m 2013 £m
	30 Jun	31 Dec
NAIC 1	1,140	1,165
NAIC 2	1,756	1,836
NAIC 3-6	67	54
	2,963	3,055

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c)	UK insurance operations

			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund £m	PAC with- profits fund £m	Unit-linked assets £m	PRIL £m	Other annuity and long-term business £m	30 Jun 2014 Total £m	31 Dec 2013 Total £m
S&P – AAA	244	3,971	777	3,288	350	8,630	8,837
S&P – AA+ to AA-	548	5,473	1,151	3,365	415	10,952	10,690
S&P – A+ to A-	715	10,349	1,886	7,053	877	20,880	20,891
S&P – BBB+ to BBB-	591	8,733	1,804	3,834	690	15,652	17,125
S&P – Other	164	2,191	57	284	48	2,744	3,255
	2,262	30,717	5,675	17,824	2,380	58,858	60,798
Moody’s – Aaa	74	1,434	225	366	46	2,145	2,333
Moody’s – Aa1 to Aa3	111	2,509	1,088	2,800	537	7,045	6,420
Moody’s – A1 to A3	49	1,004	74	1,116	157	2,400	2,077
Moody’s – Baa1 to Baa3	37	844	109	400	53	1,443	1,214
Moody’s – Other	6	160	-	7	-	173	140
	277	5,951	1,496	4,689	793	13,206	12,184
Fitch	11	466	84	164	19	744	611
Other	268	5,493	161	2,729	221	8,872	8,421
Total debt securities	2,818	42,627	7,416	25,406	3,413	81,680	82,014

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £8,872 million total debt securities held at 30 June 2014 (31 December 2013: £8,421 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2014 £m	2013 £m
	30 Jun	31 Dec
Internal ratings or unrated:
AAA to A-	4,082	3,691
BBB to B-	3,403	3,456
Below B- or unrated	1,387	1,274
Total	8,872	8,421

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £2,950 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £696 million were internally rated AA+ to AA-, £1,131 million A+ to A-, £926 million BBB+ to BBB-, £55 million BB+ to BB- and £142 million were internally rated B+ and below or unrated.

(d)	Asset management operations

The debt securities are all held by M&G including Prudential Capital.

	2014 £m	2013 £m
	30 Jun	31 Dec
M&G
AAA to A- by Standard & Poor’s or Aaa to A3 rated by Moody’s	1,604	1,690
Other	349	355
Total M&G (including Prudential Capital)	1,953	2,045

(e)	Asset-backed securities

The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2014 is as follows:

	2014 £m	2013 £m
	30 Jun	31 Dec
Shareholder-backed operations:
Asia insurance operationsnote (i)	108	139
US insurance operationsnote (ii)	4,336	4,692
UK insurance operations (2014: 37% AAA, 25% AA)note (iii)	1,765	1,727
Other operationsnote (iv)	873	667
	7,082	7,225
With-profits operations:
Asia insurance operationsnote (i)	225	200
UK insurance operations (2014: 59% AAA, 14% AA)note (iii)	5,352	5,765
	5,577	5,965
Total	12,659	13,190

Notes

(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £225 million, 98 per cent (31 December 2013: 94 per cent) are investment graded.
(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 30 June 2014 comprises:

	2014 £m	2013 £m
	30 Jun	31 Dec
RMBS
Sub-prime (2014: 9% AAA, 11% AA, 7% A)	232	255
Alt-A (2014: 1% AA, 4% A)	244	270
Prime including agency (2014: 75% AA, 2% A)	1,108	1,235
CMBS (2014: 49% AAA, 20% AA, 22% A)	2,224	2,339
CDO funds (2014: 29% AA, 1% A), including £nil exposure to sub-prime	38	46
Other ABS (2014: 30% AAA, 18% AA, 43% A), including £65 million exposure to sub-prime	490	547
Total	4,336	4,692

(iii)	UK insurance operations
The holdings of the UK shareholder-backed operations include £626 million 31 December 2013: £632 million) relating to asset-backed securities held in the unit-linked funds. The remaining amount relates to investments held by PRIL with a primary exposure to the UK market.
Of the holdings of the with-profits operations, £1,266 million (31 December 2013: £1,490 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)	Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £873 million, 86 per cent (31 December 2013: 85 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2014:

Exposure to sovereign debts

	30 Jun 2014 £m		31 Dec 2013 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	58	58	53	53
Spain	1	16	1	14
France	18	-	19	-
Germany*	356	380	413	389
Other Europe (principally Belgium and Isle of Man)	49	43	45	45
Total Continental Europe	482	497	531	501
United Kingdom	3,474	2,309	3,516	2,432
Total Europe	3,956	2,806	4,047	2,933
United States**	3,125	4,805	3,045	4,026
Other, predominantly Asia	3,289	1,679	3,084	1,508
Total	10,370	9,290	10,176	8,467
*	Including bonds guaranteed by the federal government.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

Exposure to bank debt securities

	Bank debt securities £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	Total 30 Jun 2014	Total 31 Dec 2013
Portugal	-	44	44	-	-	-	44	45
Ireland	-	16	16	-	-	-	16	17
Italy	-	31	31	-	-	-	31	30
Spain	116	12	128	-	23	23	151	135
Austria	-	-	-	-	12	12	12	12
France	17	104	121	18	74	92	213	175
Germany	-	-	-	-	63	63	63	66
Netherlands	-	15	15	75	46	121	136	152
Total Continental Europe	133	222	355	93	218	311	666	632
United Kingdom	435	202	637	54	644	698	1,335	1,369
Total Europe	568	424	992	147	862	1,009	2,001	2,001
United States	-	1,794	1,794	32	453	485	2,279	2,163
Other, predominantly Asia	17	337	354	80	290	370	724	698
Total	585	2,555	3,140	259	1,605	1,864	5,004	4,862

With-profits funds
Portugal	-	-	-	-	-	-	-	6
Ireland	6	-	6	-	-	-	6	10
Italy	16	58	74	-	-	-	74	82
Spain	165	37	202	-	-	-	202	149
France	12	162	174	-	59	59	233	237
Germany	-	29	29	-	-	-	29	24
Netherlands	-	223	223	-	-	-	223	215
Total Continental Europe	199	509	708	-	59	59	767	723
United Kingdom	564	436	1,000	36	520	556	1,556	1,695
Total Europe	763	945	1,708	36	579	615	2,323	2,418
United States	-	1,619	1,619	83	120	203	1,822	2,214
Other, predominantly Asia	98	837	935	206	146	352	1,287	1,102
Total	861	3,401	4,262	325	845	1,170	5,432	5,734

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

C3.4 Loans	portfolio

Loans are accounted for at amortised cost net of impairment except for:

•	certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
•	certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2014 £m	2013 £m
	30 Jun	31 Dec
Insurance operations:
Asianote (a)	916	922
USnote (b)	6,130	6,375
UKnote (c)	4,389	4,173
Asset management operationsnote (d)	1,022	1,096
Total	12,457	12,566

(a)	Asia insurance operations

The loans of the Group’s Asia insurance operations comprise:

	2014 £m	2013 £m
	30 Jun	31 Dec
Mortgage loans‡	65	57
Policy loans‡	615	611
Other loans‡‡	236	254
Total Asia insurance operations loans	916	922
‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡	The majority of the other loans are commercial loans held by the Malaysia operation and which are all rated as investment grade by two local rating agencies.

(b)	US insurance operations

The loans of the Group’s US insurance operations comprise:

	30 Jun 2014 £m			31 Dec 2013 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	3,490	3,490	-	3,671	3,671
Policy loans††	1,864	776	2,640	1,887	817	2,704
Total US insurance operations loans	1,864	4,266	6,130	1,887	4,488	6,375
†	All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2014%	2013%
	30 Jun	31 Dec
Industrial	29	28
Multi-family residential	29	30
Office	11	13
Retail	20	19
Hotels	9	9
Other	2	1
	100	100
††	The policy loans are fully secured by individual life insurance policies or annuity policies. Included within the policy loans of REALIC are those accounted for at fair value through profit and loss to back liabilities for funds withheld under reinsurance. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.5 million (31 December 2013: £6.5 million). The portfolio has a current estimated average loan to value of 60 per cent (31 December 2013: 61 per cent).

At 30 June 2014, Jackson had mortgage loans with a carrying value of £34 million (31 December 2013: £47 million) where the contractual terms of the agreements had been restructured.

(c)	UK insurance operations

The loans of the Group’s UK insurance operations comprise:

	2014 £m	2013 £m
	30 Jun	31 Dec
SAIF and PAC WPSF
Mortgage loans†	1,391	1,183
Policy loans	12	12
Other loans‡	1,503	1,629
Total SAIF and PAC WPSF loans	2,906	2,824
Shareholder-backed operations
Mortgage loans†	1,478	1,345
Other loans	5	4
Total loans of shareholder-backed operations	1,483	1,349
Total UK insurance operations loans	4,389	4,173
†	The mortgage loans are collateralised by properties. By carrying value, 78 per cent of the £1,478 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent.
‡	Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d)	Asset management operations

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2014 £m	2013 £m
	30 Jun	31 Dec
Loans and receivables internal ratings:
AAA	104	108
AA+ to AA-	-	28
A+ to A-	120	-
BBB+ to BBB-	488	516
BB+ to BB-	49	174
B+ to B-	250	250
Other	11	20
Total M&G (including Prudential Capital) loans	1,022	1,096

C4 Policyholder	liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1 Movement	of liabilities

C4.1(a) Group overview

(i) Analysis	of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
Half year 2014 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2014	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group’s share of policyholder liabilities of joint ventures‡	3,159	-	-	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch*	1,690	-	(1,690)	-

Net flows:
Premiums	3,195	8,435	3,969	15,599
Surrenders	(1,133)	(2,787)	(2,240)	(6,160)
Maturities/Deaths	(548)	(671)	(3,547)	(4,766)
Net flows	1,514	4,977	(1,818)	4,673
Shareholders’ transfers post tax	(14)	-	(106)	(120)
Investment-related items and other movements	2,073	3,181	5,907	11,161
Foreign exchange translation differences	(837)	(3,560)	(231)	(4,628)
As at 30 June 2014	39,572	112,009	148,678	300,259
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	34,076	112,009	137,619	283,704
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	1,985	-	11,059	13,044
- Group’s share of policyholder liabilities of joint ventures‡	3,511	-	-	3,511

Half year 2013 movements
At 1 January 2013	34,664	92,261	144,438	271,363
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,501	92,261	133,912	257,674
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	10,526	10,589
- Group’s share of policyholder liabilities of joint ventures‡	3,100	-	-	3,100

Net flows:
Premiums	3,266	8,208	3,880	15,354
Surrenders	(1,652)	(2,420)	(2,315)	(6,387)
Maturities/Deaths	(430)	(620)	(3,883)	(4,933)
Net flows	1,184	5,168	(2,318)	4,034
Shareholders’ transfers post tax	(18)	-	(102)	(120)
Investment-related items and other movements	5	2,038	2,411	4,454
Foreign exchange translation differences	1,292	6,748	211	8,251
Reclassification of Japan Life business as held for sale**	(970)	-	-	(970)
Acquisition of Thanachart Life	487	-	-	487
At 30 June 2013	36,644	106,215	144,640	287,499
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	33,223	106,215	133,290	272,728
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	84	-	11,350	11,434
- Group’s share of policyholder liabilities of joint ventures‡	3,337	-	-	3,337
Average policyholder liability balances†
Half year 2014	36,328	109,710	136,126	282,164
Half year 2013	35,993	99,238	133,601	268,832

*	Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
**	Liabilities of £970 million in respect of the Japan Life operation were removed from policyholder liabilities following its reclassification as held for sale at 30 June 2013. Outflows of £45 million on Actual Exchange Rate (AER) (£39 million on a Constant Exchange Rate (CER)) in respect of Japan have been included in net flows up to that date, and hence included in the table above. Excluding the Japan Life operation the average shareholder-backed policyholder liabilities for half year 2013 was £21,473 million. No amounts are shown within the 2014 analysis above in respect of Japan.
†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures are accounted for on the equity method in the Group’s statement of financial position. The Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.
§	The policyholder liabilities of the Asia insurance operations of £34,076 million as shown in the table above is after deducting the intragroup reinsurance liabilities ceded by the UK insurance operations of £1,296 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities is £35,372 million.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above are after any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)      Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2014 £m
Shareholder-backed business	Asia	US	UK	Total note (c)
At 1 January 2014	21,931	107,411	50,779	180,121
Net flows:
Premiums	2,195	8,435	2,094	12,724
Surrenders	(1,028)	(2,787)	(1,033)	(4,848)
Maturities/Deaths	(276)	(671)	(1,201)	(2,148)
Net flowsnote (a)	891	4,977	(140)	5,728
Investment-related items and other movements	1,030	3,181	2,048	6,259
Foreign exchange translation differences	(433)	(3,560)	-	(3,993)
At 30 June 2014	23,419	112,009	52,687	188,115

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	19,908	112,009	52,687	184,604
- Group’s share of policyholder liabilities relating to joint ventures	3,511	-	-	3,511

	Half year 2013 £m
Shareholder-backed business	Asia	US	UK	Total
At 1 January 2013	21,213	92,261	49,505	162,979
Net flows:
Premiums	2,379	8,208	2,090	12,677
Surrenders	(1,194)	(2,420)	(1,252)	(4,866)
Maturities/Deaths	(146)	(620)	(1,174)	(1,940)
Net flowsnote (a)	1,039	5,168	(336)	5,871
Investment-related items and other movements	549	2,038	901	3,488
Acquisition of subsidiaries	487	-	-	487
Reclassification of Japan Life business as held for salenote (b)	(970)	-	-	(970)
Foreign exchange translation differences	585	6,748	-	7,333
At 30 June 2013	22,903	106,215	50,070	179,188

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	19,566	106,215	50,070	175,851
- Group’s share of policyholder liabilities relating to joint ventures	3,337	-	-	3,337

Notes

(a)	Including net flows of the Group’s insurance joint ventures.
(b)	The £970 million liabilities of the Japan Life operation were removed from policyholder liabilities following its reclassification as held for sale at 30 June 2013, an outflow of £45 million on Actual Exchange Rate (AER) (£39 million on a Constant Exchange Rate (CER)) in respect of Japan were included in net flows up to that date, and hence included in the table above. Excluding the Japan Life operation the average shareholder-backed policyholder liabilities for half year 2013 was £21,473 million. No amounts are shown within the 2014 analysis above in respect of Japan.
(c)	Policyholder liabilities relating to shareholder-backed business grew by £8 billion from £180.1 billion at 31 December 2013 to £188.1 billion at 30 June 2014 demonstrating the on-going growth of our business. The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £5.7 billion in the first half of 2014 (half year 2013: £5.9 billion), driven by strong inflows in the US £5.0 billion and Asia £0.9 billion.

C4.1(b) Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the movement in policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

Half year 2014 movements	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2014	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group’s share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (b)	1,690	-	-	1,690

Premiums:
New business	138	547	456	1,141
In-force	862	668	524	2,054
	1,000	1,215	980	3,195
Surrendersnote (e)	(105)	(914)	(114)	(1,133)
Maturities/Deaths	(272)	(29)	(247)	(548)
Net flowsnote (d)	623	272	619	1,514
Shareholders’ transfers post tax	(14)	-	-	(14)
Investment-related items and other movementsnote (f)	1,043	798	232	2,073
Foreign exchange translation differencesnote (a)	(404)	(193)	(240)	(837)
At 30 June 2014	16,153	14,642	8,777	39,572
Comprising:
- Policyholder liabilities on the consolidated statement of financial positionnote (c)	14,168	12,638	7,270	34,076
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	1,985	-	-	1,985
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,004	1,507	3,511

Half year 2013 movements
At 1 January 2013	13,451	14,028	7,185	34,664
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,388	11,969	6,144	31,501
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	-	63
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,059	1,041	3,100

Premiums:
New business	144	883	334	1,361
In-force	743	664	498	1,905
	887	1,547	832	3,266
Surrendersnote (e)	(458)	(1,043)	(151)	(1,652)
Maturities/Deaths	(284)	(22)	(124)	(430)
Net flowsnote (d)	145	482	557	1,184
Shareholders’ transfers post tax	(18)	-	-	(18)
Investment-related items and other movements note (f)	(544)	341	208	5
Reclassification of Japan Life business as held for sale*	-	(377)	(593)	(970)
Acquisition of Thanachart lifenote (g)	-	-	487	487
Foreign exchange translation differences	707	370	215	1,292
At 30 June 2013	13,741	14,844	8,059	36,644
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,657	12,783	6,783	33,223
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	84	-	-	84
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,061	1,276	3,337
Average policyholder liability balances†
Half year 2014	13,653	14,204	8,472	36,328
Half year 2013	13,522	14,625	7,846	35,993

*	The £970 million liabilities of the Japan Life operation were removed from policyholder liabilities following its reclassification as held for sale at 30 June 2013, an outflow of £45 million on Actual Exchange Rate (AER) (£39 million on a Constant Exchange Rate (CER)) in respect of Japan were included in net flows up to that date, and hence included in the table above. Excluding the Japan Life operation the average shareholder-backed policyholder liabilities for half year 2013 was £21,473 million. No amounts are shown within the 2014 analysis above in respect of Japan.
†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

Notes

(a)	Movements in the period have been translated at the average exchange rates for the period ended 30 June 2014. The closing balance has been translated at the closing spot rates as at 30 June 2014. Differences upon retranslation are included in foreign exchange translation differences.
(b)	Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
(c)	The policyholder liabilities of the Asia insurance operations of £34,076 million as shown in the table above is after deducting the intragroup reinsurance liabilities ceded by the UK insurance operations of £1,296 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities is £35,372 million.
(d)	Net flows increased 42 per cent on a constant exchange rate (actual exchange rate 28 per cent) from £1,069 million in half year 2013 to £1,514 million in half year 2014 predominantly reflecting higher premium income as the in-force book continues to grow together with improved surrender rates in the with-profits business (point e below). This has been offset by a higher level of maturities in our shareholder-backed business, which moved from £146 million in the first half of 2013 to £276 million in the first half of 2014, as products reach maturity dates in some markets. For definitions of constant exchange rate and actual exchange rate refer to note A1.
(e)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 4.7 per cent in the first half of 2014, lower than the 5.6 per cent recorded in the first half of 2013. For with-profits business, surrenders, maturities and deaths have decreased from £742 million in half year 2013 to £377 million in half year 2014. The decrease was primarily as a result of an increased number of with-profits policies reaching their five year anniversary in the first half of 2013, the point at which some product features triggered, which was not repeated in 2014. The higher levels of maturities for shareholder-backed business, which increased from £146 million in the first half of 2013 to £276 million in the first half of 2014, reflects a greater number of contracts reaching maturity dates in some markets.
(f)	Investment-related items and other movements in the first half of 2014 primarily represents gains from equity markets in the unit-linked and other business portfolios in conjunction with unrealised profits on bonds within the with-profits funds following the fall in long-term bond yields.
(g)	The acquisition of Thanachart life reflects the liabilities acquired at the date of acquisition.

C4.1(c)  US insurance operations

(i)	Analysis of movements in policyholder liabilities

A reconciliation of the movement in policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations

Half year 2014 movements	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2014	65,681	41,730	107,411
Premiums	6,591	1,844	8,435
Surrenders	(1,720)	(1,067)	(2,787)
Maturities/Deaths	(276)	(395)	(671)
Net flowsnote (b)	4,595	382	4,977
Transfers from general to separate account	708	(708)	-
Investment-related items and other movementsnote (c)	2,718	463	3,181
Foreign exchange translation differencesnote (a)	(2,249)	(1,311)	(3,560)
At 30 June 2014	71,453	40,556	112,009

Half year 2013 movements
At 1 January 2013	49,298	42,963	92,261
Premiums	5,665	2,543	8,208
Surrenders	(1,352)	(1,068)	(2,420)
Maturities/Deaths	(259)	(361)	(620)
Net flowsnote (b)	4,054	1,114	5,168
Transfers from general to separate account	715	(715)	-
Investment-related items and other movementsnote (c)	2,323	(285)	2,038
Foreign exchange translation differencesnote (a)	3,664	3,084	6,748
At 30 June 2013	60,054	46,161	106,215
Average policyholder liability balances*
Half year 2014	68,567	41,143	109,710
Half year 2013	54,676	44,562	99,238
*	Averages have been based on opening and closing balances, and adjusted for acquisitions, disposals and corporate transactions in the period.

Notes

(a)	Movements in the period have been translated at an average rate of $1.67/£1.00 (30 June 2013: $1.54/£1.00). The closing balance has been translated at closing rate of $1.71/£1.00 (30 June 2013: $1.52/£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows in the first half of 2014 were £4,977 million compared with £5,168 million in the first half of 2013, with the decrease being driven by foreign exchange movements. On a constant exchange rate basis net flows increased by 4 per cent from £4,781 million in the first half of 2013 to £4,977 million in 2014, principally as a result of increased variable annuity new business volumes. For definitions of constant exchange rate and actual exchange rate refer to note A1.
(c)	Positive investment-related items and other movements in variable annuity separate account liabilities of £2,718 million for the first six months in 2014 represents positive separate account return mainly following the increase in the US equity market in the period. Fixed annuity, GIC and other business investment and other movements of £463 million primarily reflect the interest credited to the policyholders in the period.

C4.1(d)    UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the movement in policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the period to 30 June is as follows:

		Shareholder-backed funds and subsidiaries
Half year 2014 movements	SAIF and PAC with-profits sub-fund £m	Unit-linked liabilities £m	Annuity and other long-term business £m	Total £m
At 1 January 2014	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (a)	(1,690)	-	-	(1,690)

Premiums	1,875	643	1,451	3,969
Surrenders	(1,207)	(1,010)	(23)	(2,240)
Maturities/Deaths	(2,346)	(314)	(887)	(3,547)
Net flowsnote (b)	(1,678)	(681)	541	(1,818)
Shareholders’ transfers post tax	(106)	-	-	(106)
Switches	(95)	95	-	-
Investment-related items and other movementsnote (c)	3,954	624	1,329	5,907
Foreign exchange translation differences	(231)	-	-	(231)
At 30 June 2014	95,991	23,690	28,997	148,678
Comprising:
- Policyholder liabilities	84,932	23,690	28,997	137,619
- Unallocated surplus of with-profits funds	11,059	-	-	11,059

Half year 2013 movements
At 1 January 2013	94,933	22,197	27,308	144,438
Comprising:
- Policyholder liabilities	84,407	22,197	27,308	133,912
- Unallocated surplus of with-profits funds	10,526	-	-	10,526
Premiums	1,790	1,428	662	3,880
Surrenders	(1,063)	(1,227)	(25)	(2,315)
Maturities/Deaths	(2,709)	(326)	(848)	(3,883)
Net flowsnote (b)	(1,982)	(125)	(211)	(2,318)
Shareholders’ transfers post tax	(102)	-	-	(102)
Switches	(104)	104	-	-
Investment-related items and other movementsnote (c)	1,614	1,067	(270)	2,411
Foreign exchange translation differences	211	-	-	211
At 30 June 2013	94,570	23,243	26,827	144,640
Comprising:
- Policyholder liabilities	83,220	23,243	26,827	133,290
- Unallocated surplus of with-profits funds	11,350	-	-	11,350
Average policyholder liability balances*
Half year 2014	84,393	23,671	28,062	136,126
Half year 2013	83,814	22,720	27,067	133,601
*	Averages have been based on opening and closing balances, and adjusted for acquisitions, disposals and corporate transactions in the period, and exclude unallocated surplus of with-profits funds.

Notes

(a)	Up until 31 December 2013, for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
(b)	Net outflows have improved from £2,318 million in the first half of 2013 to £1,818 million in the same period in 2014 primarily as a result of an increased number of bulk annuity transactions in the period leading to an improvement of £752 million in the net flows for annuity and other long term business. The levels of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the year.
(c)	Investment-related items and other movements of £5,907 million primarily reflect a fall in long-term bond yields and gains on investment properties in the first half of 2014.

C5	Intangible assets

C5.1	Intangible assets attributable to shareholders

(a)	Goodwill attributable to shareholders

	2014 £m	2013 £m
	30 Jun	31 Dec
Cost
At beginning of period	1,581	1,589
Exchange differences	(3)	(8)
At end of period	1,578	1,581
Aggregate impairment	(120)	(120)
Net book amount at end of period	1,458	1,461

Goodwill attributable to shareholders comprises:

	2014 £m	2013 £m
	30 Jun	31 Dec
M&G	1,153	1,153
Other	305	308
	1,458	1,461

Other goodwill represents amounts arising from the purchase of entities by the Asia and the US operations. These goodwill amounts by acquired operations are not individually material.

The aggregate goodwill impairment of £120 million at 30 June 2014 and 31 December 2013 relates to the goodwill held in relation to the held for sale Japan Life business (see note D1), which was impaired in 2005.

(b) Deferred	acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2014 £m	2013 £m
	30 Jun	31 Dec
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,612	4,684
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	91	96
	4,703	4,780
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	62	67
Distribution rights and other intangibles	1,179	448
	1,241	515
Total of deferred acquisition costs and other intangible assets	5,944	5,295

	2014 £m						2013 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles† note	30 Jun Total	31 Dec Total
Balance at beginning of period:	553	4,121	89	17	515	5,295	4,177
Reclassification of Japan Life as held for saleD1	-	-	-	-	-	-	(28)
Additions	93	374	-	2	745	1,214	1,230
Acquisition of subsidiaries	-	-	-	-	13	13	21
Amortisation to the income statement:

Operating profit	(55)	(239)	(6)	(2)	(20)	(322)	(643)
Non-operating profit	-	107	-	-	(4)	103	228

	(55)	(132)	(6)	(2)	(24)	(219)	(415)
Disposals	-	-	-	-	-	-	(1)
Exchange differences and other movements	(9)	(130)	-	-	(8)	(147)	(187)
Amortisation of DAC related to net unrealised valuation movements on Jackson’s available-for-sale securities recognised within Other Comprehensive Income	-	(212)	-	-	-	(212)	498

Balance at end of period	582	4,021	83	17	1,241	5,944	5,295
†	PVIF and other intangibles includes amounts in relation to software rights with additions of £10 million, amortisation of £10 million and exchange losses of £1 million and a balance at 30 June 2014 of £55 million.

Note

In March 2014 Prudential announced that the Group has entered into a new agreement expanding the term and geographic scope of our strategic pan-Asian bancassurance partnership with Standard Chartered PLC. The additions of £745 million for PVIF and other intangibles in half year 2014 includes £731 million representing the amount committed to secure this exclusive 15 year new bancassurance partnership agreement, commencing from 1 July 2014, which is not dependent on sales volume delivered through the renewed arrangements. This amount comprises payments already made during the period of US$850 million (£503 million) and a provision of £228 million for two equal committed payments due on 1 April 2015 and 1 April 2016, totalling US$400 million.

The addition of £13 million for acquisition of subsidiaries for PVIF and other intangibles in half year 2014 is for the acquisition of Express Life of Ghana in April 2014. The addition of £21 million in 2013 is for the acquisition of Thanachart Life.

US insurance operations

Summary balances

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2014 £m	2013 £m
	30 Jun	31 Dec
Variable annuity business	3,930	3,716
Other business	747	868
Cumulative shadow DAC (for unrealised gains/losses booked in Other Comprehensive Income)*	(656)	(463)
Total DAC for US operations	4,021	4,121
*	Consequent upon the positive unrealised valuation movement at half year 2014 of £1,023 million (31 December 2013: negative unrealised valuation movement of £2,089 million), there is a debit of £212 million (31 December 2013: a credit of £498 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2014, the cumulative shadow DAC balance as shown in the table above was negative £656 million (31 December 2013: negative £463 million).

Overview of the deferral and amortisation of acquisition costs for Jackson

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

As with fixed and index annuity and interest-sensitive life business, acquisition costs for Jackson’s variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Mean reversion technique

For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of returns on separate account investments which, for Jackson, is 7.4 per cent (half year 2013: 8.4 per cent; full year 2013: 7.4 per cent) after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 7.4 per cent (half year 2013: 8.4 per cent; full year 2013: 7.4 per cent) annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent (half year 2013: 8.4 per cent; full year 2013: 7.4 per cent) assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

i)	A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

ii)	An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2014, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £10 million (half year 2013: credit for decelerated amortisation of £20 million). The first half of 2014 amount reflects the separate account performance of 6 per cent, which is higher than the assumed level for the year.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets in 2014 (outside the range of negative 41 per cent to positive 21 per cent) for the mean reversion assumption to move outside the corridor.

C6    Borrowings

C6.1  Core structural borrowings of shareholder-financed operations

	2014 £m	2013 £m
	30 Jun	31 Dec
Holding company operations:
Perpetual subordinated capital securities (Innovative Tier 1)note (i)	2,067	2,133
Subordinated notes (Lower Tier 2)note (iv)	1,530	1,529
Subordinated debt total	3,597	3,662
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	4,146	4,211
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027 (Lower Tier 2)	146	150
Total (per condensed consolidated statement of financial position)note (v)	4,567	4,636

Notes

(i)	These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.
Tier 1 subordinated debt is entirely US$ denominated. The Group has designated all US$3.55 billion (31 December: US$ 3.55 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017, currently drawn at a cost of 12 month £LIBOR plus 0.4 per cent and a £115 million loan also maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.59 per cent.
(iv)	In December 2013, the Company issued core structural borrowings of £700 million Lower Tier 2 Subordinated notes primarily to UK institutional investors. The proceeds, net of costs, were £695 million.
(v)	The maturity profile, currency and interest rates applicable to the core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group’s consolidated financial statements for the year ended 31 December 2013.

C6.2 Other	borrowings

(a)	Operational borrowings attributable to shareholder-financed operationsnote (i)

	2014 £m	2013 £m
	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes	1,950	1,933
Non-recourse borrowings of US operations	17	18
Other borrowingsnote (ii)	276	201
Total	2,243	2,152

Notes

(i)	In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in April 2014 which will mature in October 2014. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.
(ii)	Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(b)	Borrowings attributable to with-profits operations

	2014 £m	2013 £m
	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds	667	691
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100
Other borrowings (predominantly obligations under finance leases)	97	104
Total	864	895

C7 Tax	assets and liabilities

C7.1 Deferred	tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2014 £m	2013 £m	2014 £m	2013 £m
	30 Jun	31 Dec	30 Jun	31 Dec
	Deferred tax assets		Deferred tax liabilities
Unrealised losses or gains on investments	116	315	(1,611)	(1,450)
Balances relating to investment and insurance contracts	5	8	(469)	(451)
Short-term timing differences	2,001	2,050	(1,748)	(1,861)
Capital allowances	9	10	(27)	(16)
Unused deferred tax losses	42	29	-	-
Total	2,173	2,412	(3,855)	(3,778)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2014 half year results and financial position at 30 June 2014 the possible tax benefit of approximately £123 million (31 December 2013: £127 million), which may arise from capital losses valued at approximately £0.6 billion (31 December 2013: £0.6 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £47 million (31 December 2013: £61 million), which may arise from trading tax losses and other potential temporary differences totalling £0.3 billion (31 December 2013: £0.4 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £39 million will expire within the next seven years. Of the remaining losses £0.6 million will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term timing differences		Unused tax losses
	30 Jun 2014 £m	Expected period of recoverability	30 Jun 2014 £m	Expected period of recoverability
Asia	26	1 to 3 years	35	3 to 5 years
Jackson	1,706	With run-off of in-force book	-	-
UK long-term business	128	1 to 10 years	-	-
Other	141	1 to 10 years	7	1 to 3 years
Total	2,001		42

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

The reduction in the UK corporation tax rate to 21 per cent from 1 April 2014 and a further reduction to 20 per cent from 1 April 2015 was substantively enacted on 2 July 2013 and therefore was reflected in the deferred tax balances as at 31 December 2013 and as at 30  June 2014.

C8    Defined benefit pension schemes

(a) Summary and background information

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2014 £m			2013 £m
	PSPS	Other schemes	30 Jun Total	31 Dec Total
Underlying economic surplusnote (c)	745	(54)	691	646
Less: unrecognised surplus	(623)	-	(623)	(602)
Economic surplus (deficit) (including investment in Prudential insurance policies)note (c)	122	(54)	68	44
Attributable to:
PAC with-profits fund	85	(52)	33	29
Shareholder-backed operations	37	(2)	35	15
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	(122)	(122)	(114)
IAS 19 pension asset (liability) on the Group statement of financial position*	122	(176)	(54)	(70)
*	At 30 June 2014, the PSPS pension asset of £122 million (31 December 2013: £124 million) and the other schemes’ pension liabilities of £176 million (31 December 2013: £194 million) were included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

The Group’s businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (31 December 2013: 84 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable and M&G. In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

In respect of PSPS, excluding expenses, the contributions are now payable at approximately £6 million per annum for on-going service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, where applicable, as applied prior to 2012, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for on-going service of current employees are apportioned in the ratio relevant to current activity.

In respect of the Scottish Amicable Staff Pension Scheme (SASPS), it has been agreed with the Trustees that the existing level of deficit funding of £13.1 million per annum continues to be paid into the scheme until 31 December 2018, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

In respect of the M&G Group Pension Scheme (M&GGPS), deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

Summary economic and IAS 19 financial positions

Under the IAS 19 ‘Employee Benefits’ valuation basis, the Group applies IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to on-going service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable. For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme.

The underlying IAS 19 surplus for PSPS at 30 June 2014 was £745 million (31 December 2013: £726 million) of which reflecting the arrangements under the scheme rules only a portion of the surplus, being £122 million (31 December 2013: £124 million), is recognised as recoverable. The £122 million represents the present value of the economic benefit to the Company from the difference between future on-going contributions to the scheme and estimated accrued cost of service. Of this amount, £85 million has been allocated to the PAC with-profits fund and £37 million was allocated to the shareholders’ fund (31 December 2013: £37 million).

The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2014 was a deficit of £105 million (31 December 2013: £115 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders’ fund.

The IAS 19 surplus of the M&GGPS on an economic basis at 30 June 2014 was £51 million (31 December 2013: surplus of £36 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 30 June 2014, the M&GGPS has invested £122 million in Prudential insurance policies (31 December 2013: £114 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&GGPS is a deficit of £71 million (31 December 2013: £78 million).

(b) Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the periods ended 30 June 2014, 30 June 2013 and 31 December 2013 were as follows:

	2014%	2013%	2013%
	30 Jun	30 Jun	31 Dec
Discount rate*	4.2	4.6	4.4
Rate of increase in salaries	3.2	3.2	3.3
Rate of inflation**
Retail prices index (RPI)	3.2	3.2	3.3
Consumer prices index (CPI)	2.2	2.2	2.3
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.2	3.2	3.3
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in half year 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 30 June 2014 were:

Male: 114.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI’s 2012 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI’s 2012 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The tables used for PSPS immediate annuities in payment at 30 June 2013 and 31 December 2013 were:

Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI’s 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI’s 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The most recent full valuations have been updated to 30 June 2014, applying the principles prescribed by IAS 19.

(c) Estimated pension scheme surpluses and deficits

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 30 June 2014, the investments in Prudential insurance policies comprise £142 million (30 June 2013: £131 million) for PSPS and £122 million (30 June 2013: £172 million) for the M&GGPS. On consolidation as required under IFRS, the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme surplus (deficit) determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2014 £m
		(Charge) credit to income statement or other comprehensive income
	Surplus (deficit) in schemes at 1 January 2014	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 30 June 2014
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	646	(4)	21	28	691
Less: amount attributable to PAC with-profits fund	(457)	(2)	(10)	(8)	(477)
Shareholders’ share:
Gross of tax surplus (deficit)	189	(6)	11	20	214
Related tax	(38)	1	(2)	(4)	(43)
Net of shareholders’ tax	151	(5)	9	16	171
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(602)	(13)	(8)	-	(623)
Less: amount attributable to PAC with-profits fund	428	9	7	-	444
Shareholders’ share:
Gross of tax surplus (deficit)	(174)	(4)	(1)	-	(179)
Related tax	35	1	-	-	36
Net of shareholders’ tax	(139)	(3)	(1)	-	(143)
With the effect of IFRIC 14
Surplus (deficit)	44	(17)	13	28	68
Less: amount attributable to PAC with-profits fund	(29)	7	(3)	(8)	(33)
Shareholders’ share:
Gross of tax surplus (deficit)	15	(10)	10	20	35
Related tax	(3)	2	(2)	(4)	(7)
Net of shareholders’ tax	12	(8)	8	16	28

Underlying investments and liabilities of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ net assets at 30 June 2014 comprise the following investments and liabilities:

	2014				2013
	PSPS £m	Other schemes £m	30 Jun Total £m	%	31 Dec Total £m
Equities:
UK	132	79	211	3	209
Overseas	10	312	322	5	329
Bonds:
Government	4,420	339	4,759	67	4,599
Corporate	873	114	987	14	822
Asset-backed securities	71	23	94	1	62
Derivatives	127	4	131	2	97
Properties	44	53	97	1	115
Other assets	516	25	541	7	711
Total value of assets	6,193	949	7,142	100	6,944

(d) Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £6,451 million (31 December 2013: £6,298 million) comprise £5,448 million (31 December 2013: £5,316 million) for PSPS and £1,003 million (31 December 2013: £982 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2014 and 31 December 2013 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown below does not directly equate to the impact on the profit or loss and equity attributable to shareholders due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and SASPS schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table below has no significant impact on the pension costs included in the Group’s operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within other comprehensive income.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2014 30 Jun	2013 31 Dec			2014 30 Jun	2013 31 Dec
Discount rate	4.2%	4.4%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.3%	3.3%
				Other schemes	5.0%	5.1%
Discount rate	4.2%	4.4%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.1%	3.1%
				Other schemes	4.7%	4.7%
Rate of inflation	RPI: 3.2%	3.3%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	CPI: 2.2%	2.3%	CPI: Decrease by 0.2%	PSPS	0.7%	0.7%
			with consequent reduction in salary increases	Other schemes	4.1%	4.6%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:
				PSPS	3.0%	2.7%
				Other schemes	3.0%	2.7%

C9 Share	capital, share premium and own shares

	30 Jun 2014			31 Dec 2013
	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:
At 1 January	2,560,381,736	128	1,895	2,557,242,352	128	1,889
Shares issued under share-based schemes	5,845,737	-	8	3,139,384	-	6
At end of period	2,566,227,473	128	1,903	2,560,381,736	128	1,895

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2014, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for		Share price range		Exercisable by year
		from		to
30 June 2014	7,617,023	288p		901p	2019
31 December 2013	10,233,986	288p		901p	2019

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £180 million as at 30 June 2014 (31 December 2013: £141 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2014, 9.5 million (31 December 2013: 7.1 million) Prudential plc shares with a market value of £127.8 million (31 December 2013: £94.5 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held in half year 2014 was 9.5 million which was in May 2014.

The Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased (in millions)	Cost £m
Half year 2014	6.2	81.9
Full year 2013	4.4	53.8

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2014 was 7.5 million (31 December 2013: 7.1 million) and the cost of acquiring these shares of £67 million (31 December 2013: £60 million) is included in the cost of own shares. The market value of these shares as at 30 June 2014 was £100 million (31 December 2013: £95 million). During 2014, these funds made net additions of 405,978 Prudential shares (31 December 2013: net additions of 2,629,816) for a net increase of £6.5 million to book cost (31 December 2013: net increase of £33.1 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2014 or 2013.

D	OTHER NOTES

D1	Held for sale Japan Life business

The Group’s closed book life insurance business in Japan, PCA Life Insurance Company Limited has been classified as held for sale in these condensed consolidated financial statements in accordance with IFRS 5, ‘Non-current assets held for sale and discontinued operations’.

This classification reflects the expected disposal of the business on which an agreement to sell was reached in July 2013. The sale has yet to be completed.

The assets and liabilities of the Japan Life business classified as held for sale on the statement of financial position as at 30 June 2014 are as follows:

	2014 £m	2013 £m
	30 Jun	31 Dec
Assets
Investments	934	956
Other assets	72	80
	1,006	1,036
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(131)	(120)
Assets held for sale	875	916

Liabilities
Policyholder liabilities	783	814
Other liabilities	45	54
Liabilities held for sale	828	868

Net assets	47	48

The remeasurement of the carrying value of the Japan Life business on classification as held for sale resulted in a charge of £(11) million (half year 2013: £(135) million) as shown in the income statement. In the supplementary analysis of profit of the Group as shown in note B1.1, those amounts are included within “Loss attaching to held for sale Japan Life business,” together with the income, including short-term value movements on investments, of the business.

D2 Domestication	of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. On an IFRS basis, approximately £12.6 billion of assets, £12.3 billion of liabilities (including policyholder liabilities of £10.2 billion and £1.7 billion of unallocated surplus) and £0.3 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) have been transferred.

The costs of enabling the domestication in the first half of 2014 were £8 million (full year 2013: £35 million). Within the Group’s supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns.

D3 Contingencies	and related obligations

The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six month period ended 30 June 2014.

D4 Post	balance sheet events

Interim dividend

The 2014 interim dividend approved by the Board of Directors after 30 June 2014 is as described in note B7.

D5 Related	party transactions

There were no transactions with related parties during the six months ended 30 June 2014 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date 19 September 2014	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ NIC NICANDROU
Name: Nic Nicandrou
Title: Chief Financial Officer